As confidentially submitted to the Securities and Exchange Commission on August 12, 2025.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APTERA MOTORS CORP.

(Exact name of registrant as specified in its charter)

Delaware	3751	83-4079594
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5818 El Camino Real

Carlsbad, California 92008

858-371-3151

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chris Anthony

Co-Chief Executive Officer

Aptera Motors Corp.

5818 El Camino Real

Carlsbad, California 92008

858-371-3151

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Jamie Ostrow, Esq. CrowdCheck Law LLP 700 12th St NW, Washington, District of Columbia 20005 917-842-5219	Traci M. Tomaselli, Esq. Daniel L. Forman, Esq. Stephen G. Zapf, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (646) 414-6926

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Dated August 12, 2025.

[X]  Shares of Class B Common Stock

This prospectus relates to the registration of the resale of up to [X] shares of our non-voting Class B common stock (including Class B common stock issuable upon: (i) the conversion of Class A common stock, (ii) the conversion of all of our outstanding Series B-1 preferred stock, which Series B-1 preferred stock will automatically convert upon the effectiveness of the registration statement of which this prospectus forms a part, (iii) the exercise of currently outstanding option awards and (iv) the exercise of currently outstanding warrants) by the stockholders identified in this prospectus, or the registered stockholders. We note that any outstanding shares of our Class A common stock are only registered hereunder if they are subsequently converted into Class B common stock.

Unlike an initial public offering, the resale by the registered stockholders does not involve a firm commitment underwriting by an investment bank. The registered stockholders may, or may not, elect to sell their shares of Class B common stock covered by this prospectus, as and to the extent they may determine.

Sales of our Class B common stock, if any, will be made through brokerage transactions on The Nasdaq Capital Market (“Nasdaq”) at prevailing market prices. See the section titled “Plan of Distribution” for additional information. If the registered stockholders choose to sell their shares of Class B common stock, we will not receive any proceeds from the sale of such shares of Class B common stock.

We have two classes of authorized common stock, Class B common stock and Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Each share of Class A common stock is entitled to one vote and is convertible into one share of non-voting Class B common stock (i) at any time at the option of the holder; or (ii) automatically upon any transfer of shares of Class A common stock, whether or not for value, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our board of directors, and transfers to certain family members. Such shares of Class B common stock have no voting rights except as required by Delaware General Corporation Law – however, upon and following the date that no shares of Class A common stock are outstanding, each holder of shares of Class B common stock will be entitled to one vote per share. See “Description of Capital Stock” for more details. As of August 12, 2025, the holders of our outstanding Class A common stock hold all of the voting power of our outstanding capital stock, with our directors, executive officers, and 5% stockholders, and their respective affiliates, holding approximately 92% of the voting power of our outstanding capital stock.

The Company elected to be treated  as a public benefit corporation under Delaware law and as a public benefit corporation, the Company’s duty to balance a variety of interests may result in actions that do not maximize stockholder value. See “Risks Related to Our Existence as Public Benefit Corporation” and “Description of Capital Stock—Public Benefit Corporation Status” for additional information.

No public market for our Class B common stock currently exists. However, our shares of Class B common stock have a history of trading in private transactions. Based on information available to us, the low and high sales price per share of our Class B common stock for such private transactions during (i) the year ended December 31, 2023 were $31.50 and $31.50, respectively; (ii) the year ended December 31, 2024 were $28.65 and $44.40, respectively; and (iii) from January 1, 2025 through June 30, 2025 were $28.62 and $44.40, respectively. For more information, see the section titled “Sale Price History of our Capital Stock.” Our recent trading prices in private transactions may have little or no relation to the opening public price or the subsequent trading price of our shares of Class B common stock on Nasdaq. Further, the listing of our Class B common stock on Nasdaq without a firm commitment underwriting is not a common method for commencing public trading in shares of our Class B common stock, and consequently, the trading volume and price of shares of our Class B common stock may be more volatile than if shares of our Class B common stock were initially listed in connection with an underwritten initial public offering.

On the day that our shares of Class B common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Northland Securities, Inc. (the “Advisor” or “Northland”), in its capacity as our financial advisor, must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Class B common stock are ready to trade, Nasdaq will confirm the Current Reference Price for our shares of Class B common stock, in accordance with the Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, the applicable orders that have been entered will be executed at such price and regular trading of our shares of Class B common stock on Nasdaq will commence, subject to Nasdaq conducting validation checks in accordance with the Nasdaq rules. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class B common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder. The registered stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence the Advisor in carrying out its role as a financial adviser. The Advisor will determine when our shares of Class B common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see the “Plan of Distribution” section of this prospectus.

We have applied to list our Class B common stock on Nasdaq under the symbol “SEV.” We expect our Class B common stock to begin trading on or about                                , 2025.

We will pay the expenses of registering these shares, but all selling and other expenses incurred by each registered stockholder will be paid by the registered stockholder. See “Plan of Distribution.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

On August 5, 2025, we effected a one-for-three reverse stock split pursuant to which every three shares of our issued and outstanding Class A common stock, Class B common stock and each series of Series B-1 preferred stock were reclassified as one share of Class A common stock, Class B common stock or Series B-1 preferred stock, as applicable (the “Reverse Stock Split”). The Reverse Stock Split had no impact on the par value of our common stock or preferred stock, or the authorized number of shares of our common stock or preferred stock. Unless otherwise indicated, all share and per share information in this prospectus is adjusted to reflect the Reverse Stock Split.

See the section titled “Risk Factors” beginning on page 6 to read about factors you should consider before buying shares of our Class B common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                      , 2025

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. Neither we nor the registered stockholders has authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the registered stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The registered stockholders will offer to sell, and seek offers to buy, shares of their Class B common stock only in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class B common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Through and including                , 2025 (the 25th day after the listing date of our Class B common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

For investors outside of the United States: Neither we nor any of the registered stockholders have done anything that would permit possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Class B common stock by the registered stockholders and the distribution of this prospectus outside of the United States.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a continuous offering process. Under this process, the registered stockholders may, from time to time, sell the Class B common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find Additional Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our Class B common stock.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class B common stock. You should carefully read this prospectus in its entirety before investing in our Class B common stock, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “Aptera,” “the Company,” “we,” “us,” and “our” in this prospectus refer to Aptera Motors Corp. Aptera is not legally related to Aptera Motors Inc. Our fiscal year ends December 31. Unless otherwise indicated, amounts in this prospectus, other than share amounts, are in thousands.

APTERA MOTORS CORP.

Overview

We are an automotive technology company focused on developing and manufacturing highly efficient solar electric vehicles (SEVs). Our flagship vehicle, the Aptera, is a three-wheeled, two-passenger vehicle designed for efficiency and sustainability. We believe the Aptera’s unique design, incorporating solar charging capabilities and aerodynamic efficiency, will offer a compelling alternative to conventional vehicles.

Our Business Model

We intend to generate revenue primarily through the sale of our SEVs. Our current focus is on completing the development and commencing production of the Aptera. To date, we have not commenced production of our SEVs. We plan to offer various Aptera models with different features and price points. We may also explore other revenue streams in the future, such as providing charging infrastructure or developing related technologies.

The Aptera

The Aptera is designed to be a highly efficient vehicle, minimizing energy consumption through its aerodynamic design and lightweight construction. Its integrated solar panels are intended to supplement battery charging, potentially allowing drivers to travel significant distances using only solar power. The Aptera is designed to be a practical and sustainable transportation solution for daily commuting and other driving needs.

Competitive Advantages

We believe the Aptera offers several competitive advantages, including:

●	High Efficiency: The Aptera’s aerodynamic design and lightweight construction contribute to its high energy efficiency.

●	Solar Charging: Integrated solar panels provide supplemental charging, potentially reducing reliance on traditional charging infrastructure.

●	Unique Design: The Aptera’s distinctive three-wheeled design differentiates it from conventional vehicles.

●	Sustainability: The Aptera’s electric powertrain and solar charging capabilities contribute to a reduced environmental footprint.

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Challenges

We face numerous challenges in developing and commercializing the Aptera, including:

●	Production: We have not yet commenced production of the Aptera and face risks associated with scaling production.

●	Competition: The passenger vehicle industry is highly competitive, and we face competition from established automakers and other electric vehicle manufacturers.

●	Technology: The development of advanced technologies, such as solar charging and battery systems, involves technical risks.

●	Funding: We will require significant additional capital to fund our operations and achieve our business objectives.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

Financial & Operational Risks:

Limited Operating History & Lack of Profitability:

●	The Company has a short operating history, no revenue, and has not yet generated profits.
●	There is substantial doubt about the Company’s ability to continue as a “going concern,” as indicated by the auditor’s opinion.
●	Significant future capital raises are required, with no assurance of success.
●	Future fundraising may dilute existing investors, potentially at a significant discount.

Capital-Intensive Industry & Funding Dependence:

●	The automotive industry is capital-intensive, requiring substantial ongoing funding.
●	Reliance on future equity, debt, and other financing, with potential unfavorable terms.
●	Inability to raise sufficient capital could force a reduction in planned development.

Supply Chain & Manufacturing Challenges:

●	Dependence on single-source suppliers for critical components, posing a risk of shortages and delays.
●	Exposure to industry-wide supply chain disruptions, including semiconductor shortages and logistical issues.
●	Limited experience in high-volume vehicle manufacturing, with potential for delays and cost overruns.
●	The Company has had past production delays due to financial restraints, supply chain issues, and technological challenges.
●	Tariffs and related trade barriers could impact the imports and exports of key components and materials used in our vehicles.

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Product Performance & Reliability:

●	Risk of vehicle defects, software errors, and performance issues impacting customer satisfaction and sales.
●	Potential for battery degradation and range limitations, leading to customer complaints and warranty claims.
●	The Company will initially depend on revenue generated from a single vehicle model.

Competitive Landscape & Market Adoption:

●	Intense competition from established and emerging vehicle manufacturers with greater resources.
●	Dependence on consumer acceptance of energy-efficient, solar-powered three-wheeled vehicles.
●	Volatility in demand within the passenger vehicle industry.
●	Significant technological and legal barriers to entry.

Regulatory & Legal Risks:

●	Compliance with vehicle safety, emissions, and other regulations, which may delay production.
●	Potential for product liability claims and associated financial and reputational damage.
●	Risks related to intellectual property protection, including patent litigation and infringement claims.
●	Ongoing investigation from the SEC, and the risk of future litigation.

Economic & External Factors:

●	Vulnerability to global economic recessions, financial institution instability, and other downturns.
●	Uncertainty over government purchase incentives for electric vehicles.

Dependency on key personnel:

●	The Company is highly dependent on a small management team.

Risks Related to Ownership of Class B Common Stock:

No Voting Rights for Investors, Concentrated Control & Conflicts of Interest:

●	Our Class B common stock has no voting rights.
●	Majority voting control by executive officers, potentially leading to conflicts of interest.
●	Potential conflicts arising from officers’ and directors’ outside business activities.
●	Dual class stock structure that concentrates voting power.

Use of Proceeds & Lack of Dividends:

●	Broad discretion in using offering proceeds, with no guarantee of returns.
●	No intention to pay dividends, relying on stock appreciation for investor returns.

Preferred Stock Liquidation Preference:

●	Preferred stockholders have liquidation preferences over common stockholders.

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Exclusive Forum Provisions:

●	Our certificate of incorporation contains exclusive forum provisions, potentially limiting stockholders’ ability to pursue legal claims.

Anti-Takeover Provisions:

●	Provisions in charter documents and Delaware law may hinder mergers and acquisitions.

No Firm Commitment Underwriting Direct Listing Risks:

●	Listing process differs significantly from a traditional IPO, with potential for increased volatility, lack of price discovery, and potentially fewer legal protections for investors.
●	None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer.

Emerging Growth Company Status:

●	Reliance on reduced disclosure requirements, potentially making the stock less attractive to some investors.

Public Benefit Corporation:

●	As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

Risks related to being a public company:

●	Increased cost of compliance, and the burden of reporting.
●	Management teams lack of experience managing a public company.
●	Risk related to changes in accounting principles.

Corporate Information

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and will become a public benefit corporation in Delaware prior to the effectiveness of the registration statement of which this prospectus forms a part. Our headquarters are located in Carlsbad, California. Our website address is www.aptera.us. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class B common stock.

Our Capital Structure

We have two classes of authorized common stock - Class B common stock and Class A common stock. This prospectus relates to the registration and resale of up to [_] shares of our Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except that our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Each share of Class A common stock is entitled to one vote and is convertible at any time into one share of Class B common stock. The Class B common stock has no voting rights, except as required by Delaware General Corporation Law. However, upon and following the Final Conversion Date—defined as the date that no shares of Class A common stock remain outstanding—holders of Class B common stock will be entitled to one vote per share. 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each series. See “Description of Capital Stock - Common Stock - Voting Rights” and “Description of Capital Stock - Preferred Stock - Voting Rights”.

Channels for Disclosure of Information

Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.aptera.us), press releases, public conference calls, public webcasts, and our social media pages. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. Investors should not rely on any such information in deciding whether to purchase our Class B common stock.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

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Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company,

We may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	an exemption from the requirement that critical audit matters be discussed in our independent auditor’s reports on our audited financial statements or any other requirements that may be adopted by the Public Company Accounting Oversight Board unless the SEC determines that the application of such requirements to emerging growth companies is in the public interest;

●	reduced disclosure obligations about our executive compensation arrangements;

●	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a stockholder approval of any golden parachute arrangements; and

●	extended transition periods for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (4) the last day of the fiscal year ending after the fifth anniversary of the date of effectiveness of the registration statement of which this prospectus forms a part.

We may take advantage of these exemptions until such time as we are no longer an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies that have adopted the new or revised accounting standards. It is possible that some investors will find our Class B common stock less attractive as a result, which may result in a less active trading market for our Class B common stock and higher volatility in the stock price of our Class B common stock.

Public Benefit Corporation Status

As a demonstration of our long-term commitment to promote solar mobility and to work towards positively impacting the communities in which we operate, we intend to be treated as a public benefit corporation under Delaware law prior to the effectiveness of the registration statement of which this prospectus forms a part. As provided in our current certificate of incorporation, the public benefits that we promote, and pursuant to which we manage our Company, are to break the chains of energy dependence by championing solar mobility—liberating communities, restoring sustainability, and forging a future where power belongs to the people. Being a public benefit corporation underscores our commitment to our purpose and our stakeholders, including consumers and customers, communities, and stockholders. See the section titled “Description of Capital Stock—Public Benefit Corporation Status” for additional information.

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RISK FACTORS

Investing in our Class B common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before making a decision to invest in our Class B common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, operating results, and future prospects could be materially and adversely affected. In that event, the price of our Class B common stock could decline, and you could lose part or all of your investment.

Risk Related to Our Business

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated any revenue or profits from continuing operations. To date, we have not commenced production of our SEVs. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate significant revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a “going concern” opinion.

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company’s ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation A and Regulation D offerings, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.

Aptera will need to raise additional funds to finance its operations or fund its business plan. Even if the Company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the Company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. Specifically, the Company has a round opened for shares of Class B common stock, in which the share price could be less than the price per share of Class B common stock offered by the registered stockholders pursuant to this prospectus, which would dilute your interest in the Company. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We have funded our operations since inception primarily through equity and debt financings. We anticipate that we will continue to need to raise additional funds through public offerings of equity or debt, equity, private placements, and strategic partnerships. Our business is capital-intensive, and we expect the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations for several years, and may not achieve positive cash flow at all.

Our plan to commence the production of our vehicles and grow our business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

If we raise additional funds through further issuances of equity or equity-linked securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of inflation, government closures of banks and liquidity concerns at other financial institutions, interest rate changes, global conflicts or other geopolitical events, or investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us.

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We anticipate that we will initially depend on revenue generated from a single vehicle model and in the foreseeable future will be significantly dependent on a limited number of models.

Similar to other passenger vehicle startups, we anticipate that revenue will initially be generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models. We expect to rely on sales from our vehicles, among other sources of financing, for the capital that will be required to develop and commercialize subsequent models. There is no guarantee that the development of any vehicle model will be successful or that we will ever commence production. In the event of any such failure of development or production, or to the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We are dependent on a few suppliers for vehicle components, some of which are single-source due to their unique attributes. The inability or unwillingness of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

We rely and intend to rely on a few third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, many of the components used in our vehicles will be custom and purchased by us from a single source. Our limited, and in some cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. Further we are still in the process of negotiating with many of our suppliers, and we have not formalized many of those relationships with binding agreements. Our ability to negotiate these contracts or termination of such relationships could have detrimental effects on our business and slow down our production schedule.

We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times and ongoing constraints of semiconductor supply. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our quality targets and development timelines as well as due to design changes have resulted in cost increases from our suppliers.

Any significant increases in our production may in the future require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. If we are unable to fully utilize our purchase commitments, there could be a material adverse effect on our results of operations.

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Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations and at much higher volumes. In addition, we have not yet begun mass production and servicing vehicles. Accordingly, our ability to scale production and initiate vehicle servicing and mitigate risks associated with these activities has not been thoroughly tested. If we experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, it could impair our ability to produce our vehicles on our anticipate timeframe (or at all), which would have a material adverse effect on our results of operations and financial condition.

Tariffs and related trade barriers could materially adversely affect our business, results of operations and financial condition.

Our business is exposed to risks arising from the imposition, expansion, or modification of tariffs and other trade barriers affecting the import or export of key components and materials used in our vehicles. Many of these components and materials are sourced from, or contain content originating in, countries that are currently, or may in the future be, subject to tariffs or other trade restrictions. The global trade environment is highly unpredictable, with tariffs often announced or changed with little advance notice and subject to further modification, suspension, or escalation due to evolving geopolitical factors.

Tariffs can significantly increase our costs, disrupt our supply chain, and create uncertainty in our ability to forecast material requirements or negotiate supply agreements on favorable terms. If tariffs materially increase the cost or limit the availability of components and materials, we may be required to seek alternative suppliers, redesign certain aspects of our vehicles, or absorb higher costs. These actions could be capital-intensive, time-consuming, and operationally disruptive, potentially delaying product launches, disrupting ongoing production, or impairing our ability to meet contractual obligations. Any of these outcomes could materially and adversely affect our business, results of operations, and financial condition. We cannot predict future changes in tariff policies or their impact, and our ability to mitigate these risks may be limited.

We have not yet commenced production of our vehicles and have limited experience in high volume manufacture of our vehicles.

To date, we have not yet commenced production of the Aptera, our initial vehicle model. Given the limited experience, we cannot provide assurance in our capability to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, or to satisfy the requirements of customers and potential customers. Any failure to develop and implement such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. We have experienced delays in our timeline for getting to production in the past due to financial constraints, supply chain issues and disruptions, technological challenges and certain regulatory certifications.   Such bottlenecks and other unexpected challenges have and may continue to arise as we ramp production of Aptera, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Our vehicles or the components installed therein may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles such as bi-directional charging or ADAS features take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management’s attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that we will be able to detect and fix all defects in our products prior to their sale or lease to customers.

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Any defects, delays or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery’s ability to hold a charge, or could require us to limit vehicles’ battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles’ range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers’ purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles’ range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers’ willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

Vehicle reservations may not result in actual sales, and because all reservations are fully refundable, our forecasted revenues and cash flows could be adversely affected.

We accept refundable vehicle reservations from prospective customers as an expression of interest in purchasing a vehicle. These reservations do not constitute binding purchase orders or other commitments to buy, and each reservation is fully refundable. As a result, the aggregate number of reservations should not be interpreted as an indicator of demand that will ultimately translate into completed vehicle sales. If a significant number of reservation holders elect not to purchase a vehicle, our forecasted revenues and cash flows could be material lower than we currently anticipate.

The Company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment. Additional financings could also dilute your ownership stake, see “Risk Factors – Risks Related to our Business - The Company plans to raise significantly more capital and future fundraising rounds, which may include offering equity at a significant discount to the price offered in this offering, which could result in dilution to investors in this offering.”

We may incur indebtedness in the future which could reduce our financial flexibility and adversely impact our operations and our costs.

We may incur debt in the future, which could materially and adversely impact our business, results of operations, and financial condition. A high level of indebtedness could require us to dedicate a substantial portion of our cash flow to service principal and interest payments, thereby reducing the funds available for working capital, capital expenditures, and other general corporate purposes. This could limit our financial flexibility and our ability to respond to changing business and economic conditions.

Our indebtedness may also subject us to restrictive covenants that limit our ability to incur additional debt, grant liens, pay dividends, make investments, or dispose of assets. These restrictions could impair our ability to pursue business opportunities, respond to market conditions, or execute our strategic objectives.

If we are unable to generate sufficient cash flow to meet our debt service obligations, we may be forced to seek additional financing, refinance existing debt, or sell assets, any of which may not be available on favorable terms, if at all. In the event of a default under any loan agreement, the lender could declare all outstanding principal, accrued interest and fees immediately due and payable and could foreclose on any collateral pledged to secure the indebtedness. An acceleration of indebtedness could force us to seek bankruptcy protection, consummate a restructuring on terms that are dilutive or otherwise unfavorable to stockholders, liquidate our assets at distressed prices or undertake other actions that could have material adverse effect on our business, results of operations and financial condition.

Aptera operates in a highly competitive market.

The Company competes with many other passenger vehicle manufacturers that have substantially greater resources than the Company. Such competition may result in the Company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its vehicles. The Company’s inability to compete with other passenger vehicle manufacturers for a share of the energy efficient vehicle market or the traditional passenger-vehicle market would have a material adverse effect on the Company’s results of operations and business.

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We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. Our vehicle specifications — including estimated range, acceleration, charging time, solar charging capacity, and other performance metrics — are based on a combination of simulated computer and other models and prototype testing. As we progress through testing and validation of our vehicle design, we may identify design changes necessary for safety, manufacturability, cost, or other reasons that could negatively impact these expected performance metrics.

Until validation and testing are complete, there is significant uncertainty as to whether our vehicles will meet the performance specifications we have disclosed. Any failure to achieve these metrics in our final production models could harm our reputation, affect customer satisfaction and demand, and have a material adverse effect on our business and prospects.

The Company is in the process of validating its vehicle design, and purchasing the tools and equipment needed to convert into the production stage. Our start date for production is uncertain and highly dependent on our ability to raise capital; however, we expect there will often be significant changes required from the prototypes to a vehicle that can be mass produced. Further, we operate in a capital intensive business and will need adequate funding to accomplish our goals. For instance, we have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks of capital required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. For these reasons, though we originally anticipated production would begin in 2021, and we have had to reset our expectations several times, and there can be no assurance that we will ever advance into production. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

●	perceptions about battery life, range and other performance factors;
●	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;
●	improvements in the fuel economy of the internal combustion engine;
●	the environmental consciousness of consumers;
●	volatility in the cost of oil and gasoline; and
●	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Our vehicles face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

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Passenger vehicles, like those produced by the Company, are highly regulated and are subject to regulatory changes.

The Company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled passenger vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. While the vast majority of states today would not require a helmet or motorcycle license to operate our vehicle, states could adopt regulations in the future to require helmets to operate our vehicle, which could negatively impact our sales prospects.

Demand in the passenger vehicle industry is highly volatile.

Volatility of demand in the passenger vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

Various state and federal programs offer purchase incentives for electric vehicles, such as tax credits or rebates, that could influence customer adoption of our products. Although we do not currently benefit from such incentives, changes to existing programs or the failure to implement new ones could affect market demand at the point at which our vehicles are available for sale. Our inability to capitalize on purchase incentives may slow adoption and negatively impact our potential for revenue growth.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

After we begin selling products, we may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The passenger vehicle industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have been granted ten patents, seven design patents and three utility patents. We have 94 pending patent applications worldwide with 52 patent applications pending in the United States, and our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

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There is currently pending litigation against the Company.

We are subject to a patent infringement suit filed in July 2024, see “Business— Legal and Regulatory Environment.”  The Company intends to vigorously defend these claims. While the Company believes these claims to be without merit, the Company’s obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the Company that might otherwise be used in pursuit of furthering its business plan. Such a diversion of our limited resources could result in further delays to commencing production and our production goals. Further, if the Company were to lose on the merits, in addition to the financial and resource costs of litigation, the Company may be subjected to monetary damages, which could have a material adverse effect on the Company’s results of operations and business.

The Company is aware that it is the subject of an investigation from the Securities and Exchange Commission.

In January 2025, the Company received a subpoena for documents from the staff of the Securities and Exchange Commission related to the Company’s securities offerings and production, design, and manufacture of its vehicle relevant to an ongoing investigation (the “SEC Investigation”). The Company is cooperating with the investigation and intends to produce documents in response. The Securities and Exchange Commission informed the Company that its investigation does not mean that it has concluded that anyone has violated the law and that receipt of the subpoena does not mean that the Securities and Exchange Commission has a negative opinion of any person, entity, or security. The Company, however, can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

Responding to the subpoena, and any subsequent inquiries or legal proceedings, will require the dedication of management’s time and attention and may result in the incurrence of significant expenses, including legal, accounting, and other professional services fees. The Company cannot predict the outcome of the investigation. While the Company is cooperating fully, the possibility exists that the investigation could lead to legal proceedings. Such proceedings, if they occur, could have a material adverse effect on the Company’s business, financial condition, results of operations, and cash flows.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

●	pay substantial damages;
●	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

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●	expend significant resources to develop or acquire non-infringing intellectual property;
●	discontinue processes incorporating infringing technology; or
●	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The Company’s insurance may not be sufficient.

There can be no assurance that the Company’s insurance is sufficient to cover the full extent of all of its losses or liabilities for which the Company is insured. Further, insurance policies expire annually, and the Company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if the Company sustains significant losses or makes significant insurance claims, or if other entities in its industry or the geographic regions in which it operates sustain significant losses or make substantial claims that impact the insurance market, the Company’s ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the Company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the Company’s financial condition or results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Aptera depends on a small management team and may need to hire more people to be successful.

The success of the Company will greatly depend on the skills, connections and experiences of its executive team. As of the date of this prospectus, the Company’s executive team is comprised of two executives, Chris Anthony (Co-CEO and Interim CFO) and Steve Fambro (Co-CEO). Upon listing on Nasdaq, Tom DaPolito will be engaged as the Company’s Interim CFO. While we expect to enter into employment agreement and/or contractor agreements with the executives in connection with our listing on Nasdaq, there is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the Company. Should any of them discontinue working for the Company, there is no assurance that the Company will continue. Additionally, Mr. DaPolito’s engagement agreement as Interim CFO commences upon Company’s listing on Nasdaq, and has a term of one year. There is no guarantee he will continue as Interim CFO of the Company after this term concludes. Further, as the Company grows the Company will need to build out its management team and hire individuals to perform certain functions. There is no assurance that the Company will be able to identify, hire and retain the right people for the various key positions.

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The Company relies on outside parties to provide technological and manufacturing expertise.

The Company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition.

A global economic recession or other downturn, whether due to inflation, global conflicts or other geopolitical events including public health crises, interest rate increases or other policy actions by major central banks, government closures of banks and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. Adverse economic conditions as well as uncertainty about the current and future global economic conditions may cause our customers to defer purchases or cancel their reservations and orders in response to higher interest rates, availability of consumer credit, decreased cash availability, fluctuations in foreign currency exchange rates, and weakened consumer confidence. Reduced demand for our products may result in difficulty in selling our securities, which has been our primary source of funding to date, which in turn would have a material adverse impact on our business, prospects, financial condition and results of operations. An economic downturn is likely to have a heightened adverse effect on us compared to many of our electric vehicle, motorcycle and traditional automotive industry competitors, to the extent that consumer demand is reduced in favor of lower-priced alternatives. In addition, any economic recession or other downturn could also cause logistical challenges and other operational risks if any of our suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations, fulfill their obligations to us, or meet our future demand.

In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to fund our operations and capital expenditures on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations, and financial condition.

Risks Related to Our Existence as Public Benefit Corporation

Our status as a public benefit corporation may not result in the benefits that we anticipate.

We have elected to be classified as a public benefit corporation under Delaware law. As a public benefit corporation, we are required to balance the financial interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits set forth in our current certificate of incorporation. In addition, there is no assurance that the expected positive impact from being a public benefit corporation will be realized.

Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a public benefit corporation, we are required to disclose to stockholders a statement at least biennially as to our promotion of the public benefit identified in our current certificate of incorporation and of the best interests of those materially affected by our conduct and such statement shall include, among other things, our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this statement, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, or we fail to make progress towards our specific public benefit purpose, our reputation and status as a public benefit corporation may be harmed.

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As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.

As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct, and (iii) specific public benefits identified in our charter documents. While we believe our public benefit designation and obligation will benefit our stockholders, in balancing these interests, our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example:

●	we may choose to revise or implement policies in ways that we believe will be beneficial to our stakeholders, including suppliers, employees, and local communities, even though the changes may be costly;
●	we may be influenced to pursue programs and services to demonstrate our commitment to the communities to which we serve even though there is no immediate return to our stockholders; and
●	in responding to a possible proposal to acquire the Company, our board of directors may be influenced by the interests of our stakeholders, including suppliers, employees, and local communities, whose interests may be different from the interests of our stockholders.

Our directors have a fiduciary duty to consider not only our stockholders’ pecuniary interests, but also our specific public benefit and the best interests of stakeholders materially affected by our actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders’ pecuniary interests, but also the Company’s specific public benefit and the best interests of stakeholders materially affected by the Company’s actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that are not such that no person of ordinary, sound judgment would approve. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but obligated, to consider our specific public benefit and the interests of other stakeholders. See “Description of Capital Stock—Public Benefit Corporation Status.” In the event of a conflict between the interests of our stockholders and the interests of our specific public benefit or our other stakeholders, our directors must only make informed and disinterested decisions that are not such that no person of ordinary, sound judgment would approve; thus, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, financial condition, and results of operations, which in turn could cause our stock price to decline.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least 2% of its outstanding capital stock or, upon the completion of our listing, the lesser of such percentage or shares of at least $2 million in market value) are entitled to file a derivative lawsuit claiming that its directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Such derivative actions would be subject to the Company’s exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Any such derivative litigation may be costly and have an adverse impact on our business operations, financial conditions, and results of operations.

Risks Related to Ownership of our Class B Common Stock

We do not intend to pay dividends on our capital stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Class B common stock.

We have never declared or paid any cash dividend on our capital stock and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Class B common stock will depend upon any future appreciation in their value. There is no guarantee that the Class B common stock will appreciate in value or even maintain the price at which you purchased them or have any value at all.

The Class B common stock has no voting rights.

We are registering for resale shares of our Class B common stock, which are non-voting and do not carry any voting rights on matters submitted to stockholders, except as required by Delaware law. Only holders of our Class A common stock have voting rights. As a result, investors purchasing Class B common stock in this offering will have no ability to influence most corporate decisions and will have significantly less influence over our affairs compared to holders of our Class A common stock.

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The dual class structure of our common stock will have the effect of concentrating voting control with those stockholders who held our capital stock prior to our listing, including our directors, executive officers, and 5% stockholders who will hold in the aggregate 92% of the voting power of our capital stock following the registration and listing of our Class B common stock on Nasdaq, which will limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock is non-voting. As of August 12, 2025, our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, held 92% of the voting power of our capital stock. Because of dual class structure, the holders of our Class A common stock collectively control a substantial majority of the combined voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval until such time as there are no longer any outstanding shares of Class A common stock and/or holders of our voting stock amend our current certificate of incorporation to allow for a vote. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

Future transfers by holders of Class A common stock will generally result in those shares converting to Class B common stock, subject to limited exceptions, such as certain permitted transfers, including certain transfers to family members, trusts solely for the benefit of the stockholder or their family members, affiliates under common control with the stockholder, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members, or permitted by our Board, in  each case as fully described in our restated certificate of incorporation to be in effect following the completion of this offering. The conversion of Class A common stock to Class B common stock will have the effect, over time, of increasing the relative voting power of those holders of Class A common stock who retain their shares in the long term.

Our amended and restated certificate of incorporation will contain exclusive forum provisions for certain claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, to the fullest extent permitted by law, provides that the Court of Chancery of the State of Delaware, or to the extent the Court of Chancery does not have jurisdiction, the federal district court of the District of Delaware, will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our restated certificate of incorporation will provide that the U.S. federal district courts will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or a federal forum provision”. Our decision to adopt a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the federal forum provision should be enforced in a particular case, application of the federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and neither the exclusive forum provision nor the federal forum provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision. These provisions may limit our stockholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

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Delaware law and provisions in our certificate of incorporation and bylaws could make a merger, tender offer  , or proxy contest difficult or more expensive, thereby negatively impacting the trading price of our Class B common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the registration and listing of our Class B common stock on Nasdaq may have the effect of delaying or preventing a merger, acquisition, or other change of control of our Company that the stockholders may consider favorable. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

●	our certificate of incorporation provides for a dual class capital structure. As a result of this structure, our Co-CEOs, Chris Anthony and Steve Fambro have the ability to control all stockholder decisions. This includes the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets. This concentrated control could discourage others from initiating any potential merger, takeover, or other change-of-control transaction that other stockholders may view as beneficial;
●	our board of directors has the right to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
●	our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect directors; and
●	our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Any provision of our certificate of incorporation, bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class B common stock.

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The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our Class B common stock.

Few companies have conducted direct listings, and the direct listing process we undertook is relatively novel. The absence of a traditional underwritten offering may contribute to a less orderly market for our Class B common stock, resulting in increased volatility in the trading price and potential difficulties in achieving a stable market price. Unlike a traditional initial public offering, there was no firm-commitment underwritten offering to help inform efficient and sufficient price discovery. Consequently, the public price of our Class B common stock may be more volatile than it would be if shares were initially listed in connection with a firm-commitment underwritten initial public offering. In addition, the trading volume and price of shares of our Class B common stock may be more volatile and subject to greater fluctuations due to the direct listing method.

The registration and listing of our Class B common stock differs significantly from an underwritten initial public offering.

This listing does not involve a firm commitment underwriting of our Class B common stock. In addition, the registration and listing of our Class B common stock on Nasdaq differs from an underwritten initial public offering in several significant ways, which include the following:

●	The direct listing does not involve a firm commitment underwriting. Consequently, prior to the opening of trading of our Class B common stock on Nasdaq, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of trading of our Class B common stock on Nasdaq will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, as the direct listing does not involve a firm commitment underwriting, there will be no investment bank facilitating or making resales of shares of our Class B common stock. Additionally, because there is no firm commitment underwriting, there is no underwriters’ option to purchase additional shares to help stabilize, maintain, or affect the public price of our Class B common stock on Nasdaq immediately after the listing. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our Class B common stock during the period immediately following the listing. See also “—Market volatility may affect the value of an investment in our Class B common stock and could subject us to litigation.”

●	There is no fixed or determined number of shares of Class B common stock available for sale in connection with the registration and listing of the Class B common stock on Nasdaq. Therefore, there can be no assurance that any existing stockholders will sell any of their shares of Class B common stock and there may initially be a lack of supply of, or demand for, shares of Class B common stock on Nasdaq. Alternatively, we may have a large number of existing stockholders who choose to sell their shares of Class B common stock in the near term resulting in potential oversupply of our Class B common stock, which could adversely impact the price of our Class B common stock.

●	None of our existing stockholders have entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors, and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, any of our stockholders, including our directors, officers and other significant stockholders, may sell any or all of their shares of Class B common stock, including shares of Class B common stock issuable upon conversion of our Preferred Stock and Class A common stock (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time, it may result in an oversupply of our Class B common stock in the market, which could adversely impact the price of our Class B common stock.

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●	We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our Class B common stock on Nasdaq. Instead, we intend to host an investor day and engage in certain other investor education meetings. In advance of the investor day, we will announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare an electronic presentation for this investor day, which will have content similar to a traditional roadshow presentation, and to make a version of the presentation publicly available, without restrictions, on our website. There can be no guarantee that the investor day and other investor education meetings will have the same impact on awareness of our brand and investor education (or consumer recognition) of our Company as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our Class B common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our Class B common stock. Following our listing, the sales or distribution of substantial amounts of our Class B common stock, or the perception that such sales or distributions might occur, could cause the market price of our Class B common stock to decline.”

●	Since this direct listing of our Class B common stock does not involve a firm commitment underwriting, the market price for our Class B common stock may be volatile and trading volume may be uncertain, which may adversely affect your ability to sell any Class B common stock that you may purchase. Because of the relatively novel listing process as well as our large retail investor base, individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class B common stock on Nasdaq and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our Class B common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our Class B common stock and an unsustainable trading price if the price of our Class B common stock significantly rises upon listing and institutional investors believe our Class B common stock is worth less than retail investors, in which case the price of our Class B common stock may decline over time. Further, if the public price of our Class B common stock is above the level that investors determine is reasonable for our Class B common stock, some investors may attempt to short our Class B common stock after trading begins, which would create additional downward pressure on the public price of our Class B common stock.

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●	We have a significantly larger number of retail investors than is typical for companies pursuing a direct listing on Nasdaq. As of August 12, 2025, we have more than 19,000 investors, primarily resulting from our prior securities offerings conducted under Regulation A, Regulation D and Regulation Crowdfunding. This large retail investor base presents unique considerations and potential challenges for our direct listing, including:

-	Retail investors may exhibit different trading patterns than institutional investors, potentially leading to increased volatility in the trading price of our Class B common stock. The diverse nature and potential lack of coordinated trading strategies among a large retail investor base could contribute to unpredictable fluctuations in trading volume and price.

-	In a direct listing, price discovery relies on the interaction of buy and sell orders on the exchange. A large retail investor base may complicate this process, as individual investors may have varying price expectations and trading behaviors. The fact that this is a direct listing that does not involve a firm commitment underwriting and related book-building process, combined with a large retail investor base, may make it more difficult to establish a stable initial trading price.

-	With a large number of existing stockholders, there is a potential for a significant volume of shares to be offered for sale immediately following the listing, which could lead to an oversupply and depress the stock price. Conversely, if a large proportion of our retail investors choose to hold their shares, there could be an undersupply of shares available for trading, potentially leading to increased price volatility.

-	Individual investors, retail, or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our Class B common stock on Nasdaq and may participate more in our initial trading than is typical for an underwritten initial public offering.

Investors in our Class B common stock may be unable to bring claims under Sections 11 and 12(a)(2) of the Securities Act due to the tracing requirement, which may limit the remedies available to investors in a direct listing.

In a traditional underwritten initial public offering, investors can generally trace their shares to the registration statement, enabling them to bring claims under Sections 11 and 12(a)(2) of the Securities Act for material misstatements or omissions. However, in a direct listing like ours that does not involve a firm commitment underwriting—where both registered and unregistered shares may be sold into the public market on the first day of trading—investors may be unable to establish that their shares were issued pursuant to the registration statement. As a result, liability under Section 11 and possibly Section 12(a)(2) may be unavailable to some investors, even in the event of a material misstatement or omission.

In June 2023, the U.S. Supreme Court held in Slack Technologies, LLC v. Pirani that shareholders asserting Section 11 claims must plead and prove that their shares are traceable to the allegedly defective registration statement. This decision confirms that the tracing requirement applies in the context of direct listings, making it harder for investors in these offerings to bring Securities Act claims. While the scope of Section 12(a)(2) liability remains unresolved, courts may impose similar traceability requirements.

As a result, investors in this offering may have fewer legal protections compared to investors in a traditional initial public offering, which could adversely affect investor confidence and demand for our Class B common stock. If we were to face Securities Act litigation and were found liable, it could have a material adverse effect on our business, financial condition, and results of operations.

An active, liquid, and orderly market for our Class B common stock may not develop or be sustained. You may be unable to sell your shares of Class B common stock at or above the price at which you purchased them.

We currently expect our Class B common stock to be listed and traded on Nasdaq. Prior to the listing of our Class B common stock on Nasdaq, there has been no public market for our Class B common stock. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with our existing stockholders regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our Class B common stock in the open market. While our Class B common stock may be sold after our listing of the Class B common stock on Nasdaq by our existing stockholders in accordance with Regulation A, Regulation Crowdfunding, and Rule 144 of the Securities Act, as applicable, unlike an underwritten initial public offering, there can be no assurance that any of our existing stockholders will sell any of their shares of Class B common stock. As a result, there may initially be a lack of supply of, or demand for, Class B common stock on Nasdaq. Conversely, there can be no assurance that our existing stockholders will not sell all of their shares of Class B common stock, resulting in an oversupply of our Class B common stock on Nasdaq. In the case of a lack of supply of our Class B common stock, the trading price of our Class B common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our Class B common stock if they are unable to purchase a block of our Class B common stock in the open market due to a potential unwillingness of our existing stockholders to sell a sufficient amount of Class B common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our Class B common stock, the market for our Class B common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our Class B common stock. In the case of a lack of demand for our Class B common stock, the trading price of our Class B common stock could decline significantly and rapidly after the listing of our Class B common stock on Nasdaq. Therefore, an active, liquid, and orderly trading market for our Class B common stock may not initially develop or be sustained, which could significantly depress and result in significant volatility in the price of our Class B common stock. This could affect your ability to sell your shares of Class B common stock.

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The trading price of our Class B common stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and in our crowdfunding offerings.

Prior to the registration and listing of our Class B common stock on Nasdaq, there has been no public market for our capital stock. The historical sales prices of our capital stock are primarily from sales of shares of our capital stock in our offerings under Regulation A and Regulation Crowdfunding as well as in private transactions. In the section titled “Sale Price History of our Capital Stock,” we have provided the historical sales prices of our capital stock in private transactions. However, this information may have little or no relation to broader market demand for our Class B common stock and thus the price of our Class B common stock. As a result, you should not place undue reliance on these historical sales prices as they may differ materially from the opening price of the Class B common stock and subsequent prices of our Class B common stock.

We cannot predict the prices at which our Class B common stock may trade on Nasdaq following the listing of our Class B common stock, and the market price of our Class B common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not a firm-commitment underwritten initial public offering, there will be no traditional book building process and no price at which traditional underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on Nasdaq. On the day that our shares of Class B common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Class B common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class B common stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will be executed at such price and regular trading of shares of our Class B common stock on Nasdaq will commence. The Advisor will determine when our shares of Class B common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate preopening buy and sell interest), the Advisor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade. For more information about how the initial listing price of the Class B common stock on Nasdaq will be determined, see the section titled “Plan of Distribution.”

Market volatility may affect the value of an investment in our Class B common stock and could subject us to litigation.

Electric vehicle companies have historically experienced high levels of stock price volatility. The price of our  Class B common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

●	the number of shares of our Class B common stock and Class A common stock publicly owned and available for trading;
●	actual or anticipated fluctuations in our financial condition, operating results and other operating and non-GAAP metrics;
●	our actual or anticipated operating performance and the operating performance of our competitors;
●	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
●	any major change in our board of directors, management, or key personnel;
●	the economy as a whole and market conditions in our industry;
●	rumors and market speculation involving us or other companies in our industry;
●	announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;
●	lawsuits threatened or filed against us;
●	other events or factors, including pandemics, war, incidents of terrorism, or responses to these events; and
●	sales or expected sales of our Class B common stock by us, and our officers, directors, and principal stockholders.

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Moreover, to the extent the trading value of our Class B common stock diverge, holders of our Class B common stock may engage in hedging and other activities which could result in additional volatility in the price of our Class B common stock and could result in significant declines in the price of our Class B common stock. There will likely be more ability for such investors to short our Class B common stock in early trading than is typical for a traditional underwritten public offering given increased availability of our Class B common stock on the trading markets in part due to the lack of contractual lock-up agreements or other restrictions on transfer. To the extent that there is a lack of awareness among retail investors, such lack of awareness could reduce the value of our Class B common stock and cause volatility in the public trading price of our Class B common stock.

Furthermore, the stock market has recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies and financial services and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions such as recessions, interest rate changes, or international currency fluctuations, may negatively impact the market price of our Class B common stock. These fluctuations may be even more pronounced in the trading market for our Class B common stock shortly following the listing of our Class B common stock on Nasdaq as a result of the supply and demand forces described above. If the market price of our Class B common stock after our listing does not exceed the opening public price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our Class B common stock in the public markets, or the perception that sales might occur, could cause the trading price of our Class B common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our Class B common stock into the public market, particularly sales by our Co-CEOs, directors, executive officers, and principal stockholders, or the perception that these sales might occur in large quantities, could cause the trading price of our Class B common stock to decline. None of our securityholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

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The dual class structure of our common stock may adversely affect the trading market for our Class B common stock.

Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices, including the S&P 500. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class B common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class B common stock. Any exclusion from stock indices could result in a less active trading market for our Class B common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class B common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class B common stock and trading volume could decline.

The trading market for our Class B common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. We do not have control over these securities analysts. If industry analysts do not cover us or cease coverage of us, the trading price for our Class B common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class B common stock or publish inaccurate or unfavorable research about our business, our Class B common stock price would likely decline. If one or more of these analysts cease coverage of us or cannot publish reports on us regularly, demand for our Class B common stock could decrease, which might cause our Class B common stock price and trading volume to decline.

We are an “emerging growth company” and intend to take advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our Class B common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the date of the effectiveness of the registration statement of which this prospectus forms a part; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC. For so long as we remain an emerging growth company, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	reduced disclosure obligations regarding executive compensation; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We currently intend to take advantage of the available exemptions described above. We have taken advantage of reduced reporting burdens in this prospectus. We cannot predict if investors will find our Class B common stock less attractive if we rely on these exemptions. If some investors find our Class B common stock less attractive as a result of these decisions, there may be a less active trading market for our Class B common stock and the price of our Class B common stock may be more volatile.

Risks Related to Being a Public Company

The requirements of being a public company, including maintaining adequate internal control over our financial and management systems, may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs and strains our financial and management systems, internal controls, and employees.

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The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control over financial reporting. We will be required to make a formal assessment and provide an annual management report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2026.

During the year ended December 31, 2023, and continuing into 2024, we identified two material weaknesses in our internal control over financial reporting (ICFR).

The first material weakness relates to accounting for stock-based compensation, primarily regarding 2023 stock option modifications. This led to a restatement of our 2023 financial statements. This weakness stemmed from deficient controls over accounting, review, and approval of equity modifications. Our remediation plan includes formalizing review and approval policies for all option modifications by senior management and our board of directors, and requiring timely review and approval of related accounting by qualified personnel.

The second material weakness relates to a lack of formalized accounting and financial reporting policies and procedures. This deficiency contributed to inconsistent policy application, error risk, and segregation of duties limitations. To remediate this, we are developing a comprehensive accounting and financial reporting policies and procedures manual to document policies, procedures, controls, and responsibilities.

We are undertaking these remediation efforts to improve our ICFR and disclosure controls and procedures to meet Sarbanes-Oxley Act standards. These efforts are expected to require significant financial resources and management oversight.

Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on our stock price.

The new rules and regulations applicable to public companies, and stockholder litigation brought against recently public companies, have made it more expensive for us to obtain and maintain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage.

Management identified certain material weaknesses relating to stock-based compensation accounting and a lack of formalized accounting and financial reporting policies and procedures, resulting in the Company not maintaining effective internal controls over financial reporting as of the years ended December 31, 2024 and 2023

Management identified certain material weaknesses relating to stock-based compensation accounting and a lack of formalized accounting and financial reporting policies and procedures, resulting in the Company not maintaining effective internal controls over financial reporting as of the years ended December 31, 2024 and 2023. As a result, the Company has not maintained effective internal controls over financial reporting as required for a public company. The resulting material weaknesses relate to deficient controls over accounting, review and approval of equity modifications. Additionally, it was concluded that we had inadequate controls over the management information systems related to program changes, segregation of duties, and access controls. As a result, it would be possible that the Company’s business process controls that depend on the accuracy and completeness of data or financial reports generated by these information technology systems could be adversely affected due to the lack of operating effectiveness of information technology controls. The failure to establish effective internal controls could result in improperly accounting for transactions accurately, reliability in compiling financial information, and could significantly impair our ability to prevent error and detect fraud.

We have previously restated our financial statements and may be required to restate our financial statements in the future, which could materially and adversely affect our business, financial condition, results of operations and the trading price of our securities.

During the preparation of our financial statements for the year ended December 31, 2024, we identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024. Specifically, we had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, we restated our previously issued financial statements for the year ended December 31, 2023. We continue to refine our accounting policies, procedures and systems and there can be no assurance that additional material weaknesses will not be identified in the future or that previously issued financial statements will not require further correction. If we discover new accounting errors or determine that additional adjustments are necessary, we may be obligated to restate our historical financial statements.

Restatements frequently provoke heightened scrutiny from the SEC, the Public Company Accounting Oversight Board, other federal or state regulatory authorities and Nasdaq. Regulatory inquiries or investigations typically consume significant management attention, require substantial legal and accounting expenditures, and may result in enforcement proceedings, monetary penalties or mandated changes to our governance and controls. Restatements also may result in litigation, including class actions and stockholder derivative suits, which can be costly to defend and, if resolved unfavorably, impose damages or injunctive relief that could restrict our operations. The announcement of a restatement may erode investor confidence in the reporting financial information, reduce trading liquidity and increase stock price volatility and cause the trading price of our securities to decline. Any of these risks could have a material adverse effect on our business, financial condition, results of operations and the market price of our securities.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board (FASB), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and stockholders’ equity/deficit, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Class B common stock.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial position, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit, operating expenses including changes in research and development, sales and marketing, and general and administrative expenses (including any components of the foregoing), and our ability to maintain future profitability;
●	our plans to raise capital to fund our operations;
●	our business plan and our ability to effectively manage our growth;
●	our ability to compete with well-established competitors and new entrants;
●	our ability to navigate the regulatory environment applicable to our operations and industry;
●	our ability to begin manufacturing our vehicles at scale;
●	our ability to attract and retain qualified employees and key personnel;
●	our ability to execute our strategy;
●	beliefs and objectives for future operations;
●	our ability to maintain, protect, and enhance our brand and intellectual property;
●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business;
●	economic and industry trends, projected growth, or trend analysis; and
●	increased expenses associated with being a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

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MARKET AND INDUSTRY DATA

This prospectus contains statistical data, estimates, and forecasts that are based on industry publications or reports generated by third-party providers, or other publicly available information, as well as other information based on internal estimates. Unless otherwise indicated, information contained in this prospectus concerning the SEV market, our general expectations, and our opportunity, is based on information from publicly available sources as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of our marketplace. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise.

In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

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USE OF PROCEEDS

Registered stockholders may, or may not, elect to sell shares of our Class B common stock covered by this prospectus. To the extent any registered stockholder chooses to sell shares of our Class B common stock covered by this prospectus, we will not receive any proceeds from any such sales of our Class B common stock. See the section titled “Principal and Registered Stockholders” for additional information.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Our obligation to pay a dividend on our Class A common stock, Class B common stock is subject to our board of directors declaring such a payment. We are not obligated to pay any dividends on our Class A common stock or Class B common stock and we currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for additional information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

OVERVIEW

Aptera Motors Corp. is a development stage company focused on the development and commercialization of solar electric vehicles. As of the date of this prospectus, the Company has not commenced production or generated any revenue from the sale of its products. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company obtaining additional financing and ultimately achieving profitable operations. This management’s discussion and analysis discusses the Company’s progress to date, its challenges, and its plans for the future, but should be read in conjunction with the consolidated financial statements and accompanying notes.

Aptera was formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting $100 reservations for our vehicle in December 2020 and as of December 31, 2024, we had more than 49,000 reservation holders. We have not delivered any products to customers and have not recognized any revenue from the sale of vehicles.

In 2024 and 2023, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

The Company accepts vehicle reservations for a $100 fee. These reservation fees are fully refundable. As of December 31, 2024, we had approximately 49,000 reservation holders.

Our production timeline has evolved as our company has progressed, and it remains dependent on our ability to secure sufficient capital. We had previously anticipated commencing low-volume production of our vehicles in 2025 and achieving a high-volume production rate of 20,000 vehicles per year by the end of 2026. However, we have experienced delays and this timeline is no longer indicative of our current expectations, primarily due to our ongoing need to secure substantial funding. As we have disclosed in the “Risk Factors” section of this prospectus, we have not yet raised the sufficient capital necessary to fully fund our tooling, validation program, and manufacturing facility. Unlike our previous fundraising efforts, which were composed of many smaller investments over time, the capital required for the remaining vehicle tooling and supplier commitments must be secured in substantial tranches to allow us to place large-scale purchase orders and commit to production schedules.

Our production plan for our Carlsbad facility is phased and each phase is contingent upon a specific level of funding. The initial “low-volume” production phase is estimated to require approximately $65 million in capital to fund remaining necessary tooling and validation programs. Following the initiation of low-volume production, a second phase to ramp to high-volume production would require an estimated additional $140-$160 million. This high-volume rate, which we project to be approximately 20,000 vehicles per year at our current facility’s maximum capacity, was a figure determined in consultation with Munro & Associates, a firm specializing in lean manufacturing principles for the automotive industry.

Given that our ability to begin any phase of production is dependent on securing the required capital, we cannot currently provide a revised forecast for when these milestones will be met. Until the necessary funding for a given production phase is secured, we will be unable to predict if and when that phase of production will commence.

We remain committed to commencing production as soon as possible. However, the exact timing remains uncertain and is dependent on several key factors, including:

●	Securing necessary funding: We require substantial upfront capital to initiate production, including funding for the remaining vehicle tooling, validation programs, and manufacturing facilities. Specifically, securing the capital estimated for both initial low-volume and subsequent high-volume production phases is critical. Until this funding is secured, the Company will be unable to predict if and when production will commence.
●	Availability of resources: Production is contingent on the availability of materials, components, manufacturing facilities, and an uninterrupted supply chain.
●	Addressing technical challenges: We may encounter further technical challenges that require redesign or alternative sourcing of components.
●	Meeting regulatory requirements: We must meet all necessary safety and regulatory requirements to certify our vehicles.

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Our approach to achieving future production is based on completing vehicle validation and testing, developing our manufacturing processes, and establishing a robust supply chain. Our current operational capabilities are focused on assembling and rigorously testing production-intent vehicles, preparing our manufacturing facility, and readying necessary components for initial production runs.

Historically, we have experienced challenges in raising capital in the amounts needed to fully fund our operations, and we have faced production delays due to financial constraints, supply chain disruptions, technological challenges, and regulatory requirements. While we currently do not anticipate any major supply chain disruptions, changes in global trade policies, including the imposition of new tariffs or changes to existing tariffs, could impact the cost and availability of components and materials, potentially affecting our production timelines and profitability. We have experienced price fluctuations for vehicle components and labor in the past, which have led to increased costs and negatively affected our results of operations.

We are actively working to address these challenges and secure the necessary resources to commence production. We will provide further updates on our progress as we achieve significant milestones. However, we cannot assure you that we will be successful in securing funding, overcoming technical challenges, or meeting regulatory requirements on a timely basis, or at all. These factors could significantly impact our ability to commence production and achieve our business objectives.

Restatement

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, materials to build prototype and validation vehicles, specialized out-sourced engineering services, facilities and software licenses.

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Results of Operations

Comparison of the results of operations for the three months ended June 30, 2025 and June 30, 2024

General, Selling and Administrative Expenses

	For the three months ended June 30, (in thousands)
	2025	2024	$ Change	% Change
Corporate and overhead expenses	$2,094	$2,488	$(394)	(16)%
Share-based compensation	5,896	1,009	4,887	484%
Depreciation	42	39	3	8%
Selling, general and administrative	$8,032	$3,536	$4,496	127%

The net increase in selling, general and administrative costs was primarily driven by higher stock-based compensation and legal costs, partially offset by reduced advertising expenses and personnel-related costs.

The increase in stock-based compensation expense compared to the prior-year period was primarily due to grants of options in the current period and $2.4 million of vesting in the current period associated with stock-based compensation for advisory services that didn’t exist in the prior period.

The decrease in corporate and overhead expenses was primarily driven by a $0.5 million reduction in advertising costs, reflecting lower Regulation A crowdfunding-related marketing activity, and a $0.1 million decrease in compensation and facilities expenses. These decreases were partially offset by a $0.2 million increase in outside services, primarily due to higher legal and compliance costs related to litigation and regulatory requirements.

Overall, we remain focused on aligning operating costs with strategic priorities as we progress through vehicle validation and testing. However, some costs, particularly legal fees and expenses related to ongoing litigation, as well as increased costs associated with responding to regulatory inquiries and proactively strengthening our corporate governance and compliance frameworks, are inherently less discretionary due to their nature and external drivers, and can therefore be less predictable in their timing and magnitude. Consequently, we anticipate these legal, regulatory, and compliance-related expenditures will remain elevated compared to prior periods for the foreseeable future as we address these matters and continue to invest in robust systems and processes.

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Research and Development Expenses

	For the three months ended June 30, (in thousands)
	2025	2024	Change ($)	Change (%)
Other operating expenses	$1,965	$2,283	$(318)	(14)%
Share-based compensation	3,814	243	3,571	1,470%
Depreciation	93	84	9	11%
Research and Development	$5,872	$2,610	$3,262	125%

Research and development expenses increased compared to the three months ended June 30, 2024, primarily due to higher stock-based compensation. The increase in stock-based compensation expense was driven by grants made during the period.

Other operating expenses decreased in the second quarter of 2025 compared to the same period in 2024, primarily due to a $0.6 million decrease in expenses for outside services, which were elevated in the prior year due to high engineering activity to complete vehicle development. This decrease was partially offset by a $0.1 million increase in compensation costs, primarily driven by the timing of R&D payroll tax credit recognition and higher hourly labor costs.

In April 2025, we granted stock options at an exercise price of $31.50 per share. This price was consistent with the per-share price of our concurrent Regulation D offering, a private placement which required a minimum investment of $25,000 from accredited investors. Around the same time, the Company also sold shares at $44.40 per share under its Regulation A offering. For U.S. GAAP purposes, we determined the fair value of the common stock to be $44.40, which was used as the input to the Black-Scholes model to value the April option grants. A total of $15.8 million in stock-based compensation expense was recognized for the six months ended June 30, 2025.

Other Income

For the three months ended June 30, 2025, other income was $1.8 million, compared to $0.6 million in the same period of 2024. The increase primarily relates to an increase of $1.0 million in matching grant funds received from the California Energy Commission, which offset cash paid for equipment and material purchases.

Net Loss

As a result of the foregoing, the Company’s net loss for the three months ended June 30, 2025 was $12.1 million compared to $5.6 million for the same period in the prior year.

Comparison of the results of operations for the six months ended June 30, 2025 and June 30, 2024

General, Selling and Administrative Expenses

	For the six months ended June 30, (in thousands)
	2025	2024	$ Change	% Change
Corporate and overhead expenses	$4,730	$5,087	$(357)	(7%)
Share-based compensation	11,167	7,111	4,056	57%
Depreciation	84	78	6	8%
Selling, general and administrative	$15,981	$12,276	$3,705	30%

The net increase in selling, general and administrative costs was primarily driven by higher stock-based compensation and reduced advertising expenses, partially offset by higher legal and regulatory costs.

The increase in stock-based compensation expense compared to the prior-year period was primarily due to $7.3 million in stock-based compensation for advisory services. This increase was partially offset by a stock-based compensation related to a one-time $5.5 million charge recognized last year related to the extension of expiring stock options.

The decrease in corporate and overhead expenses was primarily driven by a $1.0 million reduction in advertising costs, reflecting lower crowdfunding-related marketing activity. In addition, freight and property tax expenses declined by $0.2 million, due to elevated parts orders in the prior period and the recognition of prior-year catch-up property tax expenses. Travel and employee-related costs also decreased by $76,000. These reductions were partially offset by a $0.9 million increase in legal and compliance expenses associated with ongoing litigation and heightened regulatory requirements.

Overall, we remain focused on aligning operating costs with strategic priorities as we progress through vehicle validation and testing. However, some costs, particularly legal fees and expenses related to ongoing litigation, as well as increased costs associated with responding to regulatory inquiries and proactively strengthening our corporate governance and compliance frameworks, are inherently less discretionary due to their nature and external drivers, and can therefore be less predictable in their timing and magnitude. Consequently, we anticipate these legal, regulatory, and compliance-related expenditures will remain elevated compared to prior periods for the foreseeable future as we address these matters and continue to invest in robust systems and processes.

Research and Development Expenses

	For the six months ended June 30, (in thousands)
	2025	2024	Change ($)	Change (%)
Other operating expenses	$4,281	$4,748	$(467)	(10%)
Share-based compensation	4,619	1,573	3,046	194%
Depreciation	186	167	19	11%
Research and Development	$9,086	$6,488	$2,598	40%

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Research and development expenses increased compared to the six months ended June 30, 2024, primarily due to higher stock-based compensation. The increase in stock-based compensation was attributable to a series of option grants issued in April 2025 in recognition of the engineering team’s contributions.

Other operating expenses decreased in the second quarter of 2025 compared to the same period in 2024, primarily due to a $1.0 million decrease in expenses for outside services, which were elevated in the prior year due to high engineering activity to complete vehicle development. This decrease was partially offset by a $0.5 million increase in compensation costs, primarily driven by the timing of R&D payroll tax credit recognition and higher labor costs.

Other Income

For the six months ended June 30, 2025, other income was $2.1 million, compared to $0.9 million in the same period of 2024. The increase primarily relates to a $1.1 million increase in matching grant funds received from the California Energy Commission, which offset cash paid for equipment and material purchases.

Net Loss

As a result of the foregoing, the Company’s net loss for the six months ended June 30, 2025 was $22.9 million compared to $17.8 million for the same period in the prior year.

Comparison of the results of operations for the years ended December 31, 2024 and December 31, 2023

General, Selling and Administrative Expenses

	For the year ended December 31, (in thousands)
	2024	2023 (as restated)	$ Change	% Change
Corporate and overhead expenses	$11,302	$10,738	$564	5%
Share-based compensation	8,629	26,585	(17,956)	(68)%
Depreciation	159	153	6	4%
Selling, general and administrative	$20,090	$37,476	$(17,386)	(46)%

Our general, selling, and administrative expenses decreased during the fiscal year ended December 31, 2024. This was primarily driven by a significant reduction in stock-based compensation, as well as reduced spending in other areas. In 2023, we made the decision to accelerate the vesting of stock options as a means of retaining key talent while preserving cash for operations and research and development.

To support investments in key areas like design, engineering, and manufacturing, we focused on reducing cash expenditures in general and administrative areas. This resulted in:

●	A $0.5 million reduction in cash-based compensation and benefits due to decreased administrative staff.
●	A $0.1 million decrease in facilities costs due to reduced leased office space.

While we were able to reduce costs in some areas, expenses for outside services increased. This was driven by our strategy to leverage external expertise and resources, allowing us to flexibly scale our operations up or down as needed. The increase was comprised of:

●	A $0.5 million increase in legal expenses, primarily due to increased needs related to intellectual property, regulatory compliance, and litigation.
●	A $0.3 million increase in non-cash fees paid to advisors.

We maintained a disciplined approach to controlling discretionary general and administrative expenses, particularly in areas such as compensation and facilities. However, we experienced an unexpected increase in legal expenses related to intellectual property, regulatory compliance, and litigation. Overall, we remain focused on managing resources effectively to support the advancement of our vehicle program.

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Research and Development Expenses

	For the year ended December 31, (in thousands)
	2024	2023 (as restated)	Change ($)	Change (%)
Other operating expenses	$12,982	$14,834	$(1,852)	(12)%
Share-based compensation	3,460	8,538	(5,078)	(59)%
Depreciation	339	296	43	15%
Research and Development	$16,781	$23,668	$(6,887)	(29)%

Research and development expenses decreased during the fiscal year ended December 31, 2024, primarily due to a significant reduction in stock-based compensation and our focus on cost control measures. The lower stock-based compensation reflects our decision in 2023 to accelerate the vesting of stock options as a way to retain key talent while preserving cash.

In 2024, as our vehicle design process reached its final stages, we streamlined our operations and reduced our workforce. This resulted in a $1.9 million decrease in engineering and consulting expenses compared to the prior year.

Additionally, we made the difficult decision to close our facility in Vista, California. This facility was originally intended for future vehicle production. However, due to challenges in securing the necessary funding to proceed with the validation and production phases of our vehicle program, we chose to abandon the lease. This closure resulted in a $1.0 million reduction in facilities expense compared to the prior year.

These cost reduction measures reflect our commitment to aligning resources with our strategic priorities and ensuring the long-term sustainability of our business.

Partially offsetting these decreases was a $1.6 million increase in equipment and supplies as we purchased materials to build validation and testing vehicles in 2024.

Other Income

For the year ended December 31, 2024, other income was $2.0 million, compared to $2.1 million in the same period of 2023. The $0.1 million decrease was primarily due to a $0.4 million gain on the settlement of a lease liability recognized in 2023 that did not recur in 2024. That loss was offset by increased grant funds of $0.1 million and investment income of $0.1 million.

●	2024: Other income consisted of $1.3 million in grant funding from the California Energy Commission, $0.7 million in investment income, and $0.1 million in interest income.
●	2023: Other income included $1.2 million in grant funding from the California Energy Commission, $0.5 million in interest income, and the $0.4 million gain on lease settlement.

Loss from Discontinued Operations

On April 27, 2023, the Company entered into a settlement agreement to unwind its merger with Andromeda Interfaces, Inc. (“AI”). As part of the settlement, Aptera agreed to return all shares of AI to its founders in exchange for 83,696 shares of Class A Aptera common stock, which represented the entire share consideration issued in connection with the original merger.

As a result of this transaction, AI’s operating results are reported as discontinued operations in the period ended December 31, 2023.

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Net Loss

As a result of the foregoing, the Company’s net loss for the year ended December 31, 2024 was $34.9 million compared to $59.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

As of June 30, 2025, the Company had $34.5 million in total assets. Our primary sources of liquidity currently include $13.1 million in cash and cash equivalents and $1.6 million in grant funds receivable from the California Energy Commission (“CEC”). Our current operational cash burn rate, covering essential personnel, ongoing regulatory compliance (including costs associated with this public offering process and the ongoing SEC Investigation as further described under the “Business – Litigation and Regulation” section of this prospectus), and fixed costs, is approximately $1.2 to $1.5 million per month. This baseline burn rate is currently elevated by significant expenses associated with the process of becoming a publicly traded company and by substantial legal and other professional fees related to the SEC Investigation, which are difficult to predict with certainty but are expected to continue to be material in the near term. Our existing cash and cash equivalents, even when supplemented by anticipated near-term grant receipts, are therefore only sufficient to cover several months of these baseline operations, and would not be sufficient to advance our business plan. To complete vehicle validation and prepare for initial production—including increased spending on engineering, validation, testing, and the hiring of additional sales, marketing, and administrative personnel—we estimate that we will require approximately $30 million in additional funding. Following that, we estimate an additional $30-40 million will be required for the remaining production tooling in order to commence low-volume manufacturing. In total, we require approximately $60-70 million to advance through these next two critical pre-production phases. We estimate that the associated work would take approximately 12 to 18 months to complete from the time such capital is fully secured. This capital must be secured in substantial tranches, rather than incrementally, as it is necessary to fund significant, non-cancelable commitments to suppliers for remaining vehicle tooling and equipment.

Our awarded $21.9 million grant from the CEC is an important component of our liquidity plan. The grant provides funding on a reimbursement basis for eligible expenditures, such as capital investments in tooling, equipment and for vehicle validation activities. We anticipate receiving further portions of this grant, specifically an estimated $6 million in calendar year 2025 and $14 million in the subsequent calendar year. These anticipated disbursements are linked to our operational spending plan, as the eligible expenditures must be incurred before we can meet our updated production and sales milestones. These milestones, which were recently extended with CEC approval, now require us to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. Our ability to meet these milestones is subject to our ability to fund the required upfront investments, and there is no guarantee we will be able to do so.

Long-Term Cash Requirements

Beyond our immediate capital needs to commence low-volume production, our long-term business plan requires us to raise substantial additional capital for future growth and operational expansion. Our material cash requirements beyond the next 12 months are expected to include, but are not limited to, the following:

●	Scaling to High-Volume Production: As previously stated, we estimate needing $140-$160 million to fully equip our current Carlsbad facility and scale our manufacturing process to achieve our high-volume production target of 20,000 vehicles per year. This includes significant investment in additional automation, assembly line equipment, and quality control systems and is in addition to the $60-70 million necessary to fund the remaining tooling and validation programs mentioned above.
●	Future Manufacturing Capacity: To meet our longer-term production targets that exceed the capacity of our current facility, we will require additional manufacturing capacity. This may involve securing or constructing new, larger facilities, which would represent a material future capital expenditure, the cost and timing of which has not yet been determined.
●	Expansion of Sales and Service Infrastructure: Our direct-to-consumer model will require significant investment to scale nationally. We will need to fund the establishment of regional pre-delivery and service centers, as well as expand our fleet of mobile service vehicles to support our customers and/or form relationships with third party vendors to provide this level of service.
●	Research and Development: To maintain our competitive advantage, we intend to continue investing in research and development. This includes developing future vehicle models, enhancing our proprietary solar and battery technology, and exploring other applications for our technology.
●	Working Capital: As we begin and scale production, our need for working capital will increase significantly. We will require cash to fund raw materials, work-in-process, and finished goods inventory, which will increase substantially as our production volume grows.
●	Public Company Costs: We will continue to incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company.

Our ability to fund these long-term requirements is dependent upon our ability to raise substantial additional capital through future equity or debt financings, and there can be no assurance that we will be able to do so on favorable terms, or at all.

As of June 30, 2025, the Company’s total liabilities were $7.7 million. Major existing liabilities include $1.1 million in accrued liabilities, $4.1 million in unearned reservation fees, and $2.0 million in lease liabilities. We also had approximately $1.0 million of purchase commitments as of June 30, 2025, which are generally cancellable. For further details on our commitments, see “Commitments and Contingencies” below.

We have a history of net losses and negative cash flows from operations. These factors, our current limited cash runway at our elevated baseline burn rate, together with our significant upcoming material cash requirements for planned expanded operations and substantial capital expenditures necessary to initiate and scale vehicle production, raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern over the next 12 months and beyond is dependent upon our ability to raise additional capital in a timely manner.

We expect to finance our operations by conducting public offerings of equity or debt, private placements of equity or debt, entering into equity lines of credit or similar facilities, entering into agreements for equipment financing, CEC grant, and pursuing strategic partnerships.

Historically, we have funded our operations primarily through the issuance of common stock and the CEC grant.

Equity Issuances

From July 1, 2025 through the date of this filing we issued approximately 69,680 shares of Class B common stock in connection with Regulation A and Regulation D offerings for total cash proceeds of $2.8 million at a weighted average price of $40.39 per share.

During the six months ended June 30, 2025, we issued 186,251 shares of Class B common stock in connection with Regulation A and Regulation D offerings for total cash proceeds of $7.4 million at a weighted-average price of $39.73 per share.

During the year ended December 31, 2024, we issued 744,329 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $31.50 per share. We also raised $0.7 million from the sale of convertible notes. In the fourth quarter of 2024, we issued 27,877 shares in exchange for the conversion of convertible notes and accrued interest, resulting in total proceeds of $0.7 million at a weighted-average price of $25.20 per share. Furthermore, 642 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $11.40 per share.

During the three months ended June 30, 2025, the Company issued 347 shares of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand, based on a weighted-average issuance price of $44.40. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

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The Company has and may in the future grant warrants to vendors as part of their payment for the provisions of services. Currently, the Company has issued warrants with vendors to purchase shares of Class B common stock. During the year ended December 31, 2024, the Company issued to Amato and Partners, LLC, a vendor of the Company, a warrant to purchase 333,333 shares with an exercise price of $31.50. This warrant vests monthly through May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant for 533,333 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. Copies of these warrants are filed as Exhibits 4.2 and 4.3, respectively, to the registration statement of which this prospectus forms a part. The Company has also issued warrants to US Capital Global Securities, LLC pursuant to four separate warrant agreements for an aggregate of 1,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029. Copies of each of these warrant agreements are filed Exhibits 4.4, 4.5, 4.6, and 4.7 to the registration statement of which this prospectus forms a part.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the CEC to add critical capacity to accelerate scaled manufacturing. The grant provides for the reimbursement of certain capital and operational expenditures subject to meeting specific milestones. A full discussion of the grant’s terms, funding schedule, and related milestones is included above in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

As of June 30, 2025, we were current on all milestones agreed with the CEC and submitted reimbursement requests totalling $4.1 million, $2.5 million of which were approved and paid to us. In May 2025 we were approved for a time extension on the project including an extension on milestone dates for the start of production on the low-volume and high-volume production lines. Our new milestones are to manufacture and sell 50 vehicles by February 2026 and 500 vehicles by October 2026. These milestones depend heavily on our ability to obtain sufficient and timely funding. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period was also extended and is now due to conclude in the first quarter of 2027.

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

Commitment and Contingencies

Leases

As of June 30, 2025, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California under an operating lease agreement that expires April 1, 2027. For the year ended December 31, 2024, we recorded $1.1 million of lease expense. For the six months ended June 30, 2025, we recorded $0.5 million of lease expense and expect to record payments of $0.6 million related to this facility for the remainder of the year ending December 31, 2025.

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Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2025, we had approximately $1.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery. This enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how, and data. During the year ended December 31, 2023, we entered into an amended the TLA with Chery, agreeing to a fixed fee of $1 million in cash (an amount paid to Chery prior to entering into the amendment) and $5 million of Class B common stock, in two remaining installments corresponding with the milestones set out in the TLA. We hold rights of first refusal to repurchase Chery’s shares in the event of a sale or transfer to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

As of the date of this prospectus, the Company is a party to a lawsuit with Zaptera and the Company received subpoena related to the SEC Investigation, see “Item 1. Business – The Company’s Business – Litigation and Regulation” for further details. As discussed in Results of Operations above, the Company incurred higher litigation expense in 2024 related both the lawsuit and SEC Investigation and anticipates that such expenses will continue at elevated levels in 2025.

Trend Information

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Tariffs

Recent U.S. tariff measures on imported materials are not expected to materially impact our current vehicle development stage, as we have not yet built significant inventory. However, we are evaluating the potential effects on our future supply chain. Our sourcing strategy primarily prioritizes quality, availability, and price for unique components, with domestic procurement typically being a secondary consideration. This approach may increase our exposure to international trade disruptions and tariff-related cost volatility and we expect to adjust our approach accordingly.

Due to our current development stage, we believe we are well-positioned to react to potential future cost increases from suppliers. Furthermore, our long-standing plan to assemble vehicle components in the United States provides us with the flexibility to maintain competitive pricing.

However, recent proposals to change the international trade framework events have resulted in substantial regulatory uncertainty regarding international trade and trade policy, both in the United States and abroad. The U.S. government has also raised the possibility of other initiatives that may affect importation of goods including renegotiation of trade agreements with other countries and the introduction of new or increased import duties or tariffs with respect to products from a number of different countries. In light of this uncertainty and the unknown impact on the broader U.S. and global economy in the future, we do not have clarity at this point over the potential medium to long term impacts our business may face. The availability of certain goods could be affected if foreign suppliers choose to limit their exposure to U.S. markets in response to unfavorable trade policies, which could negatively impact the ability of our suppliers to deliver materials or manufacturing equipment to us and, therefore, delay or impede our deliveries. Furthermore, rising inflation, slower economic growth and increases in unemployment that may result from global trade disruptions could further deflate consumer demand, reducing demand for our products.

Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting Company as defined by §229.10(f)(1), Aptera is not required to provide this information.

Critical Accounting Policies and Estimates

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

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The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

For the year ended December 31, 2024, we recorded impairment charges of $0.8 million related to construction-in-progress assets, as further discussed in Note 6 to our consolidated financial statements. For the year ended December 31, 2023, we recorded $1.7 million in impairment charges related to construction-in-progress assets, as detailed in Note 6 to our consolidated financial statements.

Stock-Based Compensation

 Stock-based compensation expense is a significant component of our operating expenses. The determination of the fair value of stock options and other equity-based awards requires management to make critical estimates and assumptions, which affect the reported amounts of stock-based compensation expense in our consolidated financial statements. These estimates and assumptions include, but are not limited to, the expected volatility of our stock price, the expected term of the awards, the risk-free interest rate, and the estimated forfeiture rate.

●	Valuation Inputs: The fair value of stock options is determined using valuation models, such as the Black-Scholes-Merton option-pricing model, which requires inputs that are subjective and may significantly impact the resulting valuation. These inputs, including the fair value of the underlying stock price per share, expected volatility and expected term, are based on management’s judgment and historical experience, as well as publicly available information for comparable companies. Changes in these inputs could materially affect the estimated fair value of our stock options and, consequently, the amount of stock-based compensation expense recognized in our financial statements.

●	Option Modifications: We have a history of modifying the terms of stock options, including adjustments to exercise prices, vesting schedules, and other contractual provisions. These modifications can result in significant changes to the fair value of the awards and, therefore, have a substantial impact on the related stock-based compensation expense recognized in the period of modification. The determination of the incremental fair value resulting from these modifications requires complex calculations and assumptions, and any changes in these assumptions could materially affect the recognized expense.

JOBS Act Accounting Election

We meet the definition of an emerging growth company under the JOBS Act, which permits us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements applicable to public companies.

Recent Accounting Pronouncements

See Note 2 of the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

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BUSINESS

Aptera Overview

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. Our mission is to create the most efficient transportation on the planet, where every journey is powered by the sun. We have designed the Aptera vehicle to provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, we have designed the Aptera vehicle to charge from either a standard home electrical outlet or by using the North American Charging Standard “NACS” connector. We have designed a Launch Edition Aptera with a targeted range of up to 400 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera’s solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

Since its inception in 2019, the Company has reached numerous key milestones:

●	Substantially complete production-intent vehicle design;
●	Established a network of suppliers for capital equipment and bill of materials;
●	Built five drivable prototype vehicles;
●	Conducted validation and durability testing on production parts to confirm the reliability of our design;
●	Implemented a variety of internal controls and protocols as we prepare to scale our business including:

●	cloud-based enterprise resource planning (ERP) suite that enhances the Company’s internal controls, financial reporting capabilities and improves data accuracy. Our ERP is ready to be integrated with a manufacturing execution system once production begins.
●	a cloud-based Human Resources Information System (HRIS) that has streamlined the Company’s HR processes, including onboarding, payroll, benefits administration, and talent management. The functionality of our HRIS is further enhanced by its interface with our ERP.

●	Created a robust intellectual property portfolio;
●	Amassed over 49,000 vehicle reservations; and
●	Raised over $147 million in funding.

Our Advantages

Vehicle manufacturers that have long histories, highly developed platforms and long-standing processes tend to build upon their existing infrastructure. As a relatively new company without these constraints, we have been able to take a new approach to developing a solar powered vehicle that is based on first-principles engineering, by focusing on weight, aerodynamics, and overall efficiency. The result is a vehicle that achieves meaningful solar powered range, in excess of the average U.S. commute, and that is highly differentiated in functionality, purpose and style. We believe that our vehicle appeals to consumers that are focused on new technologies that aim to maximize positive environmental impacts and provide for unmatched convenience and total costs of ownership.

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At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. We believe the most common method for manufacturing vehicles, the steel stamping of thousands of parts, makes the manufacturing process expensive and inefficient. We believe we have developed superior methods of manufacturing and assembling our vehicles using a small number of strong but lightweight composite structures and “off-the-shelf” parts from established suppliers. We expect to be able to scale production and launch new models in the future.

We expect that these processes will lead to lower manufacturing costs, resulting from:

●	Cost efficient and simple tooling;
●	Fewer robots and people involved in the manufacturing process;
●	No welding; and
●	Eliminating approximately 95% of the painting process of a typical 2-5 passenger vehicle.

We also expect to be able to rapidly and inexpensively scale our assembly process through our:

●	reduced vehicle weight and part count, this allows for humans to easily position parts, thereby improving the ease and costs to assemble our vehicle; and
●	use of modularized building processes, automated guided vehicles, and parts that are easily positioned, which we estimate will require substantially less labor and space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique solar panels are designed with the aim of maximizing the energy each vehicle will capture from the sun. Our design gives fully equipped vehicles approximately 700 watts of solar cells that capture energy whether the vehicle is being driven or parked. With minimal energy loss, our automotive-grade solar technology represents a way for electric vehicles (“EVs”) to minimize their reliance on the grid for charging.

Our curved, automotive-grade solar panel applications are unique and hold the potential for application beyond passenger cars, where highly durable, light-weight solar charging is beneficial.

Product

We have designed our Launch Edition Aptera to have the following technical specifications:

●	400-mile range
●	Approximately 700 watts of solar cells
●	Level 3 charging
●	Seats for two passengers
●	32.5 cubic feet of rear storage

We previously announced that we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation and testing process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones. See “Risk Factors – Risks Related to Our Business – We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.” See also “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources” for more information on our estimated funding requirements to complete the validation and testing process and commence low-volume production.

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Distribution Plan

Our strategy leverages lessons from other EV makers:

●	Direct-to-consumer sales;
●	Online promotion, test-drive scheduling and events in key markets;
●	Regional pre-delivery warehousing in leased facility that require minimal capital expenditures;
●	Southern California rollout initially with major metropolitan areas to follow; and
●	Mobile service house calls.

Our Market

We believe the EV market is poised for remarkable growth, driven by innovation and sustainability. According to MarketWatch, in the United States, the EV market was estimated at $207 billion in revenue in 2024 and assuming a compound annual growth rate (CAGR) of 11.2% projected to reach approximately $538 billion in 2033. On a global scale, the market is forecasted to expand by $446 billion between 2025 and 2029, growing at a CAGR of 16.4%. These projections underscore the accelerating adoption of EVs worldwide as automakers continue investing in electrification and governments implement policies to support the transition.

Sales data further supports this upward trajectory. According to Kelley Blue Book, in 2024, U.S. consumers purchased 1.3 million EVs, marking a 7.3% increase from the previous year, with EVs now comprising 8.1% of total vehicle sales in the country. Globally, EV sales increased to 17.1 million units, reflecting a 25% year-over-year increase. This growth highlights the increasing consumer shift toward EVs, influenced by declining battery costs, improved charging infrastructure, and a broader range of affordable models.

Looking ahead, BloombergNEF forecasts the EV market will reach $8.8 trillion by 2030 and $57 trillion by 2050, signaling a transformative shift in the automotive industry. The rising demand for EVs is being fueled by heightened awareness of the environmental impact of gas-powered vehicles, fluctuating fuel prices, and continued innovation in battery technology. As a result, the EV market presents significant opportunities for manufacturers, investors, and policymakers to drive sustainable mobility forward

We believe the most successful entities in the U.S. EV market are those that have developed vehicles from the ground up, as opposed to modifying existing vehicle models. We differentiate our product by advancing this methodology, conducting a thorough reexamination of vehicle design to optimize solar energy utilization. This strategic initiative positions our vehicles to address a wider spectrum of the EV market, as they are not contingent on costly charging infrastructure.

Suppliers

We have signed an agreement with Chery New Energy Automobile Co. Ltd. (“Chery”) to form a collaborative relationship for supplying production parts and certain vehicle platforms.

The agreement Chery provides us access to their established supply chain, which helps streamline our procurement and production process. In addition, we plan to incorporate certain Chery technologies and parts, such as their HVAC (Heating, Ventilation, and Air Conditioning) system, into our vehicles. This collaboration aims to accelerate our lead-up to production and drive the advancement of solar mobility. As consideration, we agreed to pay  Chery $1 million cash and $5 million in Class B common stock. Additionally, we have a technical services agreement with Chery to assist us with feasibility studies and technical services related to certain vehicle components.

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We rely on a network of suppliers for various components of our vehicles, including battery cells, battery management systems, motors, chassis, suspension parts, electrical connectors, sensors, solar cells, and thermal management systems.

In addition, we have important supplier relationships with Yazaki, an engineering service supplier and line prototype and production part supplier, C.P.C. S.r.l. (CPC), a specialized composite manufacturer, and CTNS, a Korean battery production line supplier.

The Company has a non-binding arrangement with Yazaki. Under the terms of the arrangement, Yazaki is expected to supply specific production parts for Aptera’s low-voltage and high-voltage electrical harness, including wiring, connectivity, charge ports, and other utilities. Yazaki also provides engineering services to help the Company develop and integrate these parts into its vehicles.

The Company has incurred significant expenses with CPC related to tooling and manufacturing the initial units of its composite body structure. Aptera and CPC have entered into a non-binding agreement to supply composite materials and potentially manufacture vehicle body components. Until this agreement becomes binding, the terms may be amended at any time by either party.

The Company entered into a strategic alliance with CTNS to build battery packs for the Aptera vehicle and develop other energy solutions. This partnership will allow the Company to reduce the cost and risk of its battery program by leveraging CTNS experience in battery line development. CTNS is expected to build the Company’s battery line as well as supply and manufacture battery packs for its vehicles. The alliance with CTNS has been formalized through a non-binding memorandum of understanding (MOU) and will only become binding through the mutual formation of a joint venture.

Environmental Impact

We operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The laws and regulations to which we are or may become subject govern, among other things, water use; air emissions; use of recycled materials; energy sources; the storage, handling, treatment, transportation, and disposal of hazardous materials; the protection of the environment, natural resources, and endangered species; and the remediation of environmental contamination. Compliance with such laws and regulations at an international, regional, national, state, provincial and local level is and will be an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by United States laws and regulations and those of other jurisdictions in which we operate, standards adopted by regulatory agencies and the permits and licenses we are required to obtain. Each of these sources is subject to periodic modifications and what we anticipate will be increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties and orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Many countries and U.S. states have announced a requirement for the sale of zero-emission vehicles only within proscribed timeframes, some as early as 2030, and we as an EV manufacturer are already able to comply with these requirements across our entire product portfolio as we expand.

When produced at scale, we believe our vehicle will have positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine (“ICE”) vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

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Competition

We compete primarily with vehicle manufacturers of passenger vehicles and motorcycles. However, vehicle manufacturers of all types are increasingly devoting more resources to developing hybrid and EVs and some manufacturers are also beginning to include solar components, which could compete directly with us.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

In August 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp. in U.S. District Court for the Southern District of California, which was amended in February 2025. In June 2025, the Court dismissed a subset of claims and Zaptera filed a Second Amended Complaint on June 26, 2025. The Second Amended Complaint asserts the following claims against Aptera Motors Corp. and a group of individuals associated with Aptera Motors Corp.: design patent infringement; misappropriation of trade secrets; and declaratory judgment of patent ownership.  Zaptera also asserts breach of contract against individuals associated with Aptera Motors Corp., but not the company itself.  Aptera Motors Corp. and the individual defendants have moved to dismiss the claims for trade secret misappropriation and all claims against the individual defendants.

Zaptera seeks various remedies, including damages and injunctive relief. Aptera Motors Corp. intends to vigorously defend this litigation, believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the SEC related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of the ongoing SEC Investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our Company.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

Vehicle Safety Standards and Certification Status

The Aptera vehicle is designed to comply with applicable Federal Motor Vehicle Safety Standards (FMVSS) for motorcycles, under which it is federally regulated by the National Highway Traffic Safety Administration (NHTSA). Compliance with these standards is achieved through a manufacturer self-certification process. We will self-certify the vehicle by affixing the required certification label prior to the start of production. We are currently registered as a motorcycle manufacturer with NHTSA and possess the authority to issue Vehicle Identification Numbers (VINs).

Employees/Consultants

As of June 30, 2025, we had 30 full-time employees. We currently have an employee stock option plan but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future. Our employees are not represented by a labor union and we consider our relationship with them to be satisfactory.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

We have been granted sixteen patents, thirteen design patents and three utility patents. As of June 30, 2025, we had 80 pending patent applications worldwide, of which 49 patent applications were pending in the United States. Our patenting process is ongoing. These patent and patents pending cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management, and manufacturing techniques. The three United States utility patents granted to us are expected to expire between 2042 and 2043 (a term of 20 years from their respective effective filing dates, subject to payment of maintenance fees). The thirteen US and worldwide design patents granted to us are expected to expire between 2036 and 2050 (a term of 15 - 25 years from their respective grant dates and country). To date, we have relied on copyright, trademark, and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers, and vendors to control access to and distribution of technology, software, documentation, and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada, Europe, and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Properties

Our principal executive offices and primary operational facility are located at 5818 El Camino Real, Carlsbad, California 92008. This facility consists of approximately 77,000 square feet of leased space. The current lease agreement for this facility expires on April 1, 2027.

This Carlsbad facility currently houses our corporate headquarters, research and development activities, engineering operations, and vehicle prototyping and validation activities. We believe this facility is currently adequate for these ongoing purposes.

A significant portion of this facility is also designated for our planned initial low-volume manufacturing and assembly of the Aptera vehicle. We are in the process of preparing this area with the intention of accommodating initial production runs. We believe this space, once fully equipped and operational, will be suitable for commencing low-volume production and meeting our initial market demand.

As we scale our production to meet broader market demand and our longer-term production targets, we anticipate that we will require additional manufacturing capacity, which may involve expanding our current facility if feasible, or securing or constructing additional manufacturing facilities in the future. Our ability to secure or develop such additional facilities will depend on various factors, including our success in raising future capital.

We do not own any real property.

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MANAGEMENT

Executive Officers, Directors and Director Nominees

The following table provides information regarding our executive officers, directors, and director nominees as of August 12, 2025:

Name	Position	Age	Term of Office
Executive Officers:
Chris Anthony	Co-Chief Executive Officer and Interim Chief Financial Officer	48	March 2019 – Present
Steve Fambro	Co-Chief Executive Officer and Secretary	57	March 2019 – Present
Tom DaPolito	Interim Chief Financial Officer Nominee	51	(4)
Directors:
Chris Anthony	Director	48	March 2019 – Present
Steve Fambro	Director	57	March 2019 – Present
Tony Kirton (1) (2) (3) (4)	Director Nominee*	78	(5)
Todd Butz (1) (2) (3) (5)	Director Nominee*	54	(6)

 * Independent Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Mr. DaPolito has agreed to serve on the Company’s Interim Chief Financial Officer upon listing of our securities on Nasdaq.
(5)	Mr. Kirton has agreed to serve on the Company’s Board of Directors (and each of the indicated Board committees) upon the effectiveness of this registration statement.
(6)	Mr. Butz has agreed to serve on the Company’s Board of Directors (and each of the indicated Board committees) upon the effectiveness of this registration statement.

The key business experience of our executive officers, directors, and director nominees is set forth below.

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director

Chris Anthony has served as Co-Chief Executive Officer, Interim Chief Financial Officer, and Director of Aptera Motors since March 2019. He brings over two decades of leadership experience in the clean energy, battery technology, and advanced vehicle manufacturing sectors. Chris was the founder and CEO of Flux Power, an advanced lithium battery company, where he served from October 2009 to December 2019. He was also the founder and CEO of Epic Boats, a technology leader in the pleasure boat market, from July 2002 to December 2018.

Chris has successfully raised more than $200 million in capital across private equity, direct public offerings, and grant funding, demonstrating deep expertise in corporate finance and capital markets. He holds a Bachelor of Science in Finance from the Cameron School of Business at the University of North Carolina.

We believe Mr. Anthony’s extensive experience in founding and leading technology-focused companies, his deep understanding of clean energy and battery systems, and his significant fundraising and financial oversight experience qualify him to serve as a director. His operational leadership and industry knowledge provide valuable insight into Aptera’s strategic direction and execution.

Steve Fambro, Co-Chief Executive Officer, Secretary, and Director

Steve Fambro serves as Co-Chief Executive Officer, Secretary, and Director of Aptera Motors since March 2019. He brings extensive experience in technology innovation, sustainable agriculture, and clean energy investment. From July 2015 to August 2017, Steve served as a venture partner and Chief Operating Officer of Ocean Holding, an investment and development firm focused on advancing clean, renewable energy solutions. Prior to that, he was the founder of Famgro, an indoor food production company that developed an efficient, pesticide- and herbicide-free cultivation system. He led Famgro from January 2010 to March 2015.

Steve holds a Bachelor of Science in Electrical Engineering from the University of Utah, with an academic focus in electromagnetics and antenna design.

We believe Mr. Fambro’s diverse background in engineering, technology entrepreneurship, and clean energy investment qualifies him to serve as a director. His experience in founding and managing innovative companies, along with his technical expertise and commitment to sustainability allows him to assist the Board with strategic planning, innovation, and long-term growth in clean technology sectors.

Tom DaPolito, Interim Chief Financial Officer Nominee

Tom DaPolito has been advising the Company as a part-time consultant since May 2023, providing executive-level financial advisory services in preparation for our public listing. Contingent upon the successful listing of the Company’s shares on Nasdaq, Mr. DaPolito will transition to a full-time role and has committed to serve as the Company’s Interim CFO for a period of up to one year on an independent contractor basis. He is a seasoned financial executive with over 20 years of experience leading finance and operations for global public and private companies, including Take-Two Interactive Software, Inc. (NASDAQ: TTWO) and Monster Worldwide, Inc. (formerly NASDAQ: MNST).

Prior to joining Aptera, from December 2019 to May 2023, Mr. DaPolito served as EVP, Finance and Operations and Chief Financial Officer for Ricardo Automotive & Industrial, a global engineering services firm, where he drove a significant financial turnaround of its North American business. Previously, from December 2018 to November 2019, he was the Chief Financial Officer at Fit Pay, Inc., where he led the successful sell-side strategy culminating in the company’s acquisition by Garmin International, Inc. His career includes extensive experience in SEC reporting, capital raising, including placing multiple convertible debt offerings, and leading the financial preparations for IPOs and the public spin-off of Hudson Global, Inc. (NASDAQ: HSON).

Mr. DaPolito holds a Bachelor of Science in Business Administration, Accounting from the Rochester Institute of Technology and is a Certified Public Accountant in New York (inactive).

We believe Mr. DaPolito’s extensive experience in public company financial reporting, his leadership in complex corporate transactions, and his expertise in navigating the capital markets provide the critical skills and seasoned leadership required for his role during the Company’s transition to a publicly-traded entity.

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Tony Kirton, Independent Director Nominee

Tony Kirton will serve as a member of our board of directors upon the effectiveness of this registration statement. Tony brings over four decades of international leadership experience in the automotive industry, having held senior executive roles at major global manufacturers. His career includes serving as Director of Marketing at Audi of America, Vice President of Sales for Volkswagen and Audi in the United Kingdom, and Executive Vice President of Sales and Marketing, as well as Board Director, at BMW South Africa.

In addition to his corporate roles, Mr. Kirton has extensive experience in global operations and leadership development. In 2010, he co-founded Neurozone, a neuroscience-based consultancy focused on resilience and performance readiness for leaders and teams, where he still serves today as a member of the board of directors.

Mr. Kirton holds a Bachelor of Arts in English Literature from the University of Natal and a Masters of Business Administration from the University of Cape Town.

We believe Mr. Kirton’s extensive international experience in the automotive sector, combined with his expertise in global operations and leadership development qualify him to serve as a director. His insights are particularly valuable as Aptera Motors pursues its mission and transitions to a public company.

Todd Butz, Independent Director Nominee

Todd Butz will serve as a member of our board of directors upon the effectiveness of this registration statement. Todd brings over two decades of financial leadership experience in the manufacturing and engineering sectors. Prior to his retirement in April 2025, he served as the Chief Financial Officer of Mayville Engineering Company, Inc. (NYSE: MEC), a position he has held since 2008. During his tenure, he has overseen the company’s growth from under $100 million in annual revenue to over $500 million, significantly enhancing shareholder value through strategic acquisitions and operational efficiencies.

Prior to joining MEC, Mr. Butz held key financial roles at Mercury Marine and Schenck Business Solutions, where he gained extensive experience in financial planning, analysis, and auditing.

Mr. Butz holds a Bachelor’s degree in Accounting and Business Management from Marian University of Fond du Lac and is a Certified Public Accountant.

We believe Mr. Butz’s extensive experience in financial management, strategic planning, and operational leadership qualifies him to serve as a director. His proven track record in scaling businesses and enhancing shareholder value provides valuable insights as Aptera Motors transitions to a public company and pursues its growth objectives.

Appointment of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our executive officers or directors.

Board of Directors Composition

Our bylaws provide that the number of directors shall be at least one and not more than ten, provided that the minimum or maximum number or both may be increased or decreased from time to time by an amendment to the bylaws. The exact number of directors shall be fixed, within such range, by a majority of the entire board of directors. Each director shall hold office until a successor is duly elected and qualified or until the director’s earlier death, resignation, disqualification, or removal. Any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring on the board of directors shall be filled solely by the affirmative vote of a majority of the remaining members of the board of directors, although less than a quorum, or by a sole remaining director. A director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation or removal.

Our board of directors currently consists of two members - Mr. Anthony and Mr. Fambro. Two additional directors, Mr. Kirton and Mr. Butz, have agreed to join our board as independent directors commencing upon the effectiveness of this registration statement.

Director Independence

Our Class B common stock will be listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of such company’s listing of its shares. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the effectiveness of the registration statement of which this prospectus forms a part.

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Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each of Mr. Kirton and Mr. Butz are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee will operate under a written charter approved by our board of directors that satisfies the applicable rules of the SEC and the listing standards of Nasdaq. Copies of each committee’s charter will be posted on the Investor Relations section of our website.

Audit Committee

Our audit committee will be comprised of Todd Butz and Tony Kirton. Mr. Butz is the chairperson of our audit committee. Mr. Butz and Mr. Kirton each meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. In addition, our board of directors has determined that Mr. Butz is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. The board has adopted a written charter for the audit committee, which will be available on our website. Pursuant to its charter, our audit committee, among other things:

●	assists the board of directors in overseeing the integrity of the company’s financial statements and compliance with legal and regulatory requirements;
●	appoints, compensates, retains, and oversees the work of the independent auditor, who reports directly to the committee;
●	pre-approves all audit and non-audit services provided by the independent auditor;
●	reviews and evaluates the independent auditor’s qualifications, independence, and performance at least annually;
●	reviews and discusses with management and the independent auditor the company’s annual and quarterly financial statements, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
●	recommends to the board whether the audited financial statements should be included in the company’s Annual Report on Form 10-K;
●	reviews earnings releases and financial guidance prior to public release;
●	oversees the company’s internal controls over financial reporting, including management’s report and the independent auditor’s attestation as required by law;
●	discusses significant financial risk exposures, including those related to data privacy, information technology, and cybersecurity, and reviews management’s policies for monitoring and controlling such risks;
●	oversees the company’s internal controls over financial reporting, including management’s report and the independent auditor’s attestation as required by law;
●	discusses significant financial risk exposures, including those related to data privacy, information technology, and cybersecurity, and reviews management’s policies for monitoring and controlling such risks;
●	establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including confidential, anonymous submissions by employees;
●	oversees the company’s Code of Business Conduct and Ethics and investigates matters related to management integrity and conflicts of interest;
●	prepares the audit committee report required by SEC regulations for inclusion in the company’s annual proxy statement;
●	meets regularly with management, internal auditors, and the independent auditor, both together and separately, to discuss relevant matters;
●	evaluates its own performance and reviews its charter at least annually, recommending changes to the board as appropriate; and
●	performs such other duties and responsibilities as may be delegated by the board of directors from time to time

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Compensation Committee

Our compensation committee is comprised of Todd Butz and Tony Kirton. Mr. Butz is the chairperson of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and are “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The board has adopted a written charter for the compensation committee, which will be available on our website. Pursuant to its charter, our compensation committee, among other things:

●	develops and periodically reviews executive compensation policies and practices, including criteria for compensation, alignment with corporate performance, and the mix of base salary, deferred compensation, incentive, and equity-based compensation;
●	reviews and approves corporate goals and objectives relevant to CEO compensation, annually evaluates CEO performance, and determines and approves CEO compensation, considering contractual requirements and the results of the most recent Say-on-Pay Vote; the CEOs do not participate in deliberations or voting on their own compensation;
●	reviews and approves goals, objectives, and compensation for other executive officers, annually evaluates their performance, and determines and approves their compensation, considering contractual requirements and the results of the most recent Say-on-Pay Vote; affected executive officers do not participate in deliberations or voting on their own compensation;
●	reviews and recommends to the board of directors the frequency of Say-on-Pay Votes, taking into account the most recent stockholder advisory vote, and reviews and approves related proposals for inclusion in the proxy statement;
●	supervises, administers, and evaluates the Company’s incentive, equity-based, and other compensatory plans for executive officers and employees, including approving guidelines, making grants and awards, interpreting plan rules, and designating eligible participants;
●	reviews and approves, subject to stockholder approval as required, the creation or amendment of incentive, equity-based, and other compensatory plans, except for certain tax-qualified plans and amendments that do not materially alter plan costs or are required by law;
●	reviews and approves employment agreements, severance arrangements, change-in-control arrangements, special or supplemental benefits, and material amendments for executive officers, with the board of directors retaining authority to review and approve such matters as well;
●	reports to the board of directors on significant matters arising from the committee’s activities;
●	reviews and discusses, as required by federal securities laws, the Compensation Discussion and Analysis and related disclosures regarding compensation risk and consultant conflicts of interest, recommends inclusion of such disclosures in SEC filings, and prepares the committee’s report for the annual report or proxy statement;
●	periodically reviews and discusses with management the Company’s initiatives and programs related to employee recruitment, retention, development, and leadership and talent development for senior management;
●	develops and recommends to the board of directors policies for the recovery or clawback of erroneously paid compensation, monitors compliance, and determines the extent of any recoupment or forfeiture of incentive-based compensation;
●	annually evaluates the committee’s performance, reviews and reassesses its charter, and recommends changes to the board of directors as appropriate;
●	annually evaluates the adequacy and composition of director fees; and
●	performs other duties and responsibilities as assigned by the board of directors or as designated in plan documents.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised Todd Butz and Tony Kirton. Mr. Kirton is the chairperson of our nominating and corporate governance committee. The composition of our nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. The board has adopted a written charter for the nominating and corporate governance committee, which will be available on our website. Pursuant to its charter, our nominating and corporate governance committee, among other things:

●	makes recommendations to the board of directors regarding the size, composition, process for filling vacancies, and tenure of directors;
●	recommends criteria for board of directors and committee membership, including minimum qualifications and specific skills or qualities required for directors, periodically reassesses these criteria, and submits proposed changes to the board of directors for approval;
●	establishes procedures for stockholders to submit recommendations for director candidates;
●	establishes and oversees the process for identifying and evaluating nominees for the board of directors, including those recommended by directors, executive officers, or stockholders, and ensures customary vetting and background checks are completed for potential nominees;
●	recommends qualified individuals for board of director membership as director nominees for election at annual stockholder meetings, consistent with qualifications and criteria approved by the board of directors, except where contractual or legal obligations require third-party nominations;
●	considers all relevant facts and circumstances in evaluating proposed director candidates, including skills, business experience, independence, and the needs of the board of directors, in addition to minimum qualifications and criteria;
●	reviews stockholder proposals and proposed responses;
●	oversees the Company’s corporate governance practices and procedures, including reviewing and recommending changes to governance documents and policies such as the Certificate of Incorporation and Bylaws, and, if requested, develops and recommends corporate governance guidelines to the board of directors, reviewing these guidelines at least annually;
●	reviews and discusses with management the disclosure regarding committee operations and director independence, and recommends inclusion of such disclosure in the Company’s proxy statement or annual report on Form 10-K, as applicable;
●	reviews the adequacy of the committee’s charter annually and recommends any proposed changes to the board of directors for approval;
●	conducts an annual performance evaluation of the committee and presents the results to the board of directors;
●	oversees the annual evaluation of the board of directors and its committees, gathers feedback from all directors, and reports annually to the board of directors with an assessment of performance of the board of directors for discussion with the full board of directors; and
●	performs other duties and responsibilities as assigned by the board of directors.

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Code of Business Conduct and Ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors upon the effectiveness of the registration statement of which this prospectus forms a part. The full text of our code of business conduct and ethics will be posted on the Investor Relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our Company. None of our executive officers currently serves, or during the year ended December 31, 2024 served, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Risk Oversight

Our board of directors oversees a company-wide approach to risk management. Our board of directors will determine the appropriate risk level for us generally, assess the specific risks faced by us and review the steps taken by management to manage those risks. While our board of directors has ultimate oversight responsibility for the risk management process, its committees will oversee risk in certain specified areas.

Non-Employee Director Compensation

For the year ended December 31, 2024, we had one non-employee director. Our non-employee director served until May 1, 2024. He did not receive compensation for the year ended December 31, 2024. All compensation that we paid to Mr. Anthony and Mr. Fambro, is set forth in the table below in “Executive Compensation—Summary Compensation Table.” During the year ended December 31, 2024, we did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to any non-employee members of our board of directors.

Non-Employee Director Compensation Policy

Before the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our board of directors or committees of our board of directors. We expect our board of directors to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards. This policy is designed to attract, retain and reward non-employee directors.

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year that begins on or after the effective date of this registration statement, including awards granted and cash fees paid by us to such non-employee director, will not exceed (1) $475,000 in total value or (2) if such non-employee director is first appointed or elected to our board of directors during such calendar year, $475,000 in total value.

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EXECUTIVE COMPENSATION

Our named executive officers for the year ended December 31, 2024, consisting of our principal executive officers of the Company, were:

●Chris Anthony, our Co-Chief Executive Officer; and

●Steve Fambro, our Co-Chief Executive Officer.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the years ended December 31, 2024 and 2023.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Non-qualified deferred compensation earnings ($)	All other compensation ($)(1)	Total ($)
Chris Anthony, Co-Chief Executive Officer	2024	$240,196	$-	$-	$-	$-	$-	$7,135	$247,331
	2023	$234,173	$-	$-	$-			$9,052	$243,225
Steve Fambro*, Co-Chief Executive Officer	2024	$240,000	$-	$-	$-	$-	$-	$25,464	$265,464
	2023	$231,013	$-	$-	$-			$33,071	$264,084

* Patricia Fambro, the wife of our director and Co-CEO Steve Fambro is an employee of the Company and receives compensation and benefits commensurate with her role as Director, Electrical Engineering.

Principal Elements of Compensation

The compensation of the Company’s executive officers comprises of the following major elements: (a) base salary; (b) an annual, discretionary cash bonus; (c) long-term equity incentives, consisting of stock options, restricted stock awards, performance compensation awards and/or other applicable awards granted under the Company’s equity incentive plan (the “Equity Incentive Plan”) and any other equity plan that may be approved by the Board from time to time, and (d) perquisites. These principal elements of compensation are described below.

Base Salaries

Base salary is provided as a fixed source of compensation for our executive officers. Adjustments to base salaries will be reviewed annually and as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive officer’s role or responsibilities, as well as to maintain market competitiveness.

Annual Bonuses

Annual bonuses may be awarded based on qualitative and quantitative performance standards and will reward performance of our executive officers individually. The determination of an executive officer’s performance may vary from year to year depending on economic conditions and conditions in the housing industry and may be based on measures such as stock price performance, the meeting of financial targets against budget, the meeting of acquisition objectives and balance sheet performance.

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Employment Agreements

Chris Anthony and Steve Fambro

On August 5, 2025, we entered into employment agreements with each of Mr. Anthony and Mr. Fambro, which become effective upon our listing with Nasdaq. Under the terms of each employment agreement, each holds the position of co-Chief Executive Officer of the Company and will receive an annual base salary of $243,000, subject to annual review. In addition, Mr. Anthony and Mr. Fambro will each be eligible to receive a discretionary annual performance bonus, with the actual payout based on the achievement of Company annual performance metrics to be determined by the Board of Directors, or the compensation committee thereof. Pursuant to the terms of each employment agreement, Mr. Anthony and Mr. Fambro will each be eligible to receive annual equity awards, subject to approval by the Board of Directors or the compensation committee thereof, and to participate in employee benefit plans, programs and arrangements as the Company may from time to time provide to its senior executives, which benefits may be amended by the Company at any time.

Each employment agreement provides that we may terminate the employment of Mr. Anthony or Mr. Fambro, as applicable, at any time with or without cause (as that term is defined in each employment agreement), and Mr. Anthony and Mr. Fambro would be able to terminate their employment at any time for any reason, including for good reason (as that term is defined in each employment agreement).

Each employment agreement provides that if the employment of Mr. Anthony or Mr. Fambro, as applicable, is terminated by the Company without cause or by Mr. Anthony or Mr. Fambro for good reason, Mr. Anthony and Mr. Fambro will be entitled to receive, subject to their execution and non-revocation of a general release of claims in favor of the Company that becomes effective within sixty days of the date of termination, (i) an amount equal to twelve months’ annual base salary, payable in equal installments as salary continuation payments, with the first installment commencing on the first regular payroll date following the date the release becomes effective, and continuation of health insurance benefits at active employee rates for twelve months, and (ii) in the event we terminate Mr. Anthony’s or Mr. Fambro’s employment without cause upon or within twelve months following a change in control, or Mr. Anthony or Mr. Fambro, as applicable, resigns for good reason upon or within twelve months following a change in control, (a) amount equal to twenty-four months’ annual base salary, payable in equal installments as salary continuation payments, with the first installment commencing on the first regular payroll date following the date the release becomes effective, (b) continuation of health insurance benefits at active employee rates for eighteen months, and for the succeeding six (6) months thereafter, monthly cash payments equal to the Company’s then-current monthly premium for health insurance benefits, less the amount that Mr. Anthony or Mr. Fambro, as applicable, would have been required to pay if they had remained an active employee of the Company), subject to earlier termination upon certain events specified in each employment agreement, (c) an amount equal to the annual bonus that Mr. Anthony or Mr. Fambro, as applicable, would have received for the year of termination had they remained employed, based on actual performance (but any applicable individual performance goals will be deemed to have been satisfied), payable at the time that Mr. Anthony’s or Mr. Fambro’s annual bonus, as applicable, would have been paid if their employment had not terminated, and (d) accelerated vesting of one hundred percent (100%) of all unvested equity or equity-based awards then held by Mr. Anthony or Mr. Fambro, as applicable. If any payment or benefits to or for the benefit of Mr. Anthony or Mr. Fambro, as applicable, would be subject to the excise tax imposed on parachute payments by Section 4999 of the Internal Revenue Code of 1986, as amended, or would not be deductible by the Company or any of its subsidiaries or affiliates pursuant to Section 280G of the Code, the payments and benefits will be reduced to the minimum extent necessary to ensure that no portion of those payments or benefits will be subject to the excise tax imposed by Section 4999 of the Code or the loss of deduction imposed by Section 280G of the Code, but only if (i) the net amount of the total payments and benefits, as so reduced, is greater than or equal to (ii) the net amount of such payments and benefits without such reduction.

Tom DaPolito Interim Chief Financial Officer Engagement Agreement

We intend to enter into an engagement agreement with Tom DaPolito to serve as our Company’s Interim Chief Financial Officer effective upon our listing with Nasdaq, and would continue for a term of one (1) year thereafter, unless earlier terminated. Mr. DaPolito would be entitled to a monthly cash retainer of $30,000 and stock options granted each quarter (the amount determined by dividing $65,880 by the fair value of a stock option on the date of grant). Mr. DaPolito’s relationship with the Company will be that of an independent contractor, and either party may terminate the agreement without cause upon thirty (30) days’ written notice to the other party. A form of the engagement agreement to be entered into with Mr. DaPolito is filed as exhibit 10.11 to the registration statement of which this prospectus forms a part.

2021 Stock Option and Incentive Plan

In June 2021, the Company established the 2021 Stock Option and Incentive Plan which was approved by the Company’s board and stockholders. The 2021 Stock Option and Incentive Plan authorized the issuance of 6,333,333 shares of Class B common stock. The 2021 Stock Option and Incentive Plan permits us to provide equity-based compensation in the form of stock options, restricted stock units, unrestricted stock and other stock bonus awards and performance compensation awards.

The 2021 Stock Option and Incentive Plan is administered by our Board of Directors, or a committee appointed by the Board of Directors, which determines recipients and the number of shares subject to the awards, the exercise price and the vesting schedule. The term of stock options granted under the 2021 Stock Option and Incentive Plan cannot exceed ten years.

2025 Omnibus Equity Incentive Plan

In August 2025, our board of directors and stockholders adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Plan”). The general purpose of the 2025 Plan is to provide a means for eligible employees, officers, non-employee directors and other service providers to develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. By means of the 2025 Plan, we seek to retain the services of such eligible persons and to provide incentives for such persons to exert maximum efforts for our success and the success of our subsidiaries.

Description of the 2025 Omnibus Equity Incentive Plan

The following description of the principal terms of the 2025 Plan is a summary and is qualified in its entirety by the full text of the 2025 Plan.

Administration. In general, the 2025 Plan will be administered by the Compensation Committee of the Board. The Compensation Committee will determine the persons to whom options to purchase shares of common stock, stock appreciation rights (or “SARs”), restricted stock units, restricted or unrestricted shares of common stock, performance shares, performance stock units, incentive bonus awards, other stock-based awards and other cash-based awards may be granted. The Compensation Committee may also establish rules and regulations for the administration of the 2025 Plan and amendments or modifications of outstanding awards. The Compensation Committee may delegate authority to other executive officers to grant options and other awards to eligible employees, officers, directors, consultants, advisors or other service providers (other than themselves), subject to applicable law and the 2025 Plan. No options, stock purchase rights or awards may be made under the 2025 Plan on or after [•], 2035 (or, the expiration date), but the 2025 Plan will continue thereafter while previously granted options, SARs or other awards remain outstanding. If the fair market value of a share of common stock declines since an award is granted, the Compensation Committee may reduce the exercise price or base price of any stock option or SAR to the then-current fair market value. All determinations, interpretations, exercises of authority or other actions made by the Compensation Committee or the Company under the 2025 Plan shall be taken or made by the Compensation Committee or the Company, as applicable, in its sole and absolute discretion, and shall be final and binding on all persons, including, without limitation, the Company and all 2025 Plan participants.

Eligibility. Persons eligible to receive options, SARs or other awards under the 2025 Plan are those employees, officers, directors, consultants, advisors and other service providers of the Company and our subsidiaries who, in the opinion of the Compensation Committee, are in a position to contribute to our success, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other service provider of the Company or any subsidiary.

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Shares Subject to the 2025 Plan. The aggregate number of shares of Class B common stock available for issuance in connection with options and other awards granted under the 2025 Plan is 14,000,000.

“Incentive stock options”, or ISOs, that are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (or, the Code) may be granted under the 2025 Plan with respect to 14,000,000 shares of Class B common stock.

If any option or SAR granted under the 2025 Plan terminates without having been exercised in full or if any award is forfeited, or if shares of common stock are withheld to cover withholding taxes on options or other awards or applied to the payment of the exercise price of an option or purchase price of an award, the number of shares of common stock as to which such option or award was forfeited, withheld or paid, will be available for future grants under the 2025 Plan. Awards settled in cash will not count against the number of shares available for issuance under the 2025 Plan.

No non-employee director may receive awards in any calendar year having an accounting value in excess of $750,000 (inclusive of any cash awards to the non-employee director for such year that are not made pursuant to the 2025 Plan); provided that in the case of a new non-employee director, such amount is increased to $1,000,000 for the initial year of the non-employee director’s term.

The number of shares authorized for issuance under the 2025 Plan and the foregoing share limitations are subject to customary adjustments for stock splits, stock dividends, similar transactions or any other change affecting our common stock, or any other corporate transaction directly or indirectly affecting the awards or any performance goals or the Company’s financial performance, conditions or result of operations.

Terms and Conditions of Options. Options granted under the 2025 Plan may be either ISOs or “nonqualified stock options” that do not meet the requirements of Section 422 of the Code. The Compensation Committee will determine the exercise price of options granted under the 2025 Plan. The exercise price of stock options may not be less than the fair market value per share of our common stock on the date of grant (or 110% of fair market value in the case of ISOs granted to a ten-percent stockholder).

If on the date of grant the common stock is listed on a stock exchange or is quoted on the automated quotation system of The Nasdaq Capital Market, the fair market value will generally be the closing sale price on the date of grant (or the last trading day before the date of grant if no trades occurred on the date of grant). If no such prices are available, the fair market value will be determined in good faith by the Compensation Committee based on the reasonable application of a reasonable valuation method.

No option may be exercisable for more than ten years (five years in the case of an ISO granted to a ten-percent stockholder) from the date of grant. Options granted under the 2025 Plan will be exercisable at such time or times as the Compensation Committee prescribes at the time of grant. No employee may receive ISOs that first become exercisable in any calendar year in an amount exceeding $100,000.

The Compensation Committee may, in its discretion, permit a holder of an option to exercise the option before it has otherwise become exercisable, in which case the shares of our common stock issued to the recipient will continue to be subject to the vesting requirements that applied to the option before exercise.

Generally, the option price may be paid in cash or by certified or bank check. The Compensation Committee may permit other methods of payment, including (a) through delivery of shares of our common stock having a fair market value equal to the exercise price, (b) by a full recourse, interest bearing promissory note having such terms as the Compensation Committee may permit, (c) by surrendering to the Company shares of common stock otherwise receivable on exercise of the option or (d) a combination of these methods, as set forth in an award agreement or as otherwise determined by the Compensation Committee. The Compensation Committee is authorized to establish a cashless exercise program and to permit the exercise price (or tax withholding obligations) to be satisfied by reducing from the shares otherwise issuable upon exercise a number of shares having a fair market value equal to the exercise price.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime an option may be exercised only by the recipient. However, the Compensation Committee may permit the holder of an option, SAR or other award to transfer the option, right or other award to immediate family members, a family trust for estate planning purposes or by gift to charitable institutions. The Compensation Committee will determine the extent to which a holder of a stock option may exercise the option following termination of service with us.

Stock Appreciation Rights. The Compensation Committee may grant SARs under the 2025 Plan. The Compensation Committee will determine the other terms applicable to SARs. The exercise price per share of a SAR will not be less than 100% of the fair market value of a share of our common stock on the date of grant, as determined by the Compensation Committee. The maximum term of any SAR granted under the 2025 Plan is ten years from the date of grant. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

●	the excess of the fair market value on the exercise date of one share of our common stock over the exercise price, multiplied by
●	the number of shares of common stock covered by the SAR.

Payment may be made in shares of our common stock, in cash, or partly in common stock and partly in cash, all as determined by the Compensation Committee.

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Restricted Stock and Restricted Stock Units. The Compensation Committee may award restricted common stock and/or restricted stock units under the 2025 Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock units confer the right to receive shares of our common stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the Compensation Committee. The restrictions and conditions applicable to each award of restricted stock or restricted stock units may include performance-based conditions. Dividends or distributions with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to stockholders or at the time that the restricted stock vests, as determined by the Compensation Committee. If any dividends or distributions are paid in stock before the restricted stock vests they will be subject to the same restrictions. Dividend equivalent amounts may be paid with respect to restricted stock units either when cash dividends are paid to stockholders or when the units vest. Unless the Compensation Committee determines otherwise, holders of restricted stock (but not restricted stock units) will have the right to vote the shares.

Performance Shares and Performance Stock Units. The Compensation Committee may award performance shares and/or performance stock units under the 2025 Plan. Performance shares and performance stock units are awards, denominated in either shares or U.S. dollars, which are earned during a specified performance period subject to the attainment of performance criteria, as established by the Compensation Committee.

Incentive Bonuses. The Compensation Committee may grant incentive bonus awards under the 2025 Plan from time to time. The terms of incentive bonus awards will be set forth in award agreements. Each award agreement will have such terms and conditions as the Compensation Committee determines, including performance goals and amount of payment based on achievement of such goals. Incentive bonus awards are payable in cash and/or shares of our common stock.

Other Stock-Based and Cash-Based Awards. The Compensation Committee may award other types of equity-based or cash-based awards under the 2025 Plan, including the grant or offer for sale of shares of our common stock that do not have vesting requirements and the right to receive one or more cash payments subject to satisfaction of such conditions as the Compensation Committee may impose.

Effect of Certain Corporate Transactions. The Compensation Committee may, at the time of the grant of an award provide for the effect of a change in control (as defined in the 2025 Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating, suspending, adjusting or modifying the performance or other conditions of an award, or (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee. The Compensation Committee may without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and SARs to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or SAR in exchange for a substitute option; (d) cancel any award of restricted stock, restricted stock units, performance shares or performance stock units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock for cash and/or other substitute consideration; (f) cancel or terminate any award for cash and/or other substitute consideration in exchange for an amount of cash and/or property equal to the amount, if any, that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the change in control, but if the change in control consideration with respect to any option or SAR does not exceed its exercise price, the option or SAR may be canceled without payment of any consideration; (g) cancel any unvested award without payment of consideration therefor; or (h) take any other action necessary or appropriate to carry out the terms of any definitive agreement controlling the terms and conditions of the change in control or make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate.

Clawback/Recoupment. Awards granted under the 2025 Plan will be subject to the requirement that the awards be forfeited or amounts repaid to the Company after they have been distributed to the participant (i) to the extent set forth in an award agreement or (ii) to the extent covered by any clawback policy adopted by the Company from time to time, or any applicable laws that impose mandatory forfeiture or recoupment, under circumstances set forth in such applicable laws.

The Compensation Committee has adopted the Aptera Motors Corp Clawback Policy (the “Clawback Policy”), in accordance with the requirements of the Nasdaq Listing Rules and the rules of the SEC implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Clawback Policy requires the Compensation Committee to recoup certain cash and equity incentive compensation paid to or deferred by executive officers in the event the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws.

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Amendment, Termination. Our Board may at any time amend the 2025 Plan for the purpose of satisfying the requirements of the Code, or other applicable law or regulation or for any other purpose, provided that, without the consent of our stockholders, the Board may not (a) increase the number of shares of common stock available under the 2025 Plan, or (b) change the group of individuals eligible to receive options, SARs and/or other awards.

U.S. Federal Income Tax Consequences

Following is a summary of the U.S. federal income tax consequences of option and other grants under the 2025 Plan. Optionees and recipients of other rights and awards granted under the 2025 Plan are advised to consult their personal tax advisors before exercising an option or SAR or disposing of any stock received pursuant to the exercise of an option or SAR or following the vesting and payment of any award. In addition, the following summary is based upon an analysis of the Code as currently in effect, existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change and does not address state, local, foreign or other tax laws.

Treatment of Options

The Code treats incentive stock options and nonqualified stock options differently. However, as to both types of options, no income will be recognized to the optionee at the time of the grant of the options under the 2025 Plan, nor will we be entitled to a tax deduction at that time.

Generally, upon exercise of a nonqualified stock option (including an option intended to be an incentive stock option but which has not continued to so qualify at the time of exercise), an optionee will recognize ordinary income tax on the excess of the fair market value of the stock on the exercise date over the option price. We will be entitled to a tax deduction in an amount equal to the ordinary income recognized by the optionee in the fiscal year which includes the end of the optionee’s taxable year. We will be required to satisfy applicable withholding requirements in order to be entitled to a tax deduction. In general, if an optionee, in exercising a nonqualified stock option, tenders shares of our common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of an incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the incentive stock option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the incentive stock option.

For incentive stock options, there is no taxable income to an optionee at the time of exercise. However, the excess of the fair market value of the stock on the date of exercise over the exercise price will be taken into account in determining whether the “alternative minimum tax” will apply for the year of exercise. If the shares acquired upon exercise are held until at least two years from the date of grant and more than one year from the date of exercise, any gain or loss upon the sale of such shares, if held as capital assets, will be long-term capital gain or loss (measured by the difference between the sales price of the stock and the exercise price). Under current federal income tax law, a long-term capital gain will be taxed at a rate which is less than the maximum rate of tax on ordinary income. If the two-year and one year holding period requirements are not met (a “disqualifying disposition”), an optionee will recognize ordinary income in the year of disposition in an amount equal to the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price and (ii) the amount realized on disposition minus the exercise price. The remainder of the gain will be treated as long-term capital gain, depending upon whether the stock has been held for more than a year. If an optionee makes a disqualifying disposition, we will be entitled to a tax deduction equal to the amount of ordinary income recognized by the optionee.

In general, if an optionee, in exercising an incentive stock option, tenders shares of common stock in partial or full payment of the option price, no gain or loss will be recognized on the tender. However, if the tendered shares were previously acquired upon the exercise of another incentive stock option and the tender is within two years from the date of grant or one year after the date of exercise of the other option, the tender will be a disqualifying disposition of the shares acquired upon exercise of the other option.

As noted above, the exercise of an incentive stock option could subject an optionee to the alternative minimum tax. The application of the alternative minimum tax to any particular optionee depends upon the particular facts and circumstances which exist with respect to the optionee in the year of exercise. However, as a general rule, the amount by which the fair market value of the common stock on the date of exercise of an option exceeds the exercise price of the option will constitute an item of “adjustment” for purposes of determining the alternative minimum taxable income on which the alternative tax may be imposed. As such, this item will enter into the tax base on which the alternative minimum tax is computed and may therefore cause the alternative minimum tax to become applicable in any given year.

Treatment of Stock Appreciation Rights

Generally, the recipient of a SAR will not recognize any income upon grant of the SAR, nor will we be entitled to a deduction at that time. Upon exercise of a SAR, the holder will recognize ordinary income, and we will generally be entitled to a corresponding deduction, equal to the excess of fair market value of our common stock at that time over the exercise price.

Treatment of Stock Awards

Generally, absent an election to be taxed currently under Section 83(b) of the Code (or, a Section 83(b) Election), there will be no federal income tax consequences to either the recipient or us upon the grant of a restricted stock award or award of performance shares. At the expiration of the restriction period and the satisfaction of any other restrictions applicable to the restricted shares, the recipient will recognize ordinary income and we will generally be entitled to a corresponding deduction equal to the fair market value of the common stock at that time. If a Section 83(b) Election is made within 30 days after the date the restricted stock award is granted, the recipient will recognize an amount of ordinary income at the time of the receipt of the restricted shares, and we will generally be entitled to a corresponding deduction, equal to the fair market value (determined without regard to applicable restrictions) of the shares at such time, less any amount paid by the recipient for the shares. If a Section 83(b) Election is made, no additional income will be recognized by the recipient upon the lapse of restrictions on the shares (and prior to the sale of such shares), but, if the shares are subsequently forfeited, the recipient may not deduct the income that was recognized pursuant to the Section 83(b) Election at the time of the receipt of the shares.

The recipient of an unrestricted stock award, including a performance stock unit award, will recognize ordinary income, and we will generally be entitled to a corresponding deduction, equal to the fair market value of our common stock that is the subject of the award when the award is made.

The recipient of a restricted stock unit generally will recognize ordinary income as and when the units vest and are settled. The amount of the income will be equal to the fair market value of the shares of our common stock issued at that time, and we will be entitled to a corresponding deduction. The recipient of a restricted stock unit will not be permitted to make a Section 83(b) Election with respect to such award.

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Treatment of Incentive Bonus Awards and Other Stock or Cash Based Awards

Generally, the recipient of an incentive bonus or other stock or cash based award will not recognize any income upon grant of the award, nor will we be entitled to a deduction at that time. Upon payment with respect to such an award, the recipient will recognize ordinary income, and we generally will be entitled to a corresponding deduction, equal to the amount of cash paid and/or the fair market value of our common stock issued at that time.

Section 409A

If an award is subject to Section 409A of the Code, but does not comply with the requirements of Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. Participants are urged to consult with their tax advisors regarding the applicability of Section 409A of the Code to their awards.

Potential Limitation on Company Deductions

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid in a taxable year by a publicly held corporation to its chief executive officer and certain other “covered employees.” Our Board and the Compensation Committee intend to consider the potential impact of Section 162(m), on grants made under the 2025 Plan, but reserve the right to approve grants of options and other awards for an executive officer that exceed the deduction limit of Section 162(m).

Restrictions on Resale

Certain officers and directors of the Company may be deemed to be “affiliates” of the Company as that term is defined under the Securities Act. The Common Stock acquired under the 2025 Plan by an affiliate may be reoffered or resold only pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or another exemption from the registration requirements of the Securities Act. It is intended that the shares issuable pursuant to the 2025 Plan will be registered under the Securities Act.

Tax Withholding

As and when appropriate, we shall have the right to require each optionee purchasing shares of common stock and each grantee receiving an award of shares of common stock under the 2025 Plan to pay any federal, state or local taxes required by law to be withheld.

Outstanding Equity Awards at Fiscal Year-End

		Option awards				Stock awards
	Grant	Number of securities underlying unexercised options - (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
Name	date	exercisable	(#)	($)	date	(#)	($)	(#)	($)
Chris Anthony, Co-Chief Executive Officer and Interim Chief Financial Officer	7/28/2021	180,000	—	$11.40	7/28/2031	—	—	—	—
Steve Fambro, Co-Chief Executive Officer and Secretary	7/28/2021	180,000	—	$11.40	7/28/2031	—	—	—	—

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Stock Option Agreement between the Company and Chris Anthony

Pursuant to a Stock Option Agreement between the Company and Chris Anthony dated August 10, 2021, on July 28, 2021, the Company granted Chris Anthony, Co-Chief Executive Officer and Director of the Company, a stock option to purchase 180,000 shares of the Company’s Class B common stock at an exercise price of $11.40 per share. The option vests in four equal annual installments of 45,000 shares each, beginning on July 28, 2022, and fully vesting on July 28, 2025, subject to Mr. Anthony’s continued service with the Company. The option has a ten-year term and is subject to early termination upon certain events, including termination of service, death, or disability. In the event of Mr. Anthony’s death or total and permanent disability, all unvested shares will vest immediately, and the option will remain exercisable for the shorter of one year or the original expiration date. The option was granted pursuant to the Company’s 2021 Stock Option and Incentive Plan. See Exhibit 10.4 to the registration statement of which this prospectus forms a part for more information. In July 2023, the Company accelerated the vesting of all options under the Stock Option Agreement were accelerated, so that all options under the agreement became vested as of July 2023.

Stock Option Agreement between the Company and Steve Fambro

Pursuant to a Stock Option Agreement between the Company and Steve Fambro dated August 10, 2021, on July 28, 2021, the Company granted Steve Fambro, Co-Chief Executive Officer and Director of the Company, a stock option to purchase 180,000 shares of the Company’s Class B common stock at an exercise price of $11.40 per share. The option vests in four equal annual installments of 45,000 shares each, beginning on July 28, 2022, and fully vesting on July 28, 2025, subject to Mr. Fambro’s continued service with the Company. The option has a ten-year term and is subject to early termination upon certain events, including termination of service, death, or disability. In the event of Mr. Fambro’s death or total and permanent disability, all unvested shares will vest immediately, and the option will remain exercisable for the shorter of one year or the original expiration date. The option was granted pursuant to the Company’s 2021 Stock Option and Incentive Plan. See Exhibit 10.5 to the registration statement of which this prospectus forms a part for more information. In July 2023, the Company accelerated the vesting of all options under the Stock Option Agreement were accelerated, so that all options under the agreement became vested as of July 2023.

Equity Compensation Plans

Number of
securities
	Number of		remaining
	securities	Weighted-	available for
	to be issued	average	future issuance
	upon	exercise	under equity
	exercise of	price of	compensation
	outstanding	outstanding	plans (excluding
	options,	options,	securities
	warrants	warrants	reflected in
Plan category	and rights (1)	and rights	column (1)
Equity compensation plans approved by security holders	3,803,417	$19.17	16,529,916
Equity compensation plans not approved by security holders	-	$-	-
Total	3,803,417	$19.17	16,529,916

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits.

Director Compensation

For the year ended December 31, 2024, we had one non-employee director. Our non-employee director served until May 1, 2024. He did not receive compensation for the year ended December 31, 2024.

Non-Employee Director Compensation

Our non-employee directors are expected to receive compensation for their services through equity-based awards, which may include stock options, restricted stock, or restricted stock units (RSUs). We believe that providing equity-based compensation aligns the interests of our non-employee directors with those of our stockholders and encourages their long-term commitment to the Company’s success.

Types of Awards:

●	We intend to grant non-employee directors awards of stock options, restricted stock, or RSUs, or a combination thereof, as determined by the Board of Directors or its Compensation Committee.
●	Stock options will provide directors with the right to purchase shares of our common stock at a specified exercise price.
●	Restricted stock awards will represent shares of common stock that are subject to certain vesting conditions.
●	RSUs will represent the right to receive shares of common stock upon the satisfaction of specified vesting conditions.

Vesting and Terms:

●	The vesting schedules and other terms of these equity-based awards will be determined by the Board of Directors or its Compensation Committee at the time of grant.
●	It is anticipated that vesting schedules will be structured to promote the long term interest of the company.

Purpose:

●	The purpose of providing equity-based compensation is to attract and retain highly qualified non-employee directors, to incentivize their contributions to the Company, and to align their interests with those of our stockholders.

Future Determinations:

●	The specific number of shares subject to these awards, the exercise price of stock options, and the vesting schedules, will be determined at the discretion of the Board of Directors or its Compensation Committee, and will be disclosed in future filings as required.

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Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective prior to the effectiveness of the registration statement of which this prospectus forms a part contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to us or our stockholders;
●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
●	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation that will become effective before the effectiveness of the registration statement of which this prospectus forms a part will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We believe that provisions of our restated certificate of incorporation and restated bylaws are necessary to attract and retain qualified directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the described below, since January 1, 2022, there have been no transactions nor are any proposed in which:

●	we have been or are to be a participant;
●	the amount involved exceeded or will exceed $120,000; and
●	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Patricia Fambro, the wife of Steve Fambro, our Co-Chief Executive Officer and a member of our board of directors, is employed by the Company as Director of Electrical Engineering. The Company has established compensation for Ms. Fambro that it believes is commensurate with her professional role, qualifications, experience, and the levels of compensation for employees in similar positions within the Company.

For the period from January 1, 2022, through May 31, 2025, Ms. Fambro’s compensation included base salary, standard employee benefits consistent with those provided to other employees at her level, and equity awards granted under the Company’s equity incentive plan. During this period, her annual base salary was set at levels considered appropriate for her evolving role and responsibilities; for instance, her annual base salaries for fiscal years 2022 and 2023 were less than $200,000. Her current annual base salary is $200,000. The aggregate value of compensation, including salary, benefits, and the grant date fair value of equity awards, paid or awarded to Ms. Fambro exceeded $120,000 in each of the fiscal years 2022, 2023, and 2024, thereby constituting related party transactions requiring disclosure.

Ms. Fambro remains eligible to receive, from time to time, equity awards under our existing equity incentive plan, or any other equity incentive plan we may adopt in the future. The terms and conditions of such awards, if any, will be determined by our board of directors or compensation committee in its discretion.

Indemnification

Our restated certificate of incorporation and our restated bylaws, which will become effective before the effectiveness of the registration statement of which this prospectus forms a part, will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these arrangements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Review, Approval or Ratification of Transactions with Related Parties

In connection with the effectiveness of the registration statement of which this prospectus forms a part, we will adopt written policies for the review and approval of transactions with related persons in order to comply with applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. Such policies consist of a director conflicts and investment policy, administered by our audit and compliance committee, and our employee conflicts and investment policy, administered internally.

Our written related party transactions policy, to be in effect upon the effectiveness of the registration statement of which this prospectus forms a part, requires that any transaction with a related person that must be reported under applicable rules of the SEC must be reviewed and approved or ratified by our audit committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our nominating and corporate governance committee.

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we had no formal, written policy or procedure for the review and approval of related party transactions.

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PRINCIPAL AND REGISTERED STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock, Class B common stock and Series B-1 preferred stock as of August 12, 2025, by:

●	each of our named executive officers;
●	each of our directors;
●	all of our directors and executive officers as a group;
●	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock, Class B common stock and Series B-1 preferred stock; and
●	the number of shares of Class A common stock, Class B common stock and Series B-1 preferred stock held by the registered stockholders and registered as Class B common stock for resale by means of this prospectus.

The registered stockholders include (1) our affiliates and certain other stockholders with “restricted securities” (as defined in Rule 144 under the Securities Act) who, because of their status as affiliates pursuant to Rule 144 or because they acquired their shares of Class A common stock, Class B common stock or Series B-1 preferred stock, as applicable, from an affiliate or from us within the prior 12 months, would be unable to sell their securities pursuant to Rule 144 until we have been subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for a period of at least 90 days, and (2) our non-executive officer service providers who acquired shares of Class B common stock from us within the prior 12 months under Rule 701 and hold “restricted securities” (as defined in Rule 144 under the Securities Act). The registered stockholders may, or may not, elect to sell their shares of Class B common stock (including Class B common stock from the conversion of Class A common stock and Series B-1 preferred stock) covered by this prospectus, as and to the extent they may determine. Sales of our Class B common stock, if any, will be made through brokerage transactions on Nasdaq at prevailing market prices. As such, we will have no input if and when any registered stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. In the case of shares underlying outstanding options or warrants, we may facilitate the issuance and delivery of such shares to registered holders upon exercise of those securities in accordance with the terms of the applicable option or warrant agreements. While we may assist in the administrative processing of these exercises and issuance of shares, including working with transfer agents and brokerage firms to ensure timely settlement, we do not direct or influence when or whether any such registered stockholder chooses to exercise their options or warrants or sell the resulting shares, nor do we set or influence the sale prices. See the section titled “Plan of Distribution” for additional information.

Information concerning the registered stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the registered stockholders who hold Class A common stock may convert their shares of Class A common stock into Class B common stock at any time and the registered stockholders may sell all, some, or none of the shares of Class B common stock covered by this prospectus, we cannot determine the number of such shares of Class B common stock that will be sold by the registered stockholders, or the amount or percentage of shares of common stock that will be held by the registered stockholders, either as Class A common stock or Class B common stock, upon consummation of any particular sale. In addition, the registered stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of Class A common stock or Class B common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below. The registered stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See the sections titled “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the registered stockholders.

The registered stockholders are not entitled to any registration rights with respect to our Class B common. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of 90 days after the effectiveness of the registration statement. We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of Class B common stock by the registered stockholders. However, we have engaged financial advisors with respect to certain other matters relating to the listing of our Class B common stock on Nasdaq. See the section titled “Plan of Distribution” for additional information.

We have based percentage of beneficial ownership for the following table on 18,486,999 shares of Class A common stock, 5,135,455 shares of Class B common stock and 3,721,394 shares of Series B-1 preferred stock outstanding as of August 12, 2025. In addition, in accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities issuable within 60 days of August 12, 2025. As such, shares of our Class A common stock which are convertible into Class B common stock as well as shares  Class B common stock issuable pursuant to options and warrants that may be exercised or settled within 60 days of August 12, 2025 are deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by the person holding such securities but are not deemed to be outstanding for purposes of computing the percentage of the class beneficially owned by any other person.

Each share of our Class A common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Our Class B common stock and Series B-1 Preferred Stock which converts into Class B common stock are not entitled to vote.

All of our outstanding Series B-1 Preferred Stock will automatically convert upon the effectiveness of the registration statement of which this prospectus forms a part.

Unless otherwise indicated, the business address of each of the individuals and entities named below is c/o Aptera Motors Corp., 5818 El Camino Real, Carlsbad, CA 92008.

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	Shares Beneficially Owned Prior to the Effectiveness of the Registration Statement
	Class A Common (Voting) (1)			Series B-1 Preferred (2)		Class B Common					Percent of Total	Shares of Class B Common
	Number		% of Class	Number	% of Class	Number Outstanding	Number Acquirable		% of Class (10)	% of Class (11)	Voting Power % +	Stock Registered (3)
Named Executive Officers and Directors
Chris Anthony	5,000,000		27.05%	1,553	0.04%	-	5,181,553	(1)(2)(4)	16.72%	50.22%	27.05%	5,181,553
Steve Fambro	5,000,000		27.05%	1,526	0.04%	-	5,181,526	(1)(2)(4)(5)	16.72%	50.22%	27.05%	5,181,526
All executive officers and directors as a group (2 individuals)	10,000,000		54.09%	3,079	0.08%	-	10,363,079	(1)(2)(4)(5)	33.43%	66.86%	54.09%	10,363,079
Other 5% Stockholders
Michael Johnson Properties, Ltd. (12)	5,083,250		27.50%	1,526	0.04%	-	5,084,776	(1)(2)	16.41	49.75%	27.5%	5,084,776
Patrick H. Quilter Trust (13)	1,908,000		10.32%		-	-	1,908,000	(1)	6.16	27.09%	10.32%	1,908,000
Other Registered Stockholders
Amato and Partners LLC (14)	-				-	-	866,667	(6)	2.8%	14.44%	-	866,667
Sarah Hardwick	-			141,775	3.81%	-	727,562	(4)	2.35%	12.41%	-	727,562
Duane Gibson	20,810	(***)	0.00%	141,775	3.81%	-	480,068	(4)	1.55%	8.55%	-	480,068
Richard Bradley Parlette	416,250		2.25%		-	-	416,250	(1)	1.34%	7.5%	2.25%	416,250
Non-Executive and Non-Director Vendors and Services Providers (9)	0		-	1,030,574	27.69%	237,631	1,789,621	(7)	6.54%	29.27%	-	2,027,252
All Other Registered Stockholders (9)	1,058,689		5.84%	2,402,666	64.57%	4,897,824	4,223,454	(8)	29.42%	97.46%	5.84%	9,121,278

+ Each share of our Class A common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Our Class B common stock and Series B-1 Preferred Stock which converts into Class B common stock are not entitled to vote. See “Description of Capital Stock - Common Stock - Voting Rights” and “Description of Capital Stock - Preferred Stock - Voting Rights”

(1)	Includes shares convertible from Class A common stock. The Class A common stock is convertible at any time by the holder into shares of Class B common stock on a share-for-share basis, such that each holder of Class A common stock beneficially owns an equivalent number of shares of Class B common stock.
(2)	Includes shares convertible from Series B-1 preferred stock. The Series B-1 preferred stock is convertible at any time by the holder into shares of Class B common stock on a share-for-share basis, such that each holder of Series B-1 preferred stock beneficially owns an equivalent number of shares of Class B common stock. There is no beneficial owner of more than 5% of our Series B-1 preferred stock.
(3)	Includes shares available from the conversion of Class A common stock, Series B-1 Preferred Stock and from the exercise of warrants and options vested at within 60 days of August 12, 2025.
(4)	Includes shares underlying options to purchase Class B common stock that are exercisable at any time until their expiration date.
(5)	Does not include 59,667 shares underlying options to purchase Class B common stock held by Mr. Fambro’s spouse.
(6)	Includes shares of Class B common stock subject to outstanding warrants.
(7)	Includes 759,047 shares of Class B common stock subject to outstanding options which are exercisable within 60 days of August 12, 2025 and 1,500 shares of Class B common stock subject to outstanding warrants.
(8)	Includes 762,099 shares of Class B common stock subject to outstanding options which are exercisable within 60 days of August 12, 2025.
(9)	Includes holders who beneficially own less than 1% of our Class B common stock assuming all shares of Class A common stock and Series B-1 Preferred Stock have converted into Class B common stock and including all shares of Class B common stock issuable through the exercise of warrants and options).
(10)	Percentage is based on the number of shares of Class B Stock outstanding on a fully-diluted basis, including through the exercise of warrants and options and the conversion of Class A common stock and Series B-1 preferred stock.
(11)	As described above, this calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.
(12)	Michael Johnson is the sole owner of Michael Johnson Properties, Ltd., and may be deemed have voting and dispositive power over the shares held by this entity.
(13)	Patrick Quilter is the trustee of the Patrick H. Quilter Trust, and may be deemed to have voting and dispositive power over the shares held by this trust.
(14)	Gerald Amato is the sole owner of Amato and Partners, LLC, and may be deemed to have voting and dispositive power over the shares held by this entity. The address for Amaton and Partners, LLC is 420 Lexington Ave, New York, New York 10170.
(15)	Represents 20,810 shares of Class A common stock owned by Forsythe Holdings, LLC of which Mr. Gibson is one of the beneficial owners.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera’s Amended and Restated Certificate of Incorporation (the “Amended Charter”) and does not purport to be complete and is qualified in its entirety by the Amended Charter and the Amended Bylaws, which have been filed as Exhibits to this Registration Statement. For a complete description Aptera’s capital stock, you should refer to our Amended Charter and our Bylaws and applicable provisions of the Delaware General Corporation Law. The descriptions of our capital stock reflect changes that will be in effect prior to the effectiveness of the registration statement of which this prospectus forms a part.

General

As of August 12, 2025, the authorized capital stock of the Company consists of 305,000,000 shares of common stock, par value $0.0001 per share, 190,000,000 of which shares are designated as “Class A common stock” and 115,000,000 of which shares are designated as “Class B common stock” and 31,304,495, par value $0.0001 per share (the “Preferred Stock”), 217,391 of which shares are designated as “Series B-1-A Preferred Stock,” 379,774 of which shares are designated as “Series B-1-B Preferred Stock,” 4,234,991 of which shares are designated as “Series B-1-C Preferred Stock,” 772,597 of which shares are designated as “Series B-1-D Preferred Stock,” 4,618,667 of which shares are designated as “Series B-1-E Preferred Stock,” 1,071,984 of which shares are designated as “Series B-1-F Preferred Stock,” and 9,091 of which shares are designated as “Series B-1-G Preferred Stock,” (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the “Series B-1 Preferred Stock”).

As of August 12, 2025 the Company has the following outstanding securities:

●	18,486,999 shares of Class A Common Stock
●	5,135,455 shares of Class B Common Stock
●	25,693 shares of Series B-1-A Preferred Stock
●	126,591 shares of Series B-1-B Preferred Stock
●	1,411,664 shares of Series B-1-C Preferred Stock
●	257,532 shares of Series B-1-D Preferred Stock
●	1,539,556 shares of Series B-1-E Preferred Stock
●	357,328 shares of Series B-1-F Preferred Stock
●	3,030 shares of Series B-1-G Preferred Stock

All of our outstanding Series B-1 Preferred Stock will automatically convert upon the effectiveness of the registration statement of which this prospectus forms a part. In addition, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors establishing the number of shares to be included in such series, and fixing the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each series.

Our Class A common stock has voting rights and our Class B common stock do not have voting rights under our Amended and Restated Certificate of Incorporation. See “Common Stock – Voting Rights” and “Preferred Stock – Voting Rights” below for further details.

Common Stock

Class B common stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A common stock; except that our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

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Voting Rights

Our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law, for instance, if we were to:

●	change the par value of the common stock; or
●	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B common stock.

Generally, for changes in par value, it would require the majority approval of all holders of our common stock as well as holders of Series B-1 Preferred Stock on an as converted basis voting as a single class, to approve such change.

In addition, Delaware law would permit holders of Class B common stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B common stock, but not the Class A common stock. As a result, in these limited instances, the holders of a majority of the Class B common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B common stock to rank junior to the Class A common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B common stock, with each share of Class B common stock entitled to one vote per share. In this instance, the holders of a majority of Class B common stock could defeat that amendment to our certificate of incorporation.

Further, upon and following the “Final Conversion Date” —defined as the date that no shares of Class A common stock remain outstanding—holders of Class B common stock will be entitled to one vote per share.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B common stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A common stock. As a result, the holders of a majority of the outstanding Class A common stock can approve an increase or decrease in the number of authorized shares of Class B common stock without a separate vote of the holders of Class B common stock. This could allow us to increase and issue additional shares of Class B common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B common stock.

Each holder of shares of Class A common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A common stock shall be entitled to elect, remove and replace all directors of the Company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the Company’s Series B-1 Preferred Stock), The holders of the Class A common stock and the Class B common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

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Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the Company’s Series B-1 Preferred Stock), In the event of the Company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock, treated as a single class.

Conversion Rights

Each share of Class A common stock is convertible at any time at the option of the holder into one share of Class B common stock.

On any transfer of shares of Class A common stock, whether or not for value, each such transferred share will automatically convert into one share of Class B common stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

8,486,999 shares of the Company’s Class A common stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the Company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B common stock.

Preferred Stock

We previously had authorized the issuance of seven series of Preferred Stock, designated Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock and Series B-1-G Preferred Stock. Collectively, the Series B-1 Preferred Stock enjoyed substantially similar rights, preferences, and privileges. All of our outstanding Series B-1 Preferred Stock will automatically convert upon the effectiveness of the registration statement of which this prospectus forms a part.

Pursuant to the Amended Charter, our board of directors will have the authority, without further action by our stockholders, to designate and issue shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

●	diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;
●	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
●	delaying, deterring, or preventing a change-in-control or other corporate takeover.

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All Classes of Stock

Voting Rights

Our Class B common stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B common stock to vote, with one vote per share, on a matter if we were to:

●	change the par value of the common stock; or
●	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B common stock.

In addition, Delaware law would permit holders of Class B common stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B common stock, but not the Class A common stock. As a result, in these limited instances, the holders of a majority of the Class B common stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B common stock to rank junior to the Class A common stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B common stock, with each share of Class B common stock entitled to one vote per share. In this instance, the holders of a majority of Class B common stock could defeat that amendment to our certificate of incorporation.

Further, upon and following the “Final Conversion Date” —defined as the date that no shares of Class A common stock remain outstanding—holders of Class B common stock will be entitled to one vote per share.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B common stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A common stock. As a result, the holders of a majority of the outstanding Class A common stock can approve an increase or decrease in the number of authorized shares of Class B common stock without a separate vote of the holders of Class B common stock. This could allow us to increase and issue additional shares of Class B common stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B common stock.

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Each holder of shares of Class A common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A common stock shall be entitled to elect, remove and replace all directors of the Company.

Dividend Rights

The holders of the Class A common stock and the Class B common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the Company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B common stock, treated as a single class.

Conversion Rights

Each share of Class A common stock is convertible at any time at the option of the holder into one share of Class B common stock.

On any transfer of shares of Class A common stock, whether or not for value, each such transferred share will automatically convert into one share of Class B common stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

8,464,999 of the Company’s Class A common stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the Company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera’s Class A and Class B common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B common stock.

Public Benefit Corporation Status

We are a public benefit corporation under subchapter XV of the Delaware General Corporation Law.

As a public benefit corporation, our board of directors is required by the Delaware General Corporation Law to manage or direct our business and affairs in a manner that balances the pecuniary interests of our stockholders, the best interests of those materially affected by our conduct, and the specific public benefits identified in our Amended Charter. We are also required to assess our benefit performance internally and to disclose to stockholders at least biennially a report that details our promotion of the public benefits identified in our Amended Charter and of the best interests of those materially affected by our conduct. We expect that our board of directors will measure our benefit performance against the objectives and standards proposed by the Company and approved by the board of directors. When determining the objectives and standards by which our board of directors will measure our public benefit performance, our board of directors will consider, among other factors, whether the objectives and standards are (i) comprehensive in that they assess the positive impact of our business on the communities in which we operate, and society and the environment, taken as a whole, (ii) credible in that they are comparable to the objectives and standards created by independent third parties that evaluate the corporate ethics, sustainability and governance practices of other public benefit corporations, and (iii) transparent in that the criteria considered for measuring such objectives and standards be made publicly available, including disclosing the process by which revisions to the objectives and standards are made and whether such objectives and standards present real or potential conflicts of interests.

Under the Delaware General Corporation Law, our stockholders may bring a derivative suit to enforce this requirement only if they own (individually or collectively), at least 2% of our outstanding shares or, upon our listing, the lesser of such percentage or shares of at least $2 million in market value.

Exclusive Forum Provision of our Certificate of Incorporation

Our certificate of incorporation  contains exclusive forum provisions that designate specific courts as the exclusive forums for certain legal actions. These provisions are intended to reduce the risk of costly and duplicative litigation, but may limit a stockholder’s ability to bring claims in a judicial forum of their choosing.

Specifically, our certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for:

● any derivative action or proceeding brought on our behalf;

● any action asserting a claim of breach of fiduciary duty;

● any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (DGCL), our restated certificate of incorporation, or our bylaws; and

● any action asserting a claim governed by the internal affairs doctrine.

In addition, our certificate of incorporation contains a federal forum provision that provides that the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act to the fullest extent permitted by law.

These exclusive forum provisions do not apply to claims under the Exchange Act which is subject to exclusive federal jurisdiction under Section 27 of the Exchange Act

Any person or entity purchasing or otherwise acquiring or holding any interest in our securities will be deemed to have notice of, and consented to, these exclusive forum provisions, including the federal forum provision.

These provisions may limit our stockholders’ ability to bring a claim in a forum they find favorable and may discourage lawsuits against us or our directors, officers, or employees. If a court were to find any of these provisions to be inapplicable or unenforceable in a particular case, we could incur additional costs associated with resolving the dispute in alternative jurisdictions, which could adversely affect our business, financial condition, and results of operations.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our Class B common stock on Nasdaq, there has been no public market for our shares of Class B common stock, and we cannot predict the effect, if any, that sales of shares of our Class B common stock or the availability of shares of our Class B common stock for sale will have on the price of our Class B common stock prevailing from time to time. Sales or distributions of substantial amounts of our Class B common stock, or the perception that such sales could occur, could adversely affect the public price of our Class B common stock and may make it more difficult for you to sell your Class B common stock at a time and price that you deem appropriate. We will have no input if and when any registered stockholder may, or may not, elect to sell its shares of Class B common stock or the prices at which any such sales may occur. In the case of shares underlying outstanding options or warrants, we may facilitate the issuance and delivery of such shares to registered holders upon exercise of those securities in accordance with the terms of the applicable option or warrant agreements. While we may assist in the administrative processing of these exercises and issuance of shares, including working with transfer agents and brokerage firms to ensure timely settlement, we do not direct or influence when or whether any such registered stockholder chooses to exercise their options or warrants or sell the resulting shares, nor do we set or influence the sale prices. Future sales of our Class B common stock, including shares issued upon the exercise of outstanding stock options, or the availability of such shares for sale, could adversely affect market prices prevailing from time to time.

Upon the effectiveness of the registration statement and upon approval of listing on Nasdaq, based on the number of shares of our capital stock outstanding as of August 12, 2025, we will have had 18,486,999 shares of our Class A common stock and 8,856,849 shares of our Class B common stock, assuming the conversion of 3,721,394 shares of our Series B preferred stock outstanding as of August 12, 2025 into 3,721,394 shares of our Class B common stock.

Any shares not registered hereunder will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Specifically, any outstanding shares of our Class A common stock are only registered hereunder if they are subsequently converted into Class B common stock. All of our outstanding Series B-1 Preferred Stock will automatically convert upon the effectiveness of the registration statement of which this prospectus forms a part.

Restricted securities are eligible for public sale only if they are registered under the Securities Act, including, but not limited to, the shares registered hereunder, or if they qualify for an exemption from registration, including under Rules 144 or 701 under the Securities Act. Outstanding shares of Series B-1 Preferred Stock which were originally sold under Regulation Crowdfunding are “freely tradeable.” Rules 144, 701 and the resale rules under Regulation Crowdfunding are summarized below. Restricted securities also may be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S. With the exception of shares owned by our directors, officers and certain stockholders, substantially all of our Class B common stock may be sold after our initial listing on Nasdaq, either by the registered holders pursuant to this prospectus or by our other existing stockholders in accordance with Rule 144 of the Securities Act.

As further described below, until we have been a reporting company for at least 90 days, only non-affiliates who have beneficially owned their shares of Class B common stock for a period of at least one year will be able to sell their shares of Class B common stock under Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period a number of shares of Class B common stock that does not exceed the greater of:

●	1% of the number of shares of our Class B common stock then outstanding; or
●	the average weekly trading volume of our Class B common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

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Regulation Crowdfunding

Shares of our capital stock sold under an offering pursuant to Regulation Crowdfunding are generally able to be resold freely after a one-year holding period, unless the resale falls under an exemption. However, during this initial one-year restricted period, resales are limited to accredited investors, the Company itself, or as part of certain exempt transactions. Additionally, affiliates of our Company remain subject to limitations on resales, including restrictions on the volume of shares they may sell and the requirement that they do not engage in general solicitation.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our Company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statements on Form S-8

In connection with the effectiveness of the registration statement of which this prospectus forms a part, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to outstanding stock options and the shares of our Class B common stock reserved for issuance under our equity incentive plan. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

SALE PRICE HISTORY OF OUR CAPITAL STOCK

We intend to apply to list our Class B common stock on Nasdaq. Prior to the initial listing, no public market existed for our Class B common stock. However, our Class B common stock has a history of private trading in private transactions. The table below shows the high and low sales prices for our Class B common stock in private transactions by our stockholders, for the indicated periods, as well as the volume weighted average price per share, based on information available to us. This information may have little or no relation to broader market demand for our Class B common stock and thus the opening public price and subsequent public price of our Class B common stock on Nasdaq. As a result, you should not place undue reliance on these historical private sales prices as they may differ materially from the opening public price and subsequent public price of our Class B common stock on Nasdaq. See the section titled “Risk Factors—Risks Related to Ownership of Our Class B Common Stock— The trading price of our Class B common stock, upon listing on Nasdaq, may have little or no relationship to the historical sales prices of our capital stock in private transactions, and in our crowdfunding offerings.”

	Per Share Sale Price		Number of Shares Sold in	Volume Weighted-Average Price	Number of Shares Outstanding
	Low	High	the Period	(VWAP)	(Period End)

Annual
Year ended December 31, 2023	$31.50	$31.50	1,076,716	$31.50	4,100,349
Year ended December 31, 2024	$11.40	$44.40	744,329	$31.94	4,877,990
Quarterly
Year ended December 31, 2023
First Quarter	$31.50	$31.50	403,019	$31.50	3,357,312
Second Quarter	$31.50	$31.50	338,145	$31.50	3,763,796
Third Quarter	$31.50	$31.50	98,045	$31.50	3,861,841
Fourth Quarter	$31.50	$31.50	237,506	$31.50	4,100,349
Year ended December 31, 2024
First Quarter	$31.50	$31.50	250,741	$31.50	4,347,824
Second Quarter	$29.19	$31.50	173,733	$29.70	4,526,569
Third Quarter	$28.77	$31.50	299,021	$30.58	4,825,589
Fourth Quarter	$11.40	$44.40	20,835	$34.55	4,877,990
Year ended December 31, 2025
First Quarter	$28.62	$44.40	30,990	$34.07	4,908,980
Second Quarter	$31.50	$44.40	155,261	$40.85	5,064,588

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS B COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition by Non-U.S. Holders (as defined below) of our Class B common stock. This discussion does not describe all of the tax considerations that may be relevant to a particular holder’s acquisition, ownership or disposition of our Class B common stock. In addition, this discussion does not discuss the potential application of the alternative minimum tax or the Medicare contribution tax and does not deal with state or local taxes, U.S. federal gift or estate tax laws, except to the limited extent provided below, or any non-U.S. tax consequences that may be relevant to holders of our Class B common stock in light of their particular circumstances.

Special rules different from those described below may apply to certain holders that are subject to special treatment under the Code, such as:

●	insurance companies, banks, and other financial institutions;
●	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;
●	foreign governments and international organizations;
●	broker-dealers and traders in securities;
●	U.S. expatriates and certain former citizens or long-term residents of the United States;
●	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;
●	persons that own, or are deemed to own, more than five percent of our capital stock;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	persons that hold our Class B common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
●	persons who do not hold our Class B common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);
●	persons who hold or receive our Class B common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
●	partnerships and other pass-through entities, and investors in such pass-through entities (regardless of their places of organization or formation).

Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

If an entity treated as partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, rulings, and judicial decisions as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions or will not take a contrary position regarding the tax consequences described herein, or that any such contrary position would not be sustained by a court.

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PERSONS CONSIDERING THE PURCHASE OF OUR CLASS B COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS B COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class B common stock that is not a U.S. Holder or a partnership for U.S. federal income tax purposes. A “U.S. Holder” means a beneficial owner of our Class B common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

An individual non-U.S. citizen may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our Class B common stock.

Distributions on Our Class B Common Stock

As described in the section entitled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we do make distributions on our Class B common stock, however, such distributions made to a Non-U.S. Holder of our Class B common stock will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class B common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class B common stock as described below under “—Gain on Disposition of Our Class B Common Stock.”

Any distribution on our Class B common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, certifying the Non-U.S. Holder’s entitlement to the lower rate under that treaty. Such form must be provided prior to the payment of the applicable dividend and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

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We (or an applicable withholding agent) are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or to the applicable withholding agent). In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to United States persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

See also the section below titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on Disposition of Our Class B Common Stock

Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class B common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the holder maintains in the United States), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in our Class B common stock.

Non-U.S. Holders recognizing gain described in (1) above will be required to pay tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. Corporate Non-U.S. Holders described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in (2) above will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though such holder is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our real property interests and assets used in a trade or business. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. However, there can be no assurance that we will not become a United States real property holding corporation in the future. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class B common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class B common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our Class B common stock is regularly traded on an established securities market for purposes of the relevant tax rules. There can be no assurance that our Class B common stock will qualify as regularly traded on an established securities market.

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U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class B common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership or disposition of our Class B common stock.

Backup Withholding and Information Reporting

Generally, we or certain financial middlemen must report information to the IRS with respect to any distributions we pay on our Class B common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a sale or other taxable disposition of our Class B common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-United States person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a United States person. For information reporting purposes only, certain U.S. related brokers may be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you have overpaid your U.S. federal income tax, and whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our Class B common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends with respect to our Class B common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides the appropriate documentation (such as an IRS Form W-8BEN-E). If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Under proposed U.S. Treasury Regulations, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. Withholding agents may, but are not required to, rely on the proposed Treasury Regulations until final Treasury Regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class B common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING, AND DISPOSING OF OUR CLASS B COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

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PLAN OF DISTRIBUTION

The registered stockholders may sell their shares of Class B common stock covered hereby pursuant to brokerage transactions on Nasdaq, or other public exchanges or registered alternative trading venues, at prevailing market prices at any time after the shares of Class B common stock are listed for trading.

We are not party to any arrangement with any registered stockholder or any broker-dealer with respect to sales of shares of Class B common stock by the registered stockholders, except we have engaged a financial advisor with respect to certain other matters relating to the registration and listing of our stock, as further described below. As such, we will have no input if and when any registered stockholder may, or may not, elect to sell their shares of Class B common stock or the prices at which any such sales may occur, and there can be no assurance that any registered stockholders will sell any or all of the shares of Class B common stock covered by this prospectus. In the case of shares underlying outstanding options or warrants, we may facilitate the issuance and delivery of such shares to registered holders upon exercise of those securities in accordance with the terms of the applicable option or warrant agreements. While we may assist in the administrative processing of these exercises and issuance of shares, including working with transfer agents and brokerage firms to ensure timely settlement, we do not direct or influence when or whether any such registered stockholder chooses to exercise their options or warrants or sell the resulting shares, nor do we set or influence the sale prices.

We will not receive any proceeds from the sale of shares of Class B common stock by the registered stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged Northland Securities, Inc. (the “Advisor”) as our financial advisor to advise and assist us with respect to certain matters relating to the direct listing of our Class B common stock (the “Direct Listing”). The services expected to be performed by the Advisor will include providing advice and assistance with respect to defining objectives, analyzing, structuring and planning the Direct Listing, developing and assisting with our investor communication strategy in relation to the Direct Listing, and being available to consult with Nasdaq, including on the day that our shares of Class B common stock are initially listed on Nasdaq.

In addition, the Advisor will determine when our shares of Class B common stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, the Advisor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our Class B common stock in consultation with us, except as described herein.

On the day that our shares of Class B common stock are initially listed on Nasdaq, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. The Current Reference Price is calculated each second and, during a 10-minute “Display Only” period, is disseminated, along with other indicative imbalance information, to market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which the Advisor, in its capacity as our financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once the Advisor has notified Nasdaq that our shares of Class B common stock are ready to trade, Nasdaq will calculate the Current Reference Price for our shares of Class B common stock, in accordance with Nasdaq rules. If the Advisor then approves proceeding at the Current Reference Price, Nasdaq will conduct a price validation test in accordance with Nasdaq Rule 4120(c)(8). As part of conducting such price validation test, Nasdaq may consult with the Advisor, if the price bands need to be modified, to select the new price bands for purposes of applying such test iteratively until the validation tests yield a price within such bands. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of our shares of Class B common stock on Nasdaq will commence.

Under Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell can be matched; (ii) if there is more than one price at which the maximum number of orders to buy or sell can be matched, then it is the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price); (iii) if more than one price exists under (ii), then it is the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which our shares of Class B common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under (iii), a price determined by Nasdaq in consultation with the Advisor in its capacity as our financial advisor. In the event that more than one price exists under (iii), the Advisor will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

In determining the Current Reference Price, Nasdaq’s cross algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of Class B common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of Class B common stock at an entered asking price that is less than or equal to such potential Current Reference Price. To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s cross algorithms matched all accepted orders as described above, and two limit orders remained—a limit order to buy 500 shares of Class B common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of Class B common stock at an entered asking price of $10.00 per share—the Current Reference Price would be selected as follows:

●	Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.
●	Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e., minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.
●	Because more than one price under clause (ii) exists, under clause (iii), the Current Reference Price would be the entered price at which orders for shares of Class B common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500-share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price, because orders for shares at such entered price will remain unmatched. The above example (including the prices) is provided solely by way of illustration.

The Advisor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when our shares of Class B common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on considerations of volume, timing and price. In particular, the Advisor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If the Advisor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), the Advisor will request that Nasdaq delay the opening until such a time that sufficient price discovery has been made to ensure that a reasonable amount of volume crosses on the opening trade.

Further, in the highly unlikely event that Nasdaq consults with the Advisor as described in clause (iv) of the definition of Current Reference Price, the Advisor would request that Nasdaq delay the opening to ensure a single opening price within clauses (i), (ii) or (iii) of the definition of the Current Reference Price. Under Nasdaq rules, in the event of such delay, prior to terminating such delay, there will be a 10-minute “Display Only” period during which market participants may enter quotes and orders in shares of our Class B common stock in Nasdaq systems. In addition, beginning at 4:00 a.m., market participants may enter orders in shares of our Class B common stock on Nasdaq. Such orders will be accepted and entered into the system. After the conclusion of the 10-minute “Display Only” period, our Class B common stock will enter a “Pre-Launch” period of indeterminate duration. The “Pre-Launch” period will end and shares of our Class B common stock will be released for trading by Nasdaq when certain conditions are met, including Nasdaq’s receipt of notice from the Advisor that our shares of Class B common stock are ready to trade, after which the Nasdaq system will calculate the Current Reference Price at that time and display it to the Advisor. If the Advisor then approves proceeding, the Nasdaq system will conduct certain validation checks. The Advisor, with concurrence of Nasdaq, may determine at any point during the delay process up through the conclusion of the “Pre-Launch” period to postpone and reschedule the Direct Listing. Neither we nor the registered stockholders will be involved in Nasdaq’s price-setting mechanism nor will we or they coordinate or be in communication with the Advisor including with respect to any decision by the Advisor to delay or proceed with trading.

71

Similar to a Nasdaq-listed firm-commitment underwritten initial public offering, in connection with the listing of our shares of Class B common stock, buyers and sellers who have subscribed will have access to Nasdaq’s Order Imbalance Indicator (the “Net Order Imbalance Indicator”), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares of Class B common stock that can be paired off the Current Reference Price, the number of shares of Class B common stock that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, to disseminate that information continuously to buyers and sellers via the Net Order Imbalance Indicator data feed.

However, because this is not an initial public offering being conducted on a firm-commitment underwritten basis, there will be no traditional book building process (that is, an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of Class B common stock to the public, as there would be in a firm-commitment underwritten initial public offering. The lack of an initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, the public price of our shares of Class B common stock may be more volatile than in an initial public offering underwritten on a firm-commitment basis and could, upon being listed on Nasdaq, decline significantly and rapidly.

In addition, to list on Nasdaq, we are also required to have at least three registered and active market makers. We expect that the Advisor will act as a registered and active market maker and will engage other market makers.

In addition to sales made pursuant to this prospectus, the shares of Class B common stock covered by this prospectus may be sold by the registered stockholders in private transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of Class B common stock may be sold in such states only through registered or licensed brokers or dealers.

A registered stockholder may from time to time transfer, distribute (including distributions in kind by registered stockholders that are investment funds), pledge, assign, or grant a security interest in some or all the shares of Class B common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of Class B common stock from time to time under this prospectus, or under an amendment to this prospectus under applicable provisions of the Securities Act amending the list of the registered stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as registered stockholders under this prospectus. The registered stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A registered stockholder that is an entity may elect to make an in-kind distribution of Class B common stock to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the registered stockholders utilize a broker-dealer in the sale of the shares of Class B common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from such registered stockholder or commissions from purchasers of the shares of Class B common stock for whom they may act as agent or to whom they may sell as principal.

In connection with its engagement as our financial advisor, the Company agreed to pay the Advisor, as compensation for its services in connection with the Direct Listing, a fee of $750,000 upon consummation of the Direct Listing. The Advisor will also be entitled to an expense reimbursement for all reasonable, documented expenses incurred by the Advisor in connection with its engagement, provided that such expenses may not exceed $10,000 per quarter, or $50,000 in total, without the Company’s prior written approval.

In addition, pursuant to our agreement with the Advisor, during the term of the agreement (which is in effect through December 31, 2025), if the Company issues any securities in a public offering or private placement with respect to the Direct Listing, the Advisor will be entitled to a cash commission of 7.5% of the proceeds raised by the Company in such an offering, reduced by the $750,000 fee paid to the Advisor for the consummation of the Direct Listing.

The Advisor will not be engaged to otherwise facilitate or coordinate price discovery activities or the solicitation or sales of shares of our Class B common stock in consultation with us, and will not be permitted to, and will not be instructed by us to, plan or actively participate in any investor education activities, except as described herein.

Prior to the financial advisory services provided by the Advisor to us in connection with the listing of our securities, neither the Advisor nor any affiliates of the Advisor have provided services of any kind to us.

72

LEGAL MATTERS

CrowdCheck Law LLP, a Washington, D.C. limited liability partnership, which has acted as our counsel in connection with this listing, will pass upon the validity of the shares of our Class B common stock registered by this prospectus.

EXPERTS

The financial statements as of December 31, 2024 and 2023 and for the years then ended included in this prospectus have been so included in reliance on the report of dbbmckennon, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class B common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class B common stock, we refer you to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.aptera.us. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase shares of our Class B common stock.

73

APTERA MOTORS CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

APTERA MOTORS CORP. FINANCIAL STATEMENTS

F-1

F-2

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$13,070	$13,160
Grant funds receivable	1,599	855
Prepaids and other	423	375
Total current assets	15,092	14,390
Deposits and other long-term assets	1,050	1,550
Property and equipment, net	16,645	16,885
Operating lease assets, net	1,676	2,104
Total assets	$34,463	$34,929

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$474	$277
Accrued liabilities	1,071	1,159
Unearned reservation fees	4,095	4,086
Current portion of lease liabilities	1,092	1,030
Total current liabilities	6,732	6,552
Right of use liabilities - operating lease	903	1,468
Other long-term liabilities	15	15
Total liabilities	7,650	8,035

Commitments and contingencies (Note 4)

Stockholders’ Equity:
Preferred stock, $0.0001 par value, 31,304,495 authorized; 3,721,394 shares issued and outstanding (Note 6)	-	-
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 18,486,999 and 18,486,999 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	2	2
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 5,064,588 and 4,877,990 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1	1
Additional paid-in capital	327,172	304,584
Subscription receivables	(12)	(281)
Accumulated deficit	(300,350)	(277,412)
Total stockholders’ equity	26,813	26,894
Total liabilities and stockholders’ equity	$34,463	$34,929

See accompanying notes.

F-3

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	$-	$-	$-	$-

Operating Expenses:
General, selling, and administrative	8,032	3,536	15,981	12,276
Research and development	5,872	2,610	9,086	6,488
Total operating expenses	13,904	6,146	25,067	18,764

Operating loss	(13,904)	(6,146)	(25,067)	(18,764)
Other income	1,833	573	2,129	942
Net Loss	(12,071)	(5,573)	(22,938)	(17,822)

Weighted average loss per share of Class A and Class B common stock basic and diluted	$(0.52)	$(0.24)	$(0.98)	$(0.78)
Weighted average shares outstanding of Class A and B common stock - basic and diluted	23,412,769	22,784,138	23,422,208	22,806,874

See accompanying notes.

F-4

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

(in thousands, except share and per share data)

(Unaudited)

			Class A Common		Class B Common		Additional	Common Stock to be Issued		Total
	Preferred Stock		Stock		Stock		Paid-In	(Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable)	Deficit	Equity
As of April 1, 2024	3,721,394	$—	18,486,999	$2	4,352,227	$1	$282,776	$(522)	$(254,754)	$27,503
Sale of common stock	—	—	—	—	173,733	—	5,238	1,072	—	6,310
Stock issuance costs	—	—	—	—	—	—	(358)	—	—	(358)
Shares issued for services	—	—	—	—	609	—	19	—	—	19
Stock based compensation	—	—	—	—	—	—	1,233	—	—	1,233
Net loss	—	—	—	—	—	—	—	—	(5,573)	(5,573)
As of June 30, 2024	3,721,394	$—	18,486,999	$2	4,526,569	$1	$288,908	$550	$(260,327)	$29,134

As of April 1, 2025	3,721,394	$—	18,486,999	$2	4,908,980	$1	$311,616	$(88)	$(288,279)	$23,252
Sale of common stock	—	—	—	—	155,261	—	6,342	76	—	6,418
Stock issuance costs	—	—	—	—	—	—	(496)	—	—	(496)
Shares and warrants issued for services	—	—	—	—	347	—	2,507	—	—	2,507
Stock based compensation	—	—	—	—	—	—	7,203	—	—	7,203
Net loss	—	—	—	—	—	—	—	—	(12,071)	(12,071)
As of June 30, 2025	3,721,394	$—	18,486,999	$2	5,064,588	$1	$327,172	$(12)	$(300,350)	$26,813

See accompanying notes.

F-5

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(in thousands, except share and per share data)

(Unaudited)

			Class A Common		Class B Common		Additional	Common Stock to be Issued		Total
	Preferred Stock		Stock		Stock		Paid-In	(Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable)	Deficit	Equity
As of January 1, 2024	3,721,394	$—	18,486,999	$2	4,100,349	$1	$268,001	$(814)	$(242,505)	$24,685
Sale of common stock	—	—	—	—	424,474	—	13,139	1,364	—	14,503
Stock issuance costs	—	—	—	—	—	—	(916)	—	—	(916)
Shares issued for services	—	—	—	—	1,746	—	55	—	—	55
Stock based compensation	—	—	—	—	—	—	8,629	—	—	8,629
Net loss	—	—	—	—	—	—	—	—	(17,822)	(17,822)
As of June 30, 2024	3,721,394	$—	18,486,999	$2	4,526,569	$1	$288,908	$550	$(260,327)	$29,134

As of January 1, 2025	3,721,394	$—	18,486,999	$2	4,877,990	$1	$304,584	$(281)	$(277,412)	$26,894
Sale of common stock	—	—	—	—	186,251	—	7,398	269	—	7,667
Stock issuance costs	—	—	—	—	—	—	(596)	—	—	(596)
Shares and warrants issued for services	—	—	—	—	347	—	7,428	—	—	7,428
Stock based compensation	—	—	—	—	—	—	8,358	—	—	8,358
Net loss	—	—	—	—	—	—	—	—	(22,938)	(22,938)
As of June 30, 2025	3,721,394	$—	18,486,999	$2	5,064,588	$1	$327,172	$(12)	$(300,350)	$26,813

See accompanying notes.

F-6

APTERA MOTORS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended
	June 30, 2025	June 30, 2024
Cash Flows from Operating Activities
Net loss	$(22,938)	$(17,822)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	270	245
Stock based compensation	15,786	8,684
Changes in operating assets and liabilities:
Grant funds receivable	(744)	(10)
Prepaids and other	452	(102)
Deposits and other long-term assets	-	743
Accounts payable	197	(1,318)
Accrued expenses	(88)	284
Unearned reservation fees	9	164
Operating lease assets and liability, net	(75)	(58)
Net cash used in operating activities	(7,131)	(9,190)
Cash Flows from Investing Activities
Purchase of property and equipment	(30)	(3,258)
Net cash used in investing activities	(30)	(3,258)
Cash Flows from Financing Activities
Proceeds from sale of common stock	7,667	14,503
Common stock issuance costs	(596)	(916)
Net cash provided by financing activities	7,071	13,587

Increase in cash and cash equivalents	(90)	1,139
Cash and cash equivalents, beginning of period	13,160	16,967
Cash and cash equivalents, end of period	$13,070	$18,106

Supplemental disclosures of cash flow information:
Cash paid for interest	$3	$1
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Subscriptions’ receivable	$12	$(550)

See accompanying notes.

F-7

APTERA MOTORS CORP.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, we are affected by uncertain regulatory conditions, fluctuations in demand, and inflation in production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company’s ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings’ success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company’s ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company’s liquidity position, there is no guarantee that they will be sufficient to fully address the Company’s financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

F-8

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying condensed consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted as permitted by such rules and regulations; however, the Company believes the disclosures are adequate to make the information presented not misleading.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein. The interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2024. Interim results are not necessarily indicative of the results for a full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reverse Stock Split

The accompanying condensed consolidated financial statements and related notes have been retroactively restated to reflect a 1-for-3 reverse stock split of the Company’s common stock effected on August 5, 2025. See Note 8 Subsequent Events for further discussion.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the balance sheet dates.

F-9

The following are the classes of assets and liabilities measured at fair value:

	As of June 30, 2025
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$6,918	$-	$-	$6,918
Total	$6,918	$-	$-	$6,918

	As of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$8,770	$-	$-	$8,770
Total	$8,770	$-	$-	$8,770

As of June 30, 2025 and December 31, 2024, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of June 30, 2025 and December 31, 2024, cash and cash equivalents contained $4.1 million of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

F-10

For the six months ended June 30, 2025 and 2024, we recorded no impairment charges on long-lived assets.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of June 30, 2025 and December 31, 2024, we had approximately $1.0 million and $9.0 million in open purchase orders, respectively.

Revenue Recognition

As of June 30, 2025, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

F-11

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

F-12

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company’s 2021 Stock Option and Incentive Plan.

As of June 30, 2025 and 2024, potentially dilutive securities outstanding were as follows:

	June 30, 2025	June 30, 2024
Preferred stock	3,721,394	3,721,394
Stock options	4,404,688	3,741,124
Warrants	868,167	-
Potentially dilutive securities	8,994,249	7,462,518

For the three and six months ended June 30, 2025 and 2024, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Three Months Ended June 30,				Six Months Ended June 30,
	2025		2024		2025		2024
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Numerator
Allocation of losses	$(9,531)	$(2,540)	$(4,522)	$(1,051)	$(18,105)	$(4,833)	$(14,446)	$(3,376)
Denominator
Weighted average shares outstanding	18,486,999	4,925,770	18,486,999	4,297,139	18,486,999	4,935,209	18,486,999	4,319,875
Basic net loss per share	(0.52)	(0.52)	(0.24)	(0.24)	(0.98)	(0.98)	(0.78)	(0.78)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-13

NOTE 3 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We were originally required to complete the CEC project and use all funding by March 31, 2026, however, in May of 2025 the end date on the agreement was extended to March 31, 2027. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through June 30, 2025, the Company submitted reimbursement requests totalling $4.1 million under this grant, of which $0.4 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

In 2022 we paid $1.0 million of the fixed license fee and issued 144,927 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In August 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp. in U.S. District Court for the Southern District of California, which was amended in February 2025. In June 2025, the Court dismissed a subset of claims and Zaptera filed a Second Amended Complaint on June 26, 2025. The Second Amended Complaint asserts the following claims against Aptera Motors Corp. and a group of individuals associated with Aptera Motors Corp.: design patent infringement; misappropriation of trade secrets; and declaratory judgment of patent ownership. Zaptera also asserts breach of contract against individuals associated with Aptera Motors Corp., but not the company itself. Aptera Motors Corp. and the individual defendants have moved to dismiss the claims for trade secret misappropriation and all claims against the individual defendants.

Zaptera seeks various remedies, including damages and injunctive relief. Aptera Motors Corp. intends to vigorously defend this litigation, believes the claims are without merit. However, litigation is inherently uncertain, and an unfavorable outcome could materially harm our business.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

F-14

NOTE 5 – LEASES

As of June 30, 2025, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease, $1.5 million of which has been returned to the Company as of June 30, 2025. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of June 30, 2025	As of December 31, 2024
Operating lease assets, net	$1,676	$2,104

Current portion of lease liabilities	1,092	1,030
Long-term lease liabilities	903	1,468
	$1,995	$2,498

We recorded $0.5 million as operating lease expense for the six months ended June 30, 2025 and 2024, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of June 30, 2025	As of December 31, 2024
Supplemental lease information
Weighted average remaining lease term (in years)	1.75	2.25
Weighted average discount rate	8.30%	8.30%

	As of June 30, 2025	As of December 31, 2024
Cash payments included in the measurement of lease liabilities:
Operating cash flows from operating leases	$594	$1,139

NOTE 6 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of June 30, 2025, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

F-15

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock are converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company’s Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of June 30, 2025 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$27.6000	217,391	25,693	$709
Series B-1-B Preferred Stock	0.6555	379,774	126,591	83
Series B-1-C Preferred Stock	0.7281	4,234,991	1,411,664	1,028
Series B-1-D Preferred Stock	1.1553	772,597	257,532	298
Series B-1-E Preferred Stock	1.2837	4,618,667	1,539,556	1,976
Series B-1-F Preferred Stock	1.4565	1,071,984	357,328	520
Series B-1-G Preferred Stock	26.4000	9,091	3,030	80
Preferred Stock		20,000,000	-	-
Total Series B Preferred Stock as of June 30, 2025		31,304,495	3,721,394	$4,694

In July 2025, subsequent to the balance sheet date, the holders of the Series B-1 Preferred Stock voted to amend the security’s automatic conversion provisions. See Note 8, Subsequent Events, for a detailed description of the amended terms.

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stockholders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the three months ended June 30, 2025 and 2024, the Company issued 155,261 and 173,733 shares of Class B common stock, respectively, for total cash proceeds of $6.3 million and $5.2 million. The weighted-average issuance price was $40.85 per share in 2025 and $30.15 per share in 2024.

During the six months ended June 30, 2025 and 2024, the Company issued 186,251 and 424,474 shares of Class B common stock, respectively, for total cash proceeds of $7.4 million and $13.1 million. The weighted-average issuance price was $39.73 per share in 2025 and $30.95 per share in 2024.

F-16

As previously disclosed, the Company issued to a vendor a warrant to purchase 333,333 shares of Class B Common Stock at an exercise price of $31.50 per share. This warrant vested in full on May 15, 2025, and expires on November 15, 2034. During the six months ended June 30, 2025, 250,000 of these warrant shares vested in accordance with the service-based vesting schedule. As a result, the Company recognized stock-based compensation expense of $7.3 million, which was recorded in selling, general and administrative expenses.

During the three months ended June 30, 2025 and 2024, the Company issued 347 and 609 shares, respectively, of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand and $19 thousand, respectively, based on weighted-average issuance prices of $44.40 and $31.50 per share. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

During the six months ended June 30, 2025 and 2024, the Company issued 347 and 1,746 shares, respectively, of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand and $55 thousand, respectively, based on weighted-average issuance prices of $44.40 and $31.50 per share. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

●	Administrative and technology service providers: These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

●	Electronic investor platforms: These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of June 30, 2025, the Company had Class B common stock subscriptions receivable of $12 thousand.

NOTE 7 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 6,333,333. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 1,928,646 as of June 30, 2025.

F-17

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2024	3,803,417	$19.17	$46,903	$15.84	6.8
Granted	746,847	$31.50	$9,634	$37.83	9.5
Exercised	-	-	-	-	-
Forfeited	(27,137)	31.50	350	$25.77	-
Expired	(118,439)	15.44	5,994	$11.98	-
Outstanding and expected to vest at June 30, 2025	4,404,688	$21.20	$102,178	$19.56	6.78
Vested and exercisable at June 30, 2025	3,361,504	$19.12	$84,981	$15.87	6.51

The total fair value of stock options granted during the six months ended June 30, 2025 and 2024, respectively was $28.3 million and $0 million, respectively, which is being recognized over their respective vesting periods.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest and underlying estimated fair value of stock price.

	Six Months Ended June 30, 2025	Six Months Ended June 30, 2024
Weighted average risk-free interest rate	4.05%	—
Weighted average expected volatility	105.97%	—
Weighted average expected term (in years)	5.84	—
Expected dividend yield	—	—
Exercise price	$31.50	$—
Estimated fair value of stock price	$44.40

Modification of Option Grants

During the six months ended June 30, 2025 and 2024, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $0.5 million and $5.5 million for the six months ended June 30, 2025 and 2024, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

F-18

These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

The allocation of stock-based compensation expense was as follows (in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
General, selling and administrative	$5,896	$1,009	$11,167	$7,111
Research and Development	3,814	243	4,619	1,573
Total stock-based compensation	$9,710	$1,252	$15,786	$8,684

As of June 30, 2025 the total unrecognized compensation cost related to outstanding time-based options was $28.9 million, which is expected to be recognized over a weighted-average period of 1.61 years.

NOTE 8 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $44.40 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $2.1 million through this offering. On July 26, 2025 the Company closed its Regulation A+ Common Stock Offering to new investment.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $31.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $0.7 million through this offering. On July 26, 2025 the Company closed its Regulation D Common Stock Offering to new investment.

Reverse Stock Split

On August 5, 2025, the Company effected a 1-for-3 reverse stock split of its issued and outstanding Class A common stock, Class B common stock, and each series of Series B-1 preferred stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every three shares of each class or series issued and outstanding immediately prior to the effective time were automatically reclassified into one share of the same class or series. No fractional shares were issued as a result of the Reverse Stock Split; instead, any fractional shares resulting from the split were rounded up to the nearest whole share. The par value of the Company’s capital stock and the total number of authorized shares were not affected by the Reverse Stock Split. Accordingly, all share and per-share amounts for all periods presented in the accompanying condensed consolidated financial statements and related notes have been retroactively restated to reflect the reverse stock split.

Conversion of Series B-1 Preferred Stock

In July 2025, the holders of Series B-1 Preferred Stock voted to amend the automatic conversion provisions of its Series B-1 preferred stock. Each share of Series B-1 preferred stock will automatically convert into Class B common stock upon the earlier of (i) a Qualified Public Company Event, as defined in the Amended & Restated Certificate of Incorporation, or (ii) such other event or date approved by the holders of a majority of the then outstanding Series B-1 preferred stock. The certificate of amendment effecting such change was filed on August 5, 2025.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements other than as disclosed.

F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Prior Year Financial Statements

As discussed in Note 3 to the financial statements, the 2023 financial statements have been restated to correct an error.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon
San Diego, California
March 11, 2025, except for the reverse stock split as described in Notes 2 and 13, as to which date is August 5, 2025
We have served as the Company’s auditor since 2019

F-20

APTERA MOTORS CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023 (as restated)

Assets
Current assets:
Cash and cash equivalents	$13,160	$16,967
Grant funds receivable	855	345
Prepaids and other	375	415
Total current assets	14,390	17,727
Deposits and other long-term assets	1,550	2,293
Property and equipment, net	16,885	14,670
Operating lease assets, net	2,104	2,901
Total assets	$34,929	$37,591

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$277	$4,780
Accrued liabilities	1,159	835
Unearned reservation fees	4,086	3,863
Current portion of lease liabilities and other current liabilities	1,030	915
Total current liabilities	6,552	10,393
Right of use liabilities - operating lease	1,468	2,498
Other long-term liabilities	15	15
Total liabilities	8,035	12,906

Commitments and contingencies (Note 8)

Stockholders’ Equity
Preferred stock, $0.0001 par value, 31,304,495 authorized; 3,721,394 shares issued and outstanding (Note 9)	-	-
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 18,486,999 and 18,486,999 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	2	2
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 4,877,990 and 4,100,349 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	304,584	268,001
Subscription receivables	(281)	(814)
Accumulated deficit	(277,412)	(242,505)
Total stockholders’ equity	26,894	24,685
Total liabilities and stockholders’ equity	$34,929	$37,591

See accompanying notes.

F-21

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

		Year Ended
	Year Ended	December 31, 2023
	December 31, 2024	(as restated)
Revenues	$—	$—

Operating Expenses:
General, selling, and administrative	20,090	37,476
Research and development	16,781	23,668
Total operating expenses	36,871	61,144

Operating loss	(36,871)	(61,144)
Other income	1,964	2,087
Loss from continuing operations	(34,907)	(59,057)
Loss from discontinued operations, net of tax (Note 4)	—	(235)
Net loss	$(34,907)	$(59,292)

Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(1.52)	$(2.68)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$—	$—
Weighted average shares outstanding of Class A and B common stock - basic and diluted	23,036,809	22,096,909

See accompanying notes.

F-22

APTERA MOTORS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share data)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Subscriptions	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2022	3,721,394	$-	18,571,603	$2	2,954,291	$1	$200,168	$—	$(183,213)	$16,958
Sale of common stock	—	—	—	—	1,076,716	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	69,342	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(83,696)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(908)	—	—	—	(29)	—	—	(29)
Stock based compensation (as restated)	—	—	—	—	—	—	35,123	—	—	35,123
Net loss (as restated)	—	—	—	—	—	—	—	—	(59,292)	(59,292)
December 31, 2023 (as restated)	3,721,394	$-	18,486,999	$2	4,100,349	$1	$268,001	$(814)	$(242,505)	$24,685
Sale of common stock	—	—	—	—	744,329	—	22,929	533	—	23,462
Stock issuance costs	—	—	—	—	—	—	(1,822)	—	—	(1,822)
Shares and warrants issued for services	—	—	—	—	4,793	—	2,677	—	—	2,677
Exercise of stock options					642	—	7	—	—	7
Shares issued for conversion of convertible notes and interest	—	—	—	—	27,877	—	703	—	—	703
Stock based compensation	—	—	—	—	—	—	12,089	—	—	12,089
Net loss	—	—	—	—	—	—	—	—	(34,907)	(34,907)
December 31, 2024	3,721,394	$-	18,486,999	$2	4,877,990	$1	$304,584	$(281)	$(277,412)	$26,894

See accompanying notes.

F-23

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Year Ended
	Year Ended	December 31, 2023
	December 31, 2024	(as restated)

Operating Activities From Continuing Operations
Net loss from continuing operations	$(34,907)	$(59,057)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:
Depreciation and amortization	498	449
Amortization of debt discount on convertible notes	57	—
Gain on lease settlement	—	(431)
Asset impairment and disposal	857	1,723
Stock based compensation (as restated)	12,089	35,123
Stock-based payments for services and interest	2,705	2,899
Changes in operating assets and liabilities:
Grant funds receivable	(510)	(345)
Prepaids and other	40	311
Deposits and other long-term assets	743	450
Accounts payable	(4,503)	2,468
Accrued expenses	324	(1,952)
Unearned reservation fees	223	556
Operating lease assets and liability, net	(118)	(1,640)
Net cash used in operating activities from continuing operations	(22,502)	(19,446)
Investing Activities from Continuing Operations
Purchase of property and equipment	(3,570)	(5,431)
Net cash used in investing activities from continuing operations	(3,570)	(5,431)
Financing Activities from Continuing Operations
Proceeds from sale of convertible notes	618	—
Proceeds from sale of common stock	23,462	33,103
Proceeds from exercise of stock options	7	—
Repurchase of shares	—	(29)
Common stock issuance costs	(1,822)	(1,767)
Net cash provided by financing activities from continuing operations	22,265	31,307

Cash used by operating activities of discontinued operations	—	(238)

Increase in cash and cash equivalents	(3,807)	6,192
Cash and cash equivalents, beginning of year	16,967	10,775
Cash and cash equivalents, end of year	$13,160	$16,967

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$1	$2
Non-cash investing and financing activities:
Subscriptions receivable	$281	$814
Common stock repurchased for deconsolidation	—	(2,310)
Shares issued for conversion of convertible notes payable and accrued interest	$703	$—

See accompanying notes.

F-24

APTERA MOTORS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. (“Aptera” the “Company,” “we,” “us” or “our” and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 (“Inception”) in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management’s Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company’s ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings’ success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company’s ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company’s liquidity position, there is no guarantee that they will be sufficient to fully address the Company’s financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

F-25

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reverse Stock Split

The accompanying consolidated financial statements and related notes have been retroactively restated to reflect a 1-for-3 reverse stock split of the Company’s common stock effected by the Company on August 5, 2025. See Note 13 for further discussion.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and December 31, 2023.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2024
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$8,770	$-	$-	$8,770
Total	$8,770	$-	$-	$8,770

	Fair Value Hierarchy as of December 31, 2023
Description	Level 1	Level 2	Level 3	Total
Assets:
Money market fund	$15,402	$-	$-	$15,402
Total	$15,402	$-	$-	$15,402

As of December 31, 2024 and December 31, 2023, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

F-26

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and December 31, 2023, cash and cash equivalents contained $4.1 and $3.9 million, respectively, of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

F-27

For the year ended December 31, 2024, we recorded impairment charges of $0.8 million related to construction-in-progress assets, as further discussed in Note 6 to our consolidated financial statements. For the year ended December 31, 2023, we recorded $1.7 million in impairment charges related to construction-in-progress assets, as detailed in Note 6 to our consolidated financial statements.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

●	A right-of-use (ROU) asset representing the right to use the leased asset.
●	A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee’s incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2024 and December 31, 2023, we had approximately $9.0 and $12.0 million in open purchase orders, respectively.

Revenue Recognition

As of December 31, 2024, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

F-28

The Company’s ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

●	Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

●	Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

●	Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

●	Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States (“U.S.”) and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

F-29

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company’s results of operations and financial condition.

Discontinued Operations

In April 2023, we sold our infotainment display business (see Note 4). Accordingly, the results of operations and cash flows of the disposed business have been reported as discontinued operations through such date.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company’s 2021 Stock Option and Incentive Plan.

As of December 31, 2024 and 2023, potentially dilutive securities outstanding were as follows:

	December 31, 2024	December 31, 2023
Preferred stock	3,721,394	3,721,394
Stock options	3,803,417	3,830,290
Warrants	868,167	-
Potentially dilutive securities	8,392,978	7,551,684

For the years ended December 31, 2024 and 2023, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Year Ended December 31,
			2023
	2024		(as restated)
	Class A	Class B	Class A	Class B
Numerator
Allocation of losses	$(28,013)	$(6,894)	$(49,680)	$(9,612)
Denominator
Weighted average shares outstanding	18,486,999	4,549,810	18,514,664	3,582,245
Basic net loss per share	$(1.52)	$(1.52)	$(2.68)	$(2.68)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

F-30

NOTE 3 – RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the preparation of the Company’s financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods.

As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

The following table summarizes the impact of the restatement on the Company’s previously issued financial statements for the year ended December 31, 2023 (in thousands, except per share amounts):

	As of and for the year ended December 31, 2023
Line Item	As previously reported	Restatement adjustment	As restated
Stock-based compensation
General, selling, and administrative	22,117	4,468	26,585
Research and development	8,320	218	8,538
Total stock-based compensation	$30,437	$4,686	$35,123
Operating Expenses:
General, selling, and administrative	33,008	4,468	37,476
Research and development	23,450	218	23,668
Total operating expenses	$56,458	$4,686	$61,144

Net income (loss)	$(54,606)	$(4,686)	$(59,292)
Additional Paid-in Capital	$263,310	$4,686	$267,996
Accumulated deficit	$(237,819)	$(4,686)	$(242,505)
Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$(2.47)	$(0.21)	$(2.68)

NOTE 4 – DISCONTINUED OPERATIONS

Acquisition and Disposition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company acquired all issued and outstanding shares of Andromeda Interfaces, Inc. (AI) for 83,696 shares of Aptera common stock. The acquisition was accounted for as a business combination and goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired.

In April of 2023, the Company and AI signed a settlement agreement where Aptera agreed to assign all of its rights, title and interest in and to the capital stock of AI back to each of AI’s founders, in exchange for 83,696 shares of Aptera common stock, essentially unwinding the business combination transaction, which resulted in the results of operations of AI meeting the classification criteria for a discontinued operation for the year ended December 31, 2023. In the year ended December 31, 2023, the Company recorded a loss from discontinued operations of $235 thousand, of which $53 thousand was in connection with the operations of AI and $182 thousand was a loss recorded in connection with the disposal of the business.

F-31

NOTE 5 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission (“CEC”), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through December 31, 2024, the Company submitted reimbursement requests totaling $2.8 million under this grant, of which $0.3 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Leasehold improvements	$761	$694
Computers, hardware and software	95	95
Research and development equipment	740	788
Other equipment	933	824
Construction in progress	15,507	12,986
	18,036	15,387
Less accumulated depreciation and amortization	(1,151)	(717)
Total property and equipment, net	$16,885	$14,670

Impairment of construction in progress assets

During the year ended December 31, 2024, we recorded a non-cash charge to impair and abandon construction in progress assets related to an electric motor technology that was replaced in the Company’s production plan. In December of 2023, we recorded non-cash impairment charges of $1.7 million related to changes in the Company’s plans for its battery manufacturing line. The construction in progress asset impairment charges in each period were recorded to research and development expenses.

NOTE 7 – LEASES

As of December 31, 2024, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. This reflects a reduction of leased space compared to September 2023 when we exited our facility in Vista, CA. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

F-32

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2024	As of December 31, 2023
Operating lease assets, net	$2,104	$2,901

Current portion of lease liabilities and other current liabilities	1,030	915
Long-term lease liabilities	1,468	2,498
	$2,498	$3,413

The following table summarizes the annual contractual maturities of operating lease liabilities (in thousands):

As of December 31, 2024
2025	$1,191
2026	1,227
2027	314
Total minimum lease payments	2,732
Imputed interest	(234)
Total minimum lease payments	$2,498

We recorded $1.1 million and $2.0 million as operating lease expense for the years ended December 31, 2024 and 2023, respectively. This expense is allocated to “General, selling, and administrative” and “Research and development” expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of December 31, 2024	As of December 31, 2023
Supplemental lease information
Weighted average remaining lease term (in years)	2.25	3.25
Weighted average discount rate	8.30%	8.30%

	As of December 31, 2024	As of December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,139	$3,766
Leased assets obtained in exchange for new operating lease liabilities	$-	$-

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement (“TLA”) with Chery Automobile Co. Ltd. (“Chery”). The TLA enables us to obtain a non-transferable license to use Chery’s automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

F-33

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 144,927 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery’s shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In July, 2024, Zaptera USA, Inc. (“Zaptera”) filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp. The lawsuit seeks compensatory, enhanced, and exemplary damages, disgorgement of profits, and injunctive relief. Aptera intends to vigorously defend itself and believes the claims are without merit.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock

As of December 31, 2024, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as “Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a “Liquidation Event”). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

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Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the “Conversion Rate”) in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) (a) any transaction that would have the effect of listing the Class B Common Stock on the New York Stock Exchange, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (each, a “Principal Market”), or (b) the acquisition, merger or other business combination between the Company or any direct or indirect parent company of the Company that may be formed from time to time and a “special purpose acquisition company” or similar entity whose shares are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended and listed on a Principal Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2024 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$27.6000	217,391	25,693	$709
Series B-1-B Preferred Stock	0.6555	379,774	126,591	83
Series B-1-C Preferred Stock	0.7281	4,234,991	1,411,664	1,028
Series B-1-D Preferred Stock	1.1553	772,597	257,532	298
Series B-1-E Preferred Stock	1.2837	4,618,667	1,539,556	1,976
Series B-1-F Preferred Stock	1.4565	1,071,984	357,328	520
Series B-1-G Preferred Stock	26.4000	9,091	3,030	80
Preferred Stock		20,000,000	-	-
Total Series B Preferred Stock as of December 31, 2024		31,304,495	3,721,394	$4,694

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock holders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding. During the year ended December 31, 2023, the Company repurchased 83,696 shares of its Class A common stock at a weighted average price of approximately $31.50 per share in connection with the sale of AI.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the year ended December 31, 2024, we issued 744,329 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $31.50 per share. Additionally, we issued 27,877 shares in exchange for the 2024 Convertible Notes and accrued interest (described below). The issuance of the convertible notes resulted in total proceeds of $0.7 million and were converted at a weighted-average price of $25.20 per share. Furthermore, 642 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $11.40 per share.

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2024 Convertible Notes

During the year ended December 31, 2024, the Company issued convertible promissory notes (the “2024 Convertible Notes”) with an aggregate principal amount of $0.7 million, carrying an annual interest rate of 12%, compounded annually with a maturity date 24 months from execution of the note agreement. The 2024 Convertible Notes were structured to automatically convert into shares of the Company’s Class B common stock upon the occurrence of a qualified equity financing event.

In November 2024, the Company completed a qualified equity financing round at a price per share of $31.50, triggering the conversion of the 2024 Convertible Notes at a 20% discount for a price per share of $25.20. As a result, in December 2024, the Company issued 27,877 shares of Class B common stock upon the conversion of the 2024 Convertible Notes and related accrued interest. Each Note holder executed a subscription agreement to formalize the conversion.

For accounting purposes, the Company evaluated whether the conversion feature should be bifurcated as an embedded derivative. While the conversion option contained a beneficial conversion feature, management determined that the related debt discount was immaterial due to the short-term nature of the 2024 Convertible Notes (less than four months outstanding) and therefore any bifurcation related to the embedded conversion feature was also deemed to be immaterial. Upon conversion, the liability was derecognized, and the shares were recorded as equity in accordance with the conversion terms. The Company recorded debt issuance costs of $57 thousand as a component of interest expense for the year ended December 31, 2024 related to this transaction.

Warrants Issued to Service Providers

During the year ended December 31, 2024, the Company issued warrants to service providers, allowing the purchase of up to 868,167 shares of Class B Common Stock, with 334,834 issued at a weighted average price per share of approximately $31.44 and 533,333 at a price per share to be determined upon public offering of the Company’s common stock or in connection with a change in control of the Company. These warrants have different terms based on vesting conditions and triggering events. As of December 31, 2024, the Company recognized $2.4 million in stock-based compensation expense related to the vested portion.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

●	Administrative and technology service providers: These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

●	Electronic investor platforms: These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of December 31, 2024, the Company had Class B common stock subscriptions receivable of $0.3 million. Costs of issuing common stock were $1.9 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

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NOTE 10 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. We have recorded a full valuation allowance against our U.S. federal and state deferred tax assets because it is not more likely than not that our deferred tax assets will be realized.

A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2024	December 31, 2023 (as restated)
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	7.1%	8.4%
Tax credits	1.9%	2.6%
Deferred tax adjustments	2.8%	4.3%
Change in valuation allowance	(32.8)%	(36.3)%
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2024	December 31, 2023 (as restated)
Deferred tax assets
Capitalized start-up costs	$8,901	$9,586
Capitalized research and development costs	12,572	12,614
Stock compensation	17,893	14,513
Net operating loss carryforward	12,255	6,554
Deferred revenue	1,143	-
Intangible assets	261	158
Fixed assets	54	97
Other	131	198
Tax credit carryforward	3,117	2,467
Total deferred tax assets	56,327	46,187
Valuation allowance	$(56,327)	$(46,187)
Net deferred tax assets	-	-

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2024, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $44.7 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation (R&E) tax credit carryforwards of approximately $2.6 million and $0.5 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company’s NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an “ownership change,” in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non-five percent stockholders) over a three year period occurs. After such an ownership change, the corporation’s use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

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If an ownership change occurs and if the Company earns net taxable income, the Company’s ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company’s state income, franchise, or similar taxes.

In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2024 and 2023. The valuation allowance increased by approximately $10.1 million and $21.5 million during the years ended December 31, 2024 and 2023, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2024 and 2023. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company’s U.S. federal and state tax returns since 2021 and 2020, respectively, remain open to examination by the taxing authorities.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the “Plan”). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 6,333,333. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 2,529,916 as of December 31, 2024.

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Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2022	3,665,931	$15.45	$58,697	$12.84	8.8
Granted	597,147	30.39		24.87	9.4
Exercised	—	—		—	—
Cancelled	(327,860)	18.84		15.93
Outstanding and expected to vest at December 31, 2023	3,935,218	$17.43	$55,344	$14.43	8.0
Granted	355,683	31.50		25.53	9.7
Exercised	(642)	11.40		9.96	—
Forfeited	(11,988)	31.29		26.25
Expired	(474,854)	14.10		11.31
Outstanding and expected to vest at December 31, 2024	3,803,417	$19.17	$46,903	$15.84	6.8
Vested and exercisable at December 21, 2024	3,347,404	$18.18	$44,561	$15.09	6.5

The total fair value of stock options granted during the year ended December 31, 2024 and 2023, respectively was $9.1 million and $14.9 million, respectively, which is being recognized over their respective vesting periods. The total fair value of stock options vested during the year ended December 31, 2024 and 2023 was approximately $9.0 million and $35.2 million, respectively.

Modification of Option Grants

During the years ended December 31, 2024 and 2023, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $5.5 million and $3.2 million in 2024 and 2023, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

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These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted average risk-free interest rate	3.60%	3.92%
Weighted average expected volatility	107.15%	103.3%
Weighted average expected term (in years)	5.78	5.18
Expected dividend yield	0.0%	0.0%
Exercise price	$25.98	$17.43

The allocation of stock-based compensation expense for the year ended December 31, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023 (as restated)
General, selling, and administrative	$11,808	$26,585
Research and development	3,460	8,538
Total stock-based compensation	$15,268	$35,123

As of December 31, 2024 the total unrecognized compensation cost related to outstanding time-based options was $9.2 million, which is expected to be recognized over a weighted-average period of 1.31 years.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $44.40 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $100 thousand through this offering.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $31.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $348 thousand through this offering.

Extension of Post-Termination Exercise Period

In January 2025, the Company extended the post-termination exercise period of 180,758 stock options that were granted to a former employee by 12 months.

Reverse Stock Split

On August 5, 2025, the Company effected a 1-for-3 reverse stock split of its issued and outstanding Class A common stock, Class B common stock, and each series of Series B-1 preferred stock (the “Reverse Stock Split”). As a result of the Reverse Stock Split, every three shares of each class or series issued and outstanding immediately prior to the effective time were automatically reclassified into one share of the same class or series. No fractional shares were issued as a result of the Reverse Stock Split; instead, any fractional shares resulting from the split were rounded up to the nearest whole share. The par value of the Company’s capital stock and the total number of authorized shares were not affected by the Reverse Stock Split. Accordingly, all share and per-share amounts for all periods presented in the accompanying consolidated financial statements and related notes have been retroactively restated to reflect the reverse stock split.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant in connection with the registration and listing of its Class B common stock. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Nasdaq listing fee.

	Amount Paid or to be Paid
SEC registration fee	$	[__]
Nasdaq listing fee		75,000
Printing fees and expenses		5,000
Legal fees and expenses		338,000
Accounting fees and expenses		20,000
Transfer agent and registrar fees and expenses		95,000
Other advisors’ fees		750,000
Miscellaneous expenses		[__]
Total		$1,188,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the DGCL, the registrant’s restated certificate of incorporation that will be in effect following the effectiveness of this registration statement contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

●	any breach of the director’s duty of loyalty to the registrant or its stockholders;
●	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
●	under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
●	any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the registrant’s bylaws that will be in effect following the effectiveness of this registration statement provide that:

●	the registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
●	the registrant may indemnify its other employees and agents as set forth in the DGCL;
●	the registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and
●	the rights conferred in the bylaws are not exclusive.

The indemnification provisions in the registrant’s restated certificate of incorporation and restated bylaws may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.

We plan to enter into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The Company has made the following securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act:

Employee Stock Options (Rule 701): Beginning in March 17, 2022, the Company issued 1,980,830 shares of Class B Common Stock to directors, officers, employees, consultants, and service providers upon the exercise of options under the 2021 Stock Option and Incentive Plan, at per share purchase prices ranging from $27.60 to $31.50, in reliance on Rule 701 of the Securities Act.

Private Placements (Section 4(a)(2)):

●	In 2022, the Company issued 386,364 shares of Class A Common Stock for approximately $10.2 million to 10 accredited investors.
●	In 2022, the Company issued 4,511 shares of Class B Common Stock to three separate vendors of the Company as consideration for approximately $125,000 in services rendered to the Company.
●	In 2022, the Company issued 144,927 shares of Class B Common Stock to Chery Automobile Co. Ltd in consideration for services rendered to the Company.
●	In 2023, the Company issued 69,343 shares of Class B Common Stock to 9 separate service providers (5 of which are individuals (one of which was an employee of the Company), and 4 of which are entities) as consideration for approximately $2.2 million in services rendered to the Company.
●	During the year ended December 31, 2022, the Company issued SAFE Agreements in the amount of $80 thousand to a service provider as consideration for services rendered, which was subsequently converted into Series B-1 Preferred Stock on August 25, 2022.
●	During the year ended December 31, 2024, the Company sold $675,000 worth of convertible notes to non-affiliated accredited investors, bearing 12% annual interest and maturing in 24 months, convertible into common stock.
●	During December 31, 2024, the Company issued to Amato and Partners, LLC, a vendor of the Company, a warrant to purchase 333,333 shares with an exercise price of $31.50. This warrant vests monthly through May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant for 533,333 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. The Company has also issued warrants to US Capital Global Securities, LLC pursuant to four separate warrant agreements for an aggregate of 1,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029.
●	During the three months ended June 30, 2025, the Company issued 347 shares of Class B common stock to external consultants as compensation for services rendered. The aggregate grant-date fair value of these shares was approximately $15 thousand, based on a weighted-average issuance price of $44.40. The fair value was determined based on the contemporaneous cash sale prices of Class B common stock to third-party investors.

The proceeds from each of the private placements set forth above was used for working capital and general corporate purposes. No intermediary was involved in any of the offerings set forth above.

Regulation A Offerings:

●	For the year ended December 31, 2022, the Company sold 1,038,800 shares of Class B Common Stock for approximately $28.7 million.
●	For the year ended December 31, 2023, the Company sold 1,076,716 shares of Class B Common Stock for approximately $33.9 million.
●	During the year ended December 31, 2024, the Company sold 322,037 shares of Class B Common Stock for approximately $10.2 million.
●	From June 30, 2025 to July 26, 2025 (the termination date of this offering), the Company sold 48,400 shares of Class B Common Stock for approximately $2.1 million.

For all Regulation A offerings set forth above, Dalmore LLC and/or OpenDeal Broker LLC acted as broker-dealers, receiving aggregate commissions of 1% of the total proceeds. The sales were to retail investors and the proceeds from each of the Regulation A offerings set forth above was used for working capital and general corporate purposes.

Regulation D 506(c) Offerings:

●	In 2022, the Company sold 25,693 shares of Series B-1 Preferred Stock for $709 thousand to an SPV that is owned by 12 accredited investors, none of which have a material relationship with the Company.
●	During the year ended December 31, 2024, the Company sold 256,708 shares of Class B common stock for approximately $7.5 million to a large number of accredited investors with no material relationship to the Company.
●	From June 30, 2025 to August 12, 2025, the Company sold 22,468 shares of Class B Common Stock for approximately $0.7 million to a large number of accredited investors with no material relationship to the Company.

The proceeds from each of the Regulation D offerings set forth above was used for working capital and general corporate purposes.

Regulation Crowdfunding Offering:

●	From May 30, 2024, to September 19, 2024, the Company sold 158,503 shares of Class B Common Stock for approximately $4,992,855. Jumpstart Micro, Inc. acted as the broker-dealer, receiving $249,643 in commissions.

The sales for the Regulation Crowdfunding offering were to retail investors and the proceeds from the Regulation Crowdfunding offering set forth above was used for working capital and general corporate purposes.

II-2

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

		Incorporation by Reference
Exhibit Number		Form	File Number	Filing Date	Exhibit Number	Filed Herewith
3.1	Restated Certificate of Incorporation	1-U	24R-00472	August 31, 2022	8.1
3.2	Bylaws	1-A/A	024-11479	April 30, 2021	2.2
3.3	Certificate of Amendment of Aptera Motors Corp.	1-U	24R-00472	August 11, 2025	2.1
3.4	Form of Second Amended and Restated Certificate of Incorporation					X
3.5	Form of Amended and Restated Bylaws					X
4.1	Form of Voting Agreement	1-A POS	024-11479	August 10, 2023	5.1
4.2	Warrant issued to Amato and Partners, LLC dated November 15, 2024 (FMV Price)**
4.3	Warrant issued to Amato and Partners, LLC dated November 15, 2024 (Fixed Price)**
4.4	Warrant issued to US Capital Global Securities, LLC dated October 4, 2024**
4.5	Warrant issued to US Capital Global Securities, LLC dated October 25, 2024**
4.6	Warrant issued to US Capital Global Securities, LLC dated October 31, 2024**
4.7	Warrant issued to US Capital Global Securities, LLC dated December 2, 2024**
5.1	Opinion of CrowdCheck Law LLP*
10.1	2021 Stock Option and Incentive Plan #	1-K	24R-00472	May 2, 2022	6.1
10.2	Andromeda Interfaces Inc. Agreement and Plan of Merger and Settlement Agreement(^)	1-K	24R-00472	April 28, 2023	6.2
10.3	Chery Supply Agreement as amended	1-K	24R-00472	April 28, 2023	6.3
10.4	Option Agreement with Chris Anthony #	1-K	24R-00472	May 2, 2022	6.4
10.5	Option Agreement with Steve Fambro #	1-K	24R-00472	May 2, 2022	6.6
10.6	Single Tenant Lease – Net between the Company and EV 2340, LLC	1-A POS	024-11479	July 13, 2022	6.7
10.7	Lease between the Company and H.G. Fenton Property Company	1-A POS	024-11479	July 13, 2022	6.8
10.8	Form of Indemnification Agreement** #
10.9	Form of 2025 Omnibus Equity Plan #					X
10.10	Employment Agreement with Chris Anthony #					X
10.11	Employment Agreement with Steve Fambro #					X
10.12	Interim Chief Financial Officer Engagement Letter #					X
21.1	Subsidiaries of the Company**
23.1	Consent of dbbMcKennon*
23.2	Consent of CrowdCheck Law LLP (included in Exhibit 5.1)*
99.1	Consent of Tony Kirton*
99.2	Consent of Todd Butz*
99.3	Consent of Tom DaPolito*
107	Filing Fee Table*

^ Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

# Indicates management contract or compensatory plan.

* To be filed by amendment.

** Previously Filed

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes.

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ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act.

b.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

c.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Carlsbad, California on [●], 2025.

APTERA MOTORS CORP.

By:	Chris Anthony
Title:	CEO

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on [__________], 2025.

Signature	Title

Co-Chief Executive Officer and Director
Chris Anthony	(Principal Executive, Financial, and Accounting Officer)

Co-Chief Executive Officer and Director
Steve Fambro

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